Form 20-F
period 2022-12-31
Lichen China Ltd
filed 2023-05-01
CIK 1876766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-41493

Lichen China Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province

People’s Republic of China 362000

+86-59585633335

(Address of principal executive offices)

Ya Li

+86-59585633335

Ir@lichenzx.com

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province

People’s Republic of China 362000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.00004 per share	LICN	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Lichen China”, “Lichen China Limited”, “we,” “us,” the “Company,” “our company,” or “LICN” refer to Lichen China Limited, a holding company. References to “Subsidiaries” or “PRC subsidiaries” refer to the Lichen China Limited’s subsidiaries established under the laws of the People’s Republic of China. References to “Group” are to Lichen China Limited and its consolidated subsidiaries collectively. Unless otherwise indicated, in this annual report, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to a class of shares of Lichen China (as defined below) called the “series A ordinary shares” with par value $0.00004 per share;

●	“Class B Ordinary Shares” are to a class of shares of Lichen China (as defined below) called the “series B ordinary shares” with par value $0.00004 per share;

●	“HKD” are to the official currency of Hong Kong;

●	“Lichen China” are to Lichen China Limited, a Cayman Islands exempted company;

●	“Legend Consulting BVI” are to Legend Consulting Investments Limited, a British Virgin Islands exempted company and a wholly-owned subsidiary of Lichen China;

●	“Legend Consulting HK” are to Legend Consulting Limited (HK), a Hong Kong company and a wholly-owned subsidiary of Legend Consulting BVI;

●	“Lichen WFOE” or “Lichen Zixun” are to Fujian Province Lichen Management and Consulting Company Limited, a wholly foreign-owned company organized under the laws of the PRC and a wholly-owned subsidiary of Legend Consulting HK;

●	“Lichen Education” are to Xiamen City Legend Education Services Company Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Lichen WFOE;

●	“Operating Subsidiaries” are Lichen Zixun and Lichen Education;

●	“RMB” are to Renminbi, or the legal currency of the PRC;

●	“U.S. dollars,” “$,” and “USD” are to the legal currency of the United States; and

●	“WFOE” are to wholly foreign-owned enterprise.

LICN is a holding company with operations conducted in the PRC through its operating subsidiaries in the PRC, using RMB. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a year-end spot rate of RMB6.9646 to US$1.00 or an average rate of RMB6.7261 to US$1.00 for the fiscal year ended December 31, 2022. On December 31, 2021, the year-end spot rate and average rate for RMB were, respectively, RMB6.3757 to US$1.00 and RMB6.4515 to US$1.00. On December 31, 2020, the year-end spot rate and average rate for RMB were, respectively, RMB6.5249 to US$1.00 and RMB6.8976 to US$1.00.

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this report other than to the extent specifically cited in this report. We have commissioned the industry report from Frost & Sullivan Inc. (“Frost & Sullivan”). We have sought to provide current information in this report and believe that the statistics provided in this report remain up-to-date and reliable, and these materials are not incorporated in this report other than to the extent specifically cited in this report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

OVERVIEW

Corporate Structure

The following diagram illustrates the corporate structure of Lichen China Limited and its subsidiaries as of the date of this annual report.

Holding Company Structure

Lichen China Limited was incorporated on April 13, 2016 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 Class A Ordinary Shares and 250,000,000 Class B Ordinary Shares, of which 17,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen China Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

Legend Consulting BVI was incorporated on December 20, 2013 under the laws of the British Virgin Islands with limited liability. Legend Consulting BVI is a wholly owned subsidiary of the Company. Legend Consulting BVI is a holding company and is currently not actively engaging in any business.

Legend Consulting HK was formed on January 8, 2014 under the laws of Hong Kong. Legend Consulting HK is a wholly owned subsidiary of Legend Consulting BVI. It is a holding company and is not actively engaging in any business.

Lichen Zixun was established on April 14, 2004 under the laws of the PRC. Lichen Zixun is a wholly owned subsidiary of Legend Consulting HK and is our main operating entity.

Lichen Education was established on July 30, 2014 under the laws of PRC. Lichen Education is a wholly owned subsidiary of Lichen Zixun and is our operating entity.

As a result of our corporate structure, LICN’s ability to pay dividends may depend upon dividends paid by our Operating Subsidiaries. If our existing Operating Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash between Our Company and Our Subsidiaries

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Lichen China Limited’s ability to transfer cash to investors. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Lichen China Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to Lichen China Limited through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to BVI and BVI to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Tianyuan Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this report, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay shareholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. The Company made no such dividend, distribution or transfer during the fiscal year ended December 31, 2022 and 2021. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

On February 10, 2023, Lichen China Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. As of the date of this report, no other dividends, distributions or transfers has been made between Lichen China Limited and any of its subsidiaries. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to our Corporate Structure – We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of the annual report, TPS Thayer, our auditor for the fiscal year ended December 31, 2022 and 2021, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections. As of the date of the annual report, B&V, our auditor for the fiscal year ended December 31, 2020, withdrew its registration from the PCAOB in January 2022.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and AHFCAA, and ultimately results in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years instead of three, and this ultimately could result in our Class A Ordinary Shares being delisted by and exchange. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 24 and “Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 25. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

Recent Regulatory Development in the PRC

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Item 3. Key Information — 3.D. Risk Factors – Risks Related to Doing Business in China.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors – Risks Relating to our Corporate Structure – We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 12.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors – Risks Relating to Doing Business in China – Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 13.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors – Risks Relating to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 14.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See “Risk Factors – Risks Relating to Doing Business in China – Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 13.

●	Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors – Risks Relating to Doing Business in China – The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 15.

●	We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment. See “Risk Factors – Risks Relating to Doing Business in China – We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment” on page 26.

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors – Risks Relating to Doing Business in China – Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 18.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors – Risks Relating to Doing Business in China – We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 12.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors – Risks Relating to Doing Business in China – To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 18.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. See “Risk Factors – Risks Relating to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares” on page 19.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. See “Risk Factors – Risks Relating to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 20.

●	We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months. See “Risk Factors – Risks Relating to Doing Business in China – We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months” on page 20.

●	Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our auditors, B&V for the fiscal year ended December 31, 2020 and TPS Thayer for the fiscal year ended December 31, 2021, are both based in the U.S. B&V withdrew its registration from the PCAOB in January 2022. TPS Thayer are registered with PCAOB and subject to PCAOB inspections. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 24.

Risks Relating to our Class A Ordinary Shares

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors” on page 28.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” on page 28.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price” on page 30.

●	The trading of our Class A Ordinary Shares could experience extreme stock price run-ups followed by rapid price declines and strong stock price volatility as experienced in recent initial public offerings. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility.” on page 31.

●

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.” on page 32.

Risks Relating to Our Business

●	Our business, financial condition and results of operations may be affected due to the COVID-19 pandemic and other diseases or epidemic. See “Risk Factors – Risks Relating to Our Business and Operations – Our business, financial condition and results of operations may be affected due to the COVID-19 pandemic and other diseases or epidemic” on page 33.

●	We may incur impairment losses for intangible assets, which may adversely affect our results of operations. See “Risk Factors – Risks Relating to Our Business and Operations – We may incur impairment losses for intangible assets, which may adversely affect our results of operations” on page 34.

●	Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss. See “Risk Factors – Risks Relating to Our Business and Operations – Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss” on page 34.

●	Our business depends on the market recognition of our “Lichen” brand name. See “Risk Factors – Risks Relating to Our Business and Operations – Our business depends on the market recognition of our “Lichen” brand name” on page 34.

●	Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business. See “Risk Factors – Risks Relating to Our Business and Operations – Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business” on page 34.

●	Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors – Risks Relating to Our Business and Operations – Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations” on page 35.

●	Our financial and taxation solution services may attract liability. See “Risk Factors – Risks Relating to Our Business and Operations – Our financial and taxation solution services may attract liability” on page 37.

●	We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected. See “Risk Factors – Risks Relating to Our Business and Operations – We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected” on page 37.

●	We have limited insurance coverage to protect us against all risks associated with our business operations. See “Risk Factors – Risks Relating to Our Business and Operations – We have limited insurance coverage to protect us against all risks associated with our business operations” on page 38.

●	Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations. See “Risk Factors – Risks Relating to Our Business and Operations – Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations” on page 38.

Risks Relating to Our Industry

●	The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition. See “Risk Factors – Risks Relating to Our Industry – The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition” on page 39.

●	Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors – Risks Relating to Our Industry – Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations” on page 39.

●	We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected. See “Risk Factors – Risks Relating to Our Industry – We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected” on page 39.

Risks Relating to our Corporate Structure

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, and has reduced state ownership of productive assets, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

The financial and taxation solution services industry in China is subject to extensive regulation. Related laws and regulations are relatively new and evolving. The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial and taxation solution services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial and taxation solution services businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may decide to finance our PRC subsidiaries by means of loans or capital contributions.

Any loans to Lichen WFOE, which is treated as a Foreign Investment Enterprise, or FIE, under PRC law, is subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Lichen WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE, or filed with SAFE in its information system. According to the Notice of the People’s Bank of China (“PBOC”) and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in January 2021, the limit for the total amount of foreign debt is 2 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart.

We believe the offering proceeds would be available for investments in our PRC operation after completing the registration. For example, if we decide to make loans to our PRC subsidiaries, the loan can be in an amount of up to 2 times of the net assets in the consolidated financial statement. However, we cannot assure you that we will be able to obtain relevant government registrations or approvals on a timely basis, or at all.

These capital contributions must be approved by the Ministry of Commerce (“MOC”) or its local counterpart. On March 30, 2015, the State Administration of Foreign Exchange (“SAFE”) promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within their business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Tianyuan Law Firm, that the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of the initial public offering, given that the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation and the acquisitions of the 100% equity interests in Lichen Zixun by Legend Consulting HK is not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required in the future, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. There remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the above summary is subject to any new laws, regulations, and rules or detailed implementations and interpretations in any form relating to the M&A Rules.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations and become the legal foundation for foreign investment in the PRC. Meanwhile, the Implementation Regulation of the Foreign Investment Law and the Measures for Reporting of Information on Foreign Investment came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors or foreign-invested enterprises are required to submit initial report, report of changes, report of deregistration and annual report relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets

The transfer of funds and assets among Lichen China Limited, its Hong Kong and PRC subsidiaries are subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors – Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Risk Factors - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our consolidated financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from, or registration with, appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months

The proceeds of the initial public offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of the initial public offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will have to take the following actions: First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company. Second, we will remit the offering proceeds into this special foreign exchange account. Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. The proceeds of the initial public offering will be maintained in an interest-bearing account maintained by us in the United States, until the abovementioned approvals have been provided.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards, although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. If we are required to make increased contributions or are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks, rather than SAFE or its local branch, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in Lichen China Limited and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares – People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Lichen China Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Lichen China Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A Ordinary Shares may be subject to PRC tax, at a rate of 10%, in the case of non-PRC enterprises, or 20%, in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax imposed may reduce the returns on the investment in our Class A Ordinary Shares.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate, according to other relevant tax rules and regulations. As of the date of the annual report, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC, as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or if we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

According to the “Enterprise Income Tax Law of the People’s Republic of China” (adopted on March 16, 2007, first amended on February 24, 2017, and further amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

Where enterprises that are controlled by resident enterprises or resident enterprises and Chinese residents in the country (region) where the actual tax burden is obviously lower than the tax rate level of China’s enterprise income tax, and profits are not distributed or are distributed at a reduced rate due to reasons other than reasonable business needs, the portion of the above profits attributable to such resident enterprises shall be included in the income of such resident enterprises for the reported period. Interest expenses incurred when the ratio of creditor’s rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income. If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes, tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditors, B&V for the fiscal year ended December 31, 2020 and TPS Thayer for the fiscal year ended December 31, 2021, are both based in the U.S. B&V withdrew its registration from the PCAOB in January 2022. TPS Thayer is headquartered in Sugar Land, Texas, and its registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship (the “Cybersecurity Review Measures”) promulgated on April 13, 2020, if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affect or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As the new Cybersecurity Review Measures took effect on February 15, 2022, we believe we are not subject to the cybersecurity review by the CAC for the initial public offering, given that: (i) we are not a network platform operator holding more than one million users’ individual information; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and we will not be required to obtain any permission from the CAC. However, there remains uncertainty as to how the new Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the new Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to our Class A Ordinary Shares

Our CEO has control over key decision making as a result of his control of a majority of our voting shares

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. Lichen China Limited issued Class A Ordinary Shares in the initial public offering. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holders thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our Founder, CEO, and our Chairman of the Board of Directors of the Company, or the Board, Mr. Ya Li, has voting rights with respect to an aggregate of 9,000,000 Class B Ordinary Shares, representing 83.72% of the voting power of our issued and outstanding Ordinary Shares as of the date of this annual report. As a result, Mr. Li has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Li has the ability to control the management and affairs of our Company, as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Li controls our Company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Li owes a fiduciary duty to our Company and must act in good faith in a manner he reasonably believes to be in the best interests of our Company. As a beneficial shareholder, even a controlling beneficial shareholder, Mr. Li is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders

Future issuances of our Class B Ordinary Shares, which can be approved by our Board of Directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares.

In addition, there might be impact of the conversion of Class B Ordinary Shares on holders of Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any Class B holder retains their shares.

The dual-class structure of our ordinary shares may adversely affect the trading market for the Class A Ordinary Shares

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects

Lichen China Limited is a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established, as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Shareholder claims, including securities law class actions and fraud claims, are common in the United States and are generally difficult to pursue as a matter of law or practicability in China. For example, in China, there are significant legal and other barriers to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the Board of Directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them

We are listed on the Nasdaq Capital Market. We cannot assure you that we will be able to meet those continued listing requirements in the future. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility and there may not be an active, liquid trading market for our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of the date of this annual report, our management has assessed the effectiveness of our internal control over financial reporting. The material weaknesses relate to that the Company does not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that as of the date of this annual report, our internal control over financial reporting was ineffective.

In order to address and resolve the foregoing material weakness, we have implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring consultants who have requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements. In addition to hiring outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We do not intend to pay dividends for the foreseeable future

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity

After our initial public offering, we become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies

Upon completion of our initial public offering, we become a publicly listed company in the United States. As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Risks Relating to our Business

Our business, financial condition and results of operations may be affected due to the COVID-19 pandemic and other diseases or epidemic

Any occurrence of disease or epidemic may cause material disruptions to our business operations. In particular, during the occurrence of a disease or epidemic, we may not be able to deliver our services as efficiently and effectively as before such occurrence. In such event, we may not be able to conduct physical meetings with our customers or our customers may be less inclined to meet with us, and the Partnered Institutions may temporarily close their education premises or postpone or cancel scheduled talks and seminars, or our external experts may encounter difficulties hosting seminars or talks at the Partnered Institutions’ premises due to travel restrictions. As a result, we may experience disruption in our on-site expert support services provided to the Partnered Institutions. The outbreak of COVID-19 in early 2020 had temporarily disrupted our business operations, which temporarily suspended our business operations after the Chinese New Year. We resumed full operation as of February 10, 2020. Our Partnered Institutions also temporarily suspended provision of in-person trainings, seminars or talks and gradually resumed these trainings, seminars and talks in late May 2020. The overall confidence and interest of the customers or investors in the general economy in China was affected due to COVID-19, which in turn directly affected the growth and development of business companies in the market and the demand for financial and taxation solution services. Since the outbreak of COVID-19, the impact to our business was mainly on the on-site consultation services. Due to travel restrictions, our external experts could not provide on-site consultation services to our customers, we therefore modified our business model by providing remote services first and postponed or reduced part of our on-site procedures. The areas where our Partnered Institutions located were not greatly affected by the pandemic and the total number of Partnered Institutions remained stable. Our business of software and maintenance services accounts approximately for 10% of our total sales, and the impact on suppliers such as textbook and software service providers is negligible. After taking corresponding measures, most of our customers’ business and operations have returned to pre-pandemic level since the second quarter of 2020. Our total revenue for the year ended December 31, 2021 has increased by 11.83% to approximately $34.30 million compared to the total revenue of $30.67 million for the year ended December 31, 2020. Our total revenue for the six months ended June 30, 2022 has decreased by 4.93% to approximately $16.15 million compared to the total revenue of $16.99 million for the six months ended June 30,2021. We do not believe that the pandemic had overall material adverse effect on our business, financial condition and results of operations. However, there is no assurance that there will be no recurrence of any outbreak of diseases such as COVID-19, Severe Acute Respiratory Syndrome (SARS), Middle East Respiratory Syndrome Coronavirus (MERS-CoV) or any other contagious disease or epidemic in major cities or provinces in China in which we conduct business. Any occurrence of disease or epidemic in the future could have a material and adverse effect on our business, financial condition and results of operations.

We may incur impairment losses for intangible assets, which may adversely affect our results of operations

As reported in our consolidated financial statements for the years ended December 31, 2022 and 2021, our intangible assets amounted to approximately $4.52 million and $3.87 million as of December 31, 2022 and 2021, respectively. Intangible assets are tested for impairment whenever there is indication that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of our intangible assets exceeds their recoverable amount. The process of assessment is uncertain and complex and requires judgments in relation to such events or changes in circumstances. If our intangible assets are determined to be impaired in the future, we would be required to write down the carrying value by recognized impairment loss for our intangible assets in our consolidated financial statements during the period in which the relevant intangible assets are determined to be impaired, which may in turn adversely affect our results of operations.

Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss

Our financial assets primarily consist of trade and other receivables and bank balances and cash. We recognize loss allowances for expected credit allowances (“ECL”) on financial assets measured at amortized costs. We measure loss allowances at an amount equal to lifetime ECL. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, we consider reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and including forward-looking information. Any decrease in value of a financial asset is recorded as other losses, and therefore will directly affect our results of operations.

Our business depends on the market recognition of our “Lichen” brand name

We believe that the market awareness and reputation of our “Lichen” brand name has contributed significantly to the success and growth of our business. We also believe that maintaining and enhancing the “Lichen” brand name is critical to maintaining our competitive advantage. Our ability to maintain our brand reputation depends on a number of factors, some of which are beyond our control. As we continue to grow in size, expand our services and extend our geographical coverage through our own growth and expansion, and through our education support services provided to the Partnered Institutions, it may become difficult to maintain quality and consistency in the services we provide, which may lead to diminishing confidence in our “Lichen” brand name as well as our financial and taxation solution services, education support services and software and maintenance services. Numerous factors can potentially impact the reputation of our “Lichen” brand name, including but not limited to customers’ satisfaction with our financial and taxation solution services, education support services and software and maintenance services, performance of the external experts, negative press, and unaffiliated parties using our brand name. If our brand is tarnished, customers’ interest in us may decrease and our business could be materially and adversely affected. If we are unable to maintain or sustain our brand reputation and recognition, we may also be unable to maintain or increase customers’ patronage, which may cause material adverse effects on our business, financial condition and results of operations.

Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business

Our revenue was mainly derived from financial and taxation solution services projects which are non-recurring in nature. For the years ended December 31, 2022, 2021, and 2020, revenue generated from our financial and taxation solution services amounted to approximately $26.28 million, $26.49 million, and $23.34 million, representing approximately 77.73%, 77.24%, and 76.10% of our total revenue, respectively. Our customers are not obliged to renew such agreements with us should their business no longer requires our services. Further, the fees for our financial and taxation solution services are primarily based on, amongst others, the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or raise the level of our fees we charge our customers in the future, or even if we are able to maintain or raise such fees, we cannot assure you that we will be able to attract prospective customers to engage us for the relevant financial and taxation solution services at such increased fee rates. There is no guarantee that with our continued efforts, we will be able to secure new businesses from recurring customers effectively or at all at the same level of fees we charged. Accordingly, the number and scale of agreements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume and size and scale of future business.

In the event that we are unable to maintain our business with our recurring customers or to expand and diversify our customer base by sourcing new customers at desired levels or at all, or to develop and expand our service diversity, or to meet the requirements of our customers regarding service quality and delivery or any other requirements of our customers at reasonable or affordable costs, our relationship with our customers, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to sufficiently guarantee the legal compliance and service quality standards of the Partnered Institutions under the Partnership Agreements and failure of the Partnered Institutions to meet requisite standard of service quality and compliance could materially and adversely affect our reputation, business, financial condition and results of operations

Our customers, being the Partnered Institutions under the partnership agreements (the “Partnership Agreements,” each a “Partnership Agreement”), are required to meet basic standards of service quality and compliance as stipulated in the Partnership Agreements when operating their business under our “Lichen” brand name. However, there is no assurance that Partnered Institutions will be able to continuously maintain such basic standards and our brand name will suffer as a result of their non-fulfillment by delivering subpar services. There is also no assurance that the Partnered Institutions will be in continuous compliance with the relevant PRC laws and regulations in obtaining the necessary approvals, licenses and permits and making all necessary registrations and filings for their education business in the PRC. As a consequence, our reputation and our “Lichen” brand name may be tarnished. Lichen Zixun has terminated two Partnership Agreements with two Partnered Institutions which did not or could not obtain relevant licenses or permits for conducting education and training activities. In the event any of the Partnered Institutions fail to be in compliance with the PRC laws and regulations resulting in penalty or closure orders from the relevant authorities in the PRC, our reputation and marketing activities may be hampered and our reputation and business, financial condition and results of operations may be materially and adversely affected.

Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations

As of the date of this annual report, we have a team of 47 external experts. These external experts primarily conduct courses for the Partnered Institutions, participate in our promotional activities and events and occasionally provide financial and taxation solution services to our customers on an “as needed” basis. The external experts are one of the key components of our education support services and financial and taxation solution services, which we believe distinguishes us from our competitors. We believe that the knowledge and know-how of the external experts, enables us to stay at the forefront as a service provider in financial and taxation solution and education support services in the PRC and to continue to develop financial and taxation related course contents and innovative solutions. However, our current and future competitors may compete with us for the external experts. There is no assurance that the external experts will continue to partner and cooperate with us or will not cooperate with our competitors after the expiry of the terms under the Expert Cooperation Agreements (defined below). If we are unable to maintain our relationship with the external experts, our business and results of operations could be materially and adversely affected.

We may not be successful in developing and enhancing our teaching and learning materials provided to the Partnered Institutions or our self-developed software to keep abreast with the latest developments in the relevant laws and regulations in the PRC and technological changes

The laws and regulations in relation to the financial and taxation sectors are constantly evolving in the PRC. For example, since January 2012, China has begun the pilot program to replace the business tax with value-added tax in several provinces and the reform was officially implemented nationwide in May 2016. In 2016, the new tax management system of “Golden Tax System Phase III” was established in China. In 2018, the National People’s Congress and Chinese People’s Political Consultative Conference launch the institutional reform of the state council, which points out that the reform of the tax collection and management system, and the combination of provincial and provincial level and local taxation institutions. In addition, with the issuance of the Accounting Standard for Small Enterprises in 2011 and the Opinions of the State Council on Supporting the Sound Development of Micro and Small Enterprises in 2014, the PRC government established a standard to regulate the accounting measurement and now encourages micro and small enterprises to seek professional financial and taxation solution advice and services. We currently rely on our R&D department to improve our teaching and learning materials provided to the Partnered Institutions. We are responsible for conducting studies into the trending topics in relation to the financial and taxation solution sector. With respect to our self-developed software, the introduction of new technology and emergence of new industry standards may render our self-developed software obsolete and uncompetitive. For the years ended December 31, 2022, 2021, and 2020, we incurred R&D expenses of approximately $1.06 million, $1.08 million, and $0.93 million, respectively. We expect to continue to invest in our human and capital resources to ensure our teaching and learning materials, as well as our self-developed software, reflect the latest developments and changing customer needs. If we fail to develop and enhance our teaching and learning materials provided to the Partnered Institutions so as to keep up with and reflect the latest financial and taxation developments in the PRC, or to introduce updated versions of our existing self-developed software or introduce new software, our brand reputation and relationship among our customers and with the Partnered Institutions may be materially affected, thus our results of operations, financial condition and prospects may be materially and adversely affected.

We may not be able to enforce the restrictive covenants of the employment contracts against our employees, confidentiality and non-compete agreements against our senior management, and Expert Cooperation Agreements against the external experts, to prevent them from directly competing with us within the restraint period

Generally, our employees and our senior management enter into employment contracts and separate confidentiality and non-compete agreements with us, respectively. The external experts enter into expert cooperation agreements with us (the “Expert Cooperation Agreements,” each an “Expert Cooperation Agreement”). All of the aforesaid contracts and agreements are subject to restrictive covenants governed by PRC law.

If any dispute arises between our employees, senior management or external experts and us, we may not necessarily be able to enforce these employment contracts or confidentiality and non-compete agreements against our employees or senior management or Expert Cooperation Agreements against the external experts, and the enforceability of restrictive covenants may only be determined by the courts on a case-by-case basis. It is thus difficult to predict the outcome of the proceedings or gauge the level of legal protection that such proceedings may provide. If we cannot enforce the restrictive covenants of the employment contracts, confidentiality and non-compete agreements or Expert Cooperation Agreements, the relevant person may leave us upon or before the expiry of their engagement and join a competitor or form a competing company immediately after leaving us, which may disrupt our business and materially and adversely affect our financial condition and results of operations.

We may not be able to retain members of our management team and other key personnel

We depend on the continued efforts of our senior management team and other key employees for our success. Our executive officers have an average of 21 years of experience in the PRC’s financial and taxation industry, of which an average of 14 years has been spent with us. They possess in-depth understanding of our target industries, our customers and competitors and the laws regulating our business. In addition, our executive officers also deliver talks and participate in seminars hosted by our Partnered Institutions. Therefore, they play an important role in formulating and implementing appropriate strategies for achieving business success. However, we may not be able to retain the services of our key management. The loss of service of any of our key management, in particular our executive officers, could impair our ability to operate and make it difficult to implement our business and growth strategies. We may not be able to replace such persons within a reasonable period of time or with another person of equivalent expertise and experience in a timely manner, or at all, which may severely disrupt our business operations.

Further, our R&D team is responsible for maintaining high-quality teaching and learning materials provided to the Partnered Institutions and our software technicians are responsible for designing and developing our self-developed software. However, we cannot assure you that any of the core R&D team or software technicians will continue his/her employment with us or won’t leave their position due to other reasons beyond our control. The loss of service of any member of our core R&D team or software technicians could impair our ability to or delay the development of our teaching and learning materials and self-developed software which contributes an important part of our education support services and software and maintenance services. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our business, financial condition and results of operations may be affected if our customers do not pay the progress payments in full or on schedule or if we fail to bill

Under our financial and taxation solution services, we normally receive progress payments from our customers at various stages of our services rendered, as stipulated in the agreements.

For the years ended December 31, 2022 and 2021, our average trade receivables turnover days were approximately 40.4 days and 33.8 days, respectively, which were largely in line with our general credit period of 30 days. There can be no assurance that progress payments will be timely paid to us and in full in accordance with the progress payment schedules. Should we fail to receive progress payments from our customers for our work performed under the financial and taxation solution projects, our business, financial condition and results of operations may be materially and adversely affected.

Our financial and taxation solution services may attract liability

Our financial and taxation solution services normally involve providing advice to our customers. A customer who relies on our advice may suffer loss if we are negligent in providing such advice and the customer may have legal cause to claim compensation against us. In this regard, we are exposed to possible claims or lawsuits arising from such complaints. Should we experience any incident, such as claims or lawsuits, our “Lichen” brand name and our financial position may be adversely affected.

Our self-developed software products are exposed to product liability risk

Our financial and taxation training software and financial and taxation analysis software are designed to be used by our customers for learning and teaching purposes and practical business purposes, respectively, and may be critical to our customers’ business operations. Any bugs, defects or errors in our software may cause damage to our customers’ system and hardware, and adversely affect the performance of such software or our customers’ operations. There is no assurance that we have discovered and corrected all bugs, defects or errors in our self-developed software in our testing process. As such, we may incur additional costs in rectifying the defects or defending any potential claims or lawsuits against us. We do not maintain any product liability insurance for our self-developed software at present. If any of our customers initiates a claim or lawsuit with regard to our self-developed software against us, we may be liable to monetary damages or other liabilities and our reputation, business, financial condition and results of operations may be adversely affected.

We are exposed to software source code storage risk

Our source codes and master copies of self-developed software are stored at our premises. We have implemented various measures, such as a restrictive access system, to safeguard these source codes and master copies of software. We also back up the source codes of our self-developed software from time to time. Nevertheless, there is no guarantee that such measures are sufficient or effective for the protection of the source codes and master copies of our self-developed software. Any damage to or loss of our source codes and master copies of self-developed software could adversely affect our business, financial condition and results of operations.

Any loss or deterioration of our relationship with external software developers may affect our business, financial condition and results of operations

We engage external software developers to design and develop our software prototype. Any failure on our part to properly optimize, operate, safeguard the intellectual properties including the source code of the software prototype, or perform our contractual obligations under agreements with them may cause substantial harm to our business relationship with software developers. Our external software developers may fail to provide satisfactory software prototype or perform their obligations under the relevant agreements. They may also terminate agreements with us or demand commercial terms that are less favorable to us than under our existing agreements in the future. They may choose to partner with our competitors, allowing our competitors to enhance their software products and better compete against us. Any loss or deterioration of our relationship with external software developers may affect our business, financial condition and results of operations.

We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected

Our business strategies are intended to be accomplished by implementing various future business plans. We intend to allocate our net proceeds from the initial public offering to establish representative offices in Beijing City and Chengdu City, recruit additional staff to support our business expansion, acquire other companies engaging in provision of financial and taxation solution services in the PRC, strengthen our R&D capabilities and expand the self-developed software offered by our Subsidiaries, and further improve our “Lichen” brand recognition through multi-channel marketing. There is no assurance that our business plans will materialize in accordance with the plan as set out in “Use of Proceeds” in this annual report, or at all, or that our business strategies will be fully or partially accomplished. In the event that we fail to accomplish our business plans or to do so in a timely manner, we may not be able to achieve our planned future business growth and our results of operations may be materially and adversely affected.

In addition, our future business plans may result in significant capital expenditures, selling expenses, and administrative and other operating costs incurred by us, which may or may not be recoverable, or may or may not bring in a positive result to our revenue. There is no assurance that we will successfully implement our strategies or that our strategies, even if implemented, will result in us achieving our objectives. Our business, financial condition and results of operations may be materially and adversely affected if our business objectives are not achieved.

Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations

Our success depends upon, among other things, the protection of copyrights of our teaching and learning materials or self-developed software and other intellectual property rights. We rely on a combination of copyrights, trademarks, contractual restrictions and other software security technologies to protect, and restrict unauthorized access to, our intellectual property rights in teaching and learning materials or self-developed software. As of the date of the annual report, Lichen Zixun has registered four trademarks in Hong Kong and the PRC and Lichen Education has registered eight copyrights for our financial and taxation training software and financial and taxation analysis software in the PRC.

For our software developed by external software developers, we also own all the rights with respect to the software and are entitled to request the software developers to provide all source codes of the software pursuant to the agreements for software upgrade or development between our Subsidiaries and the software developers. The efforts that we take to protect our intellectual property rights may not always be sufficient or effective. Protecting our intellectual property rights can become costly and time consuming and may not always be successful. Our customers, being the Partnered Institutions under the Partnership Agreements, may disseminate our teaching and learning materials through the internet or other media without our consent. In addition, our self-developed software products are subject to the risks of piracy, such as reverse engineering, secondary development, unauthorized copying or other misappropriation by our customers or other third parties. If we fail to prevent the infringement of our intellectual property rights, the rights could be diminished and our competitive position could suffer, which could harm our business and results of operations.

The validity, enforceability and scope of protection available under the relevant intellectual property laws in China are uncertain and still evolving. Implementation and enforcement of Chinese intellectual property-related laws have historically been deficient and ineffective. Accordingly, intellectual property and confidentiality legal regimes in China may not afford protection to the same extent as in the United States or other countries. The experience and capabilities of Chinese courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require a significant expenditure of cash and may divert management’s attention from our operations, which could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that our teaching and learning materials supplied to the Partnered Institutions under the Partnership Agreements or our self-developed software do not or will not infringe intellectual property rights of third parties

We have and may continue to be involved in legal and other disputes in the ordinary course of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. Any similar claim against us, even without any merit, could also hurt our reputation and brand image. Any such event could have a material and adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage to protect us against all risks associated with our business operations

Currently, we only maintain motor vehicle insurance policies and social insurance policies for our employees in the PRC. We believe our insurance coverage is consistent with the industry practice in the PRC and we have not experienced any material insurance claims in relation to our business as of the date of the annual report. We do not maintain insurance to cover all our assets or properties or any business interruption insurance. Any damage to our assets or properties due to natural disasters or accidents and any business disruption could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business and results of operations.

Risks Relating to Our Industry

The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition

The operations of our Subsidiaries are labor-intensive and our Subsidiaries relies on a stable supply of financial and taxation personnel and practitioners and R&D personnel in the PRC, in particular, our internal consultants and software R&D staff. As of the date of this annual report, we have not experienced any shortage of staff in the PRC. For the years ended December 31, 2022, 2021, and 2020, the staff costs under cost of revenues were approximately $10.52 million, $11.08 million, and $9.10 million, respectively. The average annual wage of employees in the financial and software industry in the PRC has been increasing in recent years and may continue to increase in future. If we are unable to identify and employ other appropriate means to reduce our staff costs, or pass such increase in our staff costs to our customers, the results of our operations, profitability and financial condition may be adversely affected.

Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations

All of our revenue during the years ended December 31, 20212 and 2021 was generated in the PRC. According to Frost & Sullivan, the growing number of enterprises and rapid development of small and medium-sized enterprises in the PRC lead to the demand for quality financial and taxation solution services. In addition, amongst other factors, the increased awareness of business enterprises in the PRC to compliance requirements with respect to financial and taxation laws and accounting standards, the inclination to improve their financial taxation or internal control systems to improve their cost efficiency, financial management model and productivity in an increasingly competitive business environment, the increasingly common use of artificial intelligence and big data to devise efficient financial and taxation management models and solutions, and the difficulties for small and medium-sized enterprises to attract or recruit experienced financial and taxation personnel, as such enterprises may not be able to offer competitive remuneration package, have also driven demands for financial and taxation solution services.

With respect to education support services, according to Frost & Sullivan, high-end comprehensive accountants are highly welcomed by modern enterprises, which in turn creates demand and opportunities for education support services. In addition, the continuous development of internet technologies and increasingly complex financial and taxation system have also driven business enterprises to adopt financial and taxation software in their operation processes to improve their efficiency. However, we cannot assure you that there will be continuous development of business enterprises in the PRC or growth in demand of our services or products in the future. If there is any slowdown of business growth or development in the PRC or demand for our services or products due to policy changes or change in business practices or operating environment, our business, financial condition and results of our operations will be materially and adversely affected.

We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected

According to Frost & Sullivan, the financial and taxation solution services market in the PRC is rapidly evolving, highly fragmented and competitive. There is no enterprise that currently dominates this industry or that occupies the leading position in this industry. According to Frost & Sullivan, the top 10 “Solution Service Specialists” in the PRC, defined as service providers that focus on the market of financial and taxation solution service, only accounted for approximately 2.6% of the total market share in terms of revenue in 2019. Competition is expected to persist and intensify in the near future. We, in particular, face intense competition in our financial and taxation solution services in the geographical locations where we offer such services from many different smaller sized organizations that focus on providing similar services. As a result of such intense competition, the number of our customers may decrease. We may be required to reduce our financial and taxation solution services fees in response to competition in order to retain or attract customers. As a result, our revenue and profitability may be adversely affected. We cannot assure you that we will be able to compete successfully against current or potential competitors. If we are unable to maintain our competitive position or otherwise respond to market competition effectively, we may lose our market share and our profitability could be adversely affected.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Lichen China Limited was incorporated on April 13, 2016 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 Class A Ordinary Shares and 250,000,000 Class B Ordinary Shares, of which 17,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen China Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

Legend Consulting BVI was incorporated on December 20, 2013 under the laws of the British Virgin Islands with limited liability. Legend Consulting BVI is a wholly owned subsidiary of the Company. Legend Consulting BVI is a holding company and is currently not actively engaging in any business.

Legend Consulting HK was formed on January 8, 2014 under the laws of Hong Kong. Legend Consulting HK is a wholly owned subsidiary of Legend Consulting BVI. It is a holding company and is not actively engaging in any business.

Lichen Zixun was established on April 14, 2004 under the laws of the PRC. Lichen Zixun is a wholly owned subsidiary of Legend Consulting HK and is our main operating entity.

Lichen Education was established on July 30, 2014 under the laws of PRC. Lichen Education is a wholly owned subsidiary of Lichen Zixun and is our operating entity.

Transfers of Cash between Our Company and Our Subsidiaries

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Lichen China Limited’s ability to transfer cash to investors. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Lichen China Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to Lichen China Limited through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to BVI and BVI to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Tianyuan Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this report, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay shareholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. The Company made no such dividend, distribution or transfer during the fiscal year ended December 31, 2022 and 2021. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

On February 10, 2023, Lichen China Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. As of the date of this report, no other dividends, distributions or transfers has been made between Lichen China Limited and any of its subsidiaries. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to our Corporate Structure – We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of the annual report, TPS Thayer, our auditor for the fiscal year ended December 31, 2022 and 2021, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections. As of the date of the annual report, B&V, our auditor for the fiscal year ended December 31, 2020, withdrew its registration from the PCAOB in January 2022.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and AHFCAA, and ultimately results in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years instead of three, and this ultimately could result in our Class A Ordinary Shares being delisted by and exchange. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 24 and “Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 25. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

Recent Regulatory Development in the PRC

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Item 3. Key Information — 3.D. Risk Factors – Risks Related to Doing Business in China.”

Corporate Information

Our principal executive office is located B2306, Block B Tower 3, Jinjiang Wanda Plaza Commercial Complex 888 Century Avenue Meiling Street, Jinjiang City Fujian, PRC. The telephone number of our principal executive offices is +86-595-85633335. Our registered office provider in Cayman Islands is Ocorian Trust (Cayman) Limited. Our registered office in Cayman Islands is at Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd St 18th Fl, New York, NY 10168.   We maintain a corporate website at http://www.lichenzx.com. We do not incorporate the information on our website into this report and you should not consider any information on, or that can be accessed through, our website as part of this report.

B. Business Overview

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, as cited in the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional services in China for over 18 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in the PRC under our “Lichen” brand. With over 18 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

Leveraging our business relationships with our Partnered Institutions, our expertise and experience obtained in the financial and taxation solution services market, and our experience in developing financial and taxation training software and financial and taxation analysis software by our R&D department, we launched a new business line of software and maintenance services in 2019 to expand our software product offerings to enterprise customers, universities, colleges and educational institutes and have started to generate revenue from provision of such services since then.

In recognition of our expertise and experience earned from over 18 years in the financial and taxation solution services industry, we have built up our reputation as a financial and taxation solution services provider of professional services in the PRC. From 2012 to 2021, we were recognized as one of the Top 50 Providers of Management Consulting Services in China for ten consecutive years by the China Enterprise Confederation Management Advisory Committee.

Our Partnered Institutions, located in 10 provinces or municipalities and 20 cities in the PRC, are education services providers which mainly engage in the organization of various seminars, talks and training courses to entrepreneurs, senior executives, as well as financial and taxation executives. Through our business relationships with these Partnered Institutions, we are able to, on the one hand, provide our education support services to them and, on the other hand, by leveraging their business networks and their geographical coverage, promote our brand name and services to the participants of these seminars, talks and courses organized by them.

Recent Developments

On February 8, 2023, the Company completed its initial public offering on the Nasdaq Capital Market. In this offering, 4,000,000 Class A Ordinary Shares were issued at a price of $4.00 per share. The gross proceeds received from the initial public offering totaled $16 million. The Offering closed on February 8, 2023 and the Class A Ordinary Shares began trading on February 6, 2023 on the Nasdaq Capital Market under the ticker symbol “LICN.”

Our Revenues Model and Core Services

We primarily provide (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in the PRC. The connections and synergies amongst our services are illustrated in the diagram below:

The financial and taxation solution services provided to our enterprise customers mainly comprise financial and taxation related management consultation, internal control management consultation, annual or regular consultation, and internal training and general consultation.

The education support services provided to our Partnered Institutions mainly comprise the provision of marketing, operational and technical support and the sales of teaching and learning materials.

The software and maintenance services provided to our enterprise customers mainly comprise the sales of financial and taxation analysis software and sales of financial and taxation training software.

Financial and Taxation Services

We focus on our financial and taxation solution services to business enterprises in the PRC. We believe that every enterprise, regardless of its size, should adopt a sound financial and taxation management system for growth and sustainable development. Our financial and taxation solution services are customized based on the specific needs and requirements of our customers.

When we accept an engagement for financial or taxation solution services, we will first assess the customer’s needs and background so that we can have a general picture of the problem they face and the potential solution suitable for the case. Thus, we can quote a service fee based on our preliminary analysis on the total hours and experts to be used on this case according to its nature and the scope of service. The service fee is calculated on a case-by-case basis. We negotiate and fix the fee before the engagement start and collected in each phase of the engagement.

Our team consists of internal consultants and external experts with extensive experience and knowledge in the financial and taxation solution services industry. As of the date of this annual report, our team is comprised of 47 external experts and 254 internal consultants of our company that are responsible for providing financial and taxation solutions to our customers. In particular, all of our internal consultants possess professional qualifications in accounting and the majority of our project managers or directors were intermediate accountants, senior accountants or certified public accountants, as of June 30, 2022. In addition, as of June, 2022, over 80.0% of our external experts were registered certified public accountants or registered certified tax agents, and over 85.0% of our external experts possessed a master’s degree or doctoral degree, with a number of them recognized as leading individuals in the financial and taxation field, who have served as lecturers in major universities in the PRC, published teaching materials, books and case studies on a wide range of taxation, risk management and corporate governance related subjects and have been granted awards or subsidies from the governmental bodies, including the State Council of the PRC.

We have established and implemented stringent policy for selection of our external experts and recruitment of our internal consultants. When selecting a suitable candidate, we will take into account a number of factors, including their academic background, professional qualifications, working experience, reputation and influence in the financial and taxation industry. With our consultants and experts under the supervision and guidance of our management team, we believe that we are capable of providing customized and practical solutions to cater to our customers’ diversified financial and taxation needs in an effective manner. The experience and expertise of our team is designed to also help enhance the quality and standard, and ensure consistency, of our services.

We generally enter into Expert Cooperation Agreements with the external experts. Set out below is a summary of the principal terms of the Expert Cooperation Agreement:

Validity period	Fixed term of five years from the date of the Expert Cooperation Agreement.

Payment terms	We typically apportion 50% of the amount received under the financial and taxation solution projects to the external expert by way of progress payment if we require their assistance in these projects.

Intellectual property rights	Any intellectual property rights arising from the implementation of the Expert Cooperation Agreement belong to our Subsidiaries.

Confidentiality	Any technology secrets and trade secrets are to be kept confidential by the external expert and this obligation survives the expiration of the Expert Cooperation Agreement for a period of five years.

Exclusivity	The external expert will not provide results of the collaborations with our Subsidiaries on education courses and financial and taxation solution projects or related services to any third parties during the term of the Expert Cooperation Agreement.

Restrictive covenant	The external experts are prohibited from dealing with our customers directly during the term of the Expert Cooperation Agreement and three years after its expiration.

Termination	The Expert Cooperation Agreement may be terminated by mutual agreement reached by both parties.

Workflow of our financial and taxation solution projects

Once customers inform us of their needs, we undertake a preliminary assessment and proposal to analyze the feasibility of the customer projects and to set out the timeline of the projects. We then enter into agreements with customers. Thereafter, we conduct an on-site inspection and on-site training, provide diagnosis reports, and have ongoing discussions with customers until they are satisfied with our recommendations.

We endeavor to utilize stringent quality control over the services we provide to our customers, with the goal of providing customized solutions based on the actual business and financial condition of each customer. We have devised a number of tools and measures to ensure that consistent, professional and high-quality services can be rendered by our consultants and experts to our customers. Further, we keep abreast of the relevant financial and taxation laws and regulations in the PRC and economic development, such that our advice to our customers corresponds with the latest trends and development in the financial and taxation regulations and policies of the PRC and is practical to our customers in light of the then existing business environment.

With the experience of our internal consultants, we are able to tailor solutions to our customers’ needs. Our internal consultants, apart from possessing professional qualifications in accounting, are also experienced personnel in the financial and/or taxation sectors, as our internal recruitment policies require our internal consultants and project managers to possess at least three and seven years of relevant working and/or consultancy experience, respectively. As such, we believe that our internal consultants have ample experience in the financial and/or taxation sectors to execute our financial and taxation solution projects.

Our work cycle typically spans a period of 10 to 16 weeks, with approximately two to four weeks allocated to planning and designing the diagnosis report, seven to nine weeks allocated to implementing the consultation plan and providing guidance to our customers and one to three weeks allocated to assessment. We typically assign three internal consultants to form a working team. Our internal consultants are also required to provide their services on an as-requested basis for our annual and regular consultation services.

Our internal consultants will, depending on the complexity of the project, work on-site from time to time. During on-site inspections, our internal consultants will strive to understand the business operations and goals of our customers by:

(i)	conducting interviews with directors, senior management and employees of the enterprise;

(ii)	reviewing corporate and financial documents, including those relating to history and corporate structure, organization structure, human resources management, internal control measures and sales invoice;

(iii)	reviewing business plans of the enterprise; and

(iv)	observing the day-to-day operations of the enterprise, etc.

Such on-site inspections can assist our internal consultants in devising the project diagnosis report. The project diagnosis report aims to point out the shortcoming, if any, of the current system of the enterprise and enables the enterprise to achieve its goals. The diagnosis report is then submitted to our quality control department for its approval before we submit the final version to our customers to implement. The implementation of the approved diagnosis report relies on our internal consultants to provide training to the employees of the customers and on-site guidance, to ensure the implementation process can adhere to the actual needs and problems of the enterprise, and to provide timely advice to the enterprise whenever the enterprise encounters any issues or difficulties during implementation.

By implementing the recommended measures set out in the project diagnosis report, we believe our customers are empowered to mitigate or lower their operational and financial risks, strengthen their management capabilities and increase their financial, taxation and/or internal control awareness, thereby improving their results of operations and maintaining their sustainability.

Scope of our financial and taxation solution services

1. Financial and taxation related management consultation

We provide financial and taxation related management consultation services covering four aspects, namely, (a) cost management; (b) financial risk management; (c) computerized financial information systems; and (d) financial management system optimization. We identify weaknesses in our customers’ financial and taxation related management and provide advice and internal trainings to enhance the enterprise’s overall financial and taxation related management capabilities.

The areas, contents and intended benefits of our financial and taxation related management consultation services are set out below:

Area of Services		Contents of Services	Intended benefits for customers
Cost management	● — — — —

Formulation of:

Procurement policy (including procurement procedures, suppliers management and contract management)

Payment policy (including credit assessment and credit policy)

Inventory management policy (including inventory accounting and optimal inventory management)

Production management (including control on raw materials, direct labor cost management and manufacturing expense management)

Assist our customers in improving workflow and systems to provide practical cost control solutions to achieve cost savings and improve profits

Financial risks management	● ● ●

Formulation of financial risk management procedures (including risk identification, risk measurement and risk control)

Assist customers in setting out a financial budget and formulating a capital plan

Setting up financial risk warning system and crisis management system

Assist our customers in identifying financial risks involved in business operation, provide practical solutions to rationalize customers’ financial conditions to analyze current financial risks and avoid future financial risks

Computerized financial information system	● ● ● ● ●

Selection of financial management software and servers

Design of integration of business and financial processes

Formulation of system standardization and financial accounting standardization

Initial design of computerization works

Operational tracking and improvement of computerization

Assist our customers in transforming their manual financial information management system to a computerized system, to reduce human resource costs, increase data timeliness and accuracy and improve financial management efficiency and effectiveness

Financial management system optimization	● ● ● ● ●

Formulation of cash budgets and plans

Establishment of comprehensive budget management

Improvement of internal control system

Development of finance team

Formulation of financial analysis and financial evaluation system

Assist clients in strengthening financial management concepts and financial management methods, developing financial analysis tools and evaluation systems to standardize financial management objectives, thereby improving corporate management efficiency and supporting corporate development strategies

2. Internal control management consultation

We provide internal control management consultation services covering three aspects, namely, establishment of an (a) internal control management system; (b) internal audit system; and (c) accounting system to enhance internal control and accounting capabilities. We identify weaknesses in our customers’ internal control, internal audit and accounting systems and recommend remedial measures to enhance the enterprise’s overall internal control and accounting capabilities.

The areas, contents and intended benefits of our internal control management consultation services are set forth below:

Area of Services		Contents of Services	Intended benefits for customers
Establishment of an internal control management system	● ● ● ●	Improvement of internal control environment Establishment of internal control system and process Optimization and improvement of control procedures Formulation of internal control manual	Assist our customers in establishing or enhancing internal control management systems to monitor procedures, improve business efficiency, increase financial reliability and integrity and ensure compliance with relevant rules and regulations

Establishment of an internal audit system	● ● ● ● ●

Adjustment of the organizational structure and enhancement of the authority of the internal audit unit

Improvement of the independence of internal audit unit and internal auditors

Building up of the internal audit unit and team

Improvement of internal audit system through information technology tools

Establishment of internal audit system

Assist our customers in establishing or enhancing an internal audit system to identify and rectify operational or financial weaknesses and improve overall business efficiency and performance, in order to achieve effective control of risks through internal audit

Establishment of accounting system	● ● ●	Establishment of organizational structure and division of work responsibilities Standardization of business process Standardization of accounting process	Assist our customers in establishing or enhancing the accounting systems to sort out and systemize accounting policies and procedures, strengthening the effectiveness and accuracy of accounting and practicality of financial reports and analysis

3. Annual or regular consultation

We provide annual or regular consultation services in (a) finance; (b) taxation; and (c) post financial and management or internal control project implementation. Our annual consultation services are generally provided immediately after our financial and taxation related management consultation projects or internal control management consultation projects, to ensure the continuous implementation of our suggestions under the respective projects, and to provide continuous advice and guidance on day-to-day internal operation matters for our customers. In particular, our annual consultation services include (i) tracking and enhancing the implementation of our recommendations provided under our financial and taxation related management consultation projects or internal control management consultation projects; and (ii) providing new suggestions and guidance where new circumstances arise in our customers’ day-to-day operations which render our previous recommendations invalid or inapplicable.

We also provide regular consultation services on financial and taxation matters to our customers on a stand-alone basis. Our regular financial consultation services include (i) financial consultation, which refers to providing guidance on accounting, auditing, financial analysis and financial risk management and control, establishment of financial management systems and daily financial consultations; (ii) compliance consultation, which refers to providing our customers with information about the latest laws and regulations on financial management and assisting them to correctly understand and adopt appropriate financial tools; and (iii) professional training, which refers to providing training on latest financial and taxation policies of the PRC, financial management, disclosure requirements of financial reports and any other specific areas for which our customers require training. Our regular taxation consultation services include (i) taxation consultation, which refers to assisting our customers to identify the relevant types of taxes and preferential tax treatments applicable to them; (ii) professional training, which refers to providing training on latest taxation policies of the PRC and their implementation; and (iii) tax inspection assistance, which refers to assisting our customers to prepare for tax inspection conducted by the relevant tax authorities.

As part of our annual or regular consultation services, our internal consultants, at the request of our customers, will also meet at our customers’ premises once a month to provide on-site consultation services.

4. Internal training and general consultation

Apart from financial and taxation related management consultation, internal control management consultation and annual or regular consultation services, we have commenced providing on-site internal training services to our customers, as of January 2019.

In addition, we also provide general consultation to our customers on an ad-hoc basis at customers’ requests on relatively simple matters, as compared to our other types of consultation services which generally involve more complicated, tailor-made and in-depth analysis and practical solution proposals.

Education Support Services

Our education support services are mainly provided to our Partnered Institutions. As of the date of this annual report, we collaborate with 22 Partnered Institutions in 10 provinces or municipalities and 20 cities in the PRC. The Partnered Institutions are education services providers which mainly engage in organization of various seminars, talks and training courses to entrepreneurs, senior executives, and financial and taxation executives, etc. From the personal and business networks of our management, as well as our marketing initiatives (being our talks, seminars hosted by the Partnered Institutions and the website shared by the Partnered Institutions), potential customers who wish to set up education institutions may approach us and initiate discussions with us, with an aim to becoming our Partnered Institutions.

Scope of our education support services

1. Marketing, operational and technical support

Lichen Zixun enters into Partnership Agreements with the Partnered Institutions to provide marketing, operational, technical and other support as part of our educational support business for the Partnered Institutions. We allow the Partnered Institutions to use our “Lichen” brand name to operate their education business and we provide our internal consultants to conduct high-end courses aimed at financial and taxation practitioners, other support services such as marketing and operational support and information technology services to the Partnered Institutions.

2. Sales of teaching and learning materials

We also generate revenue from the sales of teaching and learning materials to the Partnered Institutions. The financial and taxation related teaching and learning materials are sold to the Partnered Institutions for their education business. We developed courses in relation to (i) accounting licensing, (ii) accounting practice, (iii) financial management, (iv) financial tools, (v) non-financial management and (vi) taxation practice courses.

Cooperation with our Partnered Institutions

We believe that by leveraging the business relationships with our Partnered Institutions in the past six years, as well as the expertise and experience that we have established in the financial and taxation solution services market over the years, we have built a unique business model and have generated synergies amongst the services that we provide as evidenced by the growth of our business.

For the years ended December 31, 2022, 2021, and 2020, the total revenue from our education support services was approximately $4.41 million, $4.64 million, and $4.56 million, representing approximately 13.04%, 13.52%, and 14.86%, respectively, of our total revenues for the same periods.

It is a key and crucial element of our Subsidiaries’ business model and marketing strategy to cooperate with the Partnered Institutions, which has created an important source of referrals for our Subsidiaries’ financial and taxation solution services. For the years ended December 31, 2022, 2021, and 2020, 154, 155, and 176 financial and taxation solution projects, respectively, were obtained from the referrals made by our Partnered Institutions, representing approximately 38.79%, 38.60%, and 41.22%, respectively, of the total number of financial and taxation solution projects and approximately 50.67%, 48.60% and 58.41%, respectively, of the revenue of financial and taxation solution services during the same periods.

As to collaboration with these education institution operators, we carry out internal assessments to evaluate the potential and capability of such customers. Our internal assessments take into account the economic status, personal and business connections and the business belief of the intended education institution operators. They are typically required to have good standing and strong financial backgrounds, and their intended business location is expected to be in line with our Subsidiaries’ strategic development plan, such that they may assist our Subsidiaries to tap into those areas as we have planned. Should they reach our internal assessment standards, we require them to have an assessment interview with our personnel. Our operations department will also conduct a feasibility study and consult with the institution in order to choose a strategic location for the Partnered Institution. Upon passing the assessment interview, we will enter into a Partnership Agreement with the intended education institution operator, after the terms of the agreement are agreed upon. Upon expiration of the Partnership Agreement, we will conduct another internal assessment of the performance and future prospects of the Partnered Institution, to determine whether the Partnership Agreement should be renewed.

As of the date of this annual report, we have agreements with 22 Partnered Institutions, including Jinjiang Xingminqi Accounting Vocational Training School and Quanzhou City Lichen Accounting Vocational Training School, which are controlled by Ya Li, our CEO, and the rest of them are unrelated third parties. Set out below are the principal terms of the Partnership Agreement:

Validity period	Fixed term of five years from the date of the Partnership Agreement.

Payment terms	A fixed fee is payable annually by way of bank transfer and no progress payments are resulted from the Partnership Agreement. The annual fees payable under the first year are to be settled within seven days after signing the Partnership Agreement, and the annual fees for the remaining years are to be paid in a specified month as agreed between our Subsidiaries and the Partnered Institution. For details relating to the pricing of the annual fees we charge Partnered Institutions, please refer to “Pricing” in this section. As for online courses, we charge a fixed fee ranging from RMB200 to RMB500 for each audience recruited by the Partnered Institution depending on the topics of the online courses.

Exclusivity

Our Partnered Institution is prohibited from dealing with any third parties where the scope of cooperation is similar to the Partnership Agreement, failing which, we have the right to terminate the Partnership Agreement and request our Partnered Institution to pay damages.

We will not enter into similar partnership agreements with third parties who intend to conduct business in the Specified District without the consent of our Partnered Institution.

Termination

Our Subsidiaries may elect to terminate the Partnership Agreement if:

(i)           our Partnered Institution breaches the terms and conditions of the Partnership Agreement; or

(ii)          the shareholding of our Partnered Institution has undergone changes without our prior written consent.

Our Partnered Institution may elect to terminate the Partnership Agreement if our Subsidiaries is unable to deliver our services under the Partnership Agreement within a reasonable time after being urged by our Partnered Institution.

Remedial measures

Where our Partnered Institution is in breach of the terms and conditions of the Partnership Agreement, our Subsidiaries will not return any fees already paid by the Partnered Institution and the Partnered Institution has to pay us a sum equivalent to two years of service fees as a penalty.

Where our Subsidiaries is in breach of the terms and conditions of the Partnership Agreement, our Subsidiaries will return the remaining portion of the fees paid which is proportionate to the remaining contract period under the Partnership Agreement to the Partnered Institutions.

Software and Maintenance Services

Lichen Zixun has been providing a financial and taxation training software and academic affairs management system to our Partnered Institutions as part of our services under the Partnership Agreements. Leveraging our understanding of corporate needs on financial and taxation management and analysis tools in daily operation of our enterprise customers, we began in 2017 to invest and develop our first financial and taxation analysis software, namely, Enterprise Financial Intelligence Analysis System V1.0, and have commercialized it for sale to our enterprise customers since 2019.

With respect to our Lichen Education Accounting Practice System V1.0, a financial and taxation training system that was developed in 2014, it is focused on students’ or users’ practice experience by resembling, illustrating and providing practices on various accounting tasks, such as bookkeeping, tax computation, filing tax returns and issuing valued-added tax invoices in actual business practices. Thereafter, we updated and developed some new training systems based on Lichen Education Accounting Practice System V1.0.

Lichen Education has eight copyrights for financial and taxation training software, to date. As of the date of this annual report, we have not experienced any product recalls, liability claims or material complaints on our software products. For details, please see “Research and Development” under the “Business” section.

After Sales Services

Our customers who engage us for our financial and taxation related or internal control related management consultation services may attend courses provided by the Partnered Institutions. Continuous trainings can enhance the financial and taxation concepts of our customers and ensure the continuous implementation of the financial and taxation solutions we provided to them. We also provide general customer care by responding to customer queries from time to time, in order to timely resolve their problems.

From time to time, the Partnered Institutions will also host talks and seminars conducted by our experienced senior management personnel, internal consultants or external experts and invite our customers to attend. As for our Partnered Institutions, we provide continuous support to them, including operational and technical support in school management and operation and trainings to Partnered Institutions’ staff and employees. With respect to our software products, we offer software installation, training and after sales technical and maintenance, such as telephone, instant communication and remote support services within one year of purchase for our financial and taxation training software and financial and taxation analysis software.

Sales and Marketing

We believe brand recognition to “Lichen” is critical to our ability to attract new customers and retain business collaboration and maintain our relationships with our existing clientele, and our promotion and marketing efforts are designed to enhance our brand awareness and reputations among them. Generally, we attract new customers with referrals from our Partnered Institutions and personal and business networks of our executives and directors.

In addition, we organize marketing activities, such as seminars, talks and consultation events with our Partnered Institutions, business federations and business associations, leveraging our accumulated resources and connections. Through the business relationships with our Partnered Institutions, we strive to provide our education support services to them, and by leveraging their business networks and their geographical coverage, we endeavor to promote our brand name and services to the participants of these seminars, talks and courses organized by them. We have deployed external experts and internal consultants to participate in and deliver more than 1,000 talks, courses and seminars organized for their target audience.

To highlight our efforts, we have co-hosted the 2018 China Management Consulting Innovation Forum with the China Enterprise Confederation Management Advisory Committee and hosted the 2019 Excellent Financial Manager Summit Forum in Xiamen, both of which were well attended by business leaders, senior government officials, university professors and financial and taxation executives.

We also promote our brand to a wide audience nationwide by multi-marketing strategies, which comprise (i) production and broadcasting of financial and taxation videos and programs, (ii) internet and conventional advertisement placing, and (iii) organizing and sponsoring marketing events and activities.

(i) Production and broadcasting of financial and taxation videos and programs

We believe that broadcasting our financial and taxation videos and programs on television and the internet can promote our brand image to a wider group of targeted audiences, by matching the content of the programs with the relevant television programs and/or internet websites and domains. Our external experts, internal consultants and senior management have participated in our promotional activities, such as appearing on television broadcasts and popular online video websites that feature our practical financial and taxation videos and programs. The television programs, which include the participation of our external experts, have been broadcasted on various selected television channels, while our videos, featuring our external experts, internal consultants and senior management, have been shown on popular and selected third-party online video platforms, such as iQIYI, Tencent Video, TouTiao, Sohu Video, Bilibili, etc.

(ii) Internet and conventional advertisement placing

We plan to place advertisements on the internet and through social media platforms, all of which could be conveniently accessed by our targeted customers. We also intend to publish advertisements in selected financial magazines and newspapers. In addition, we plan to lease billboard advertising space and light box displays situated on highways and floor spaces, pillars and ceiling spaces in airports and metro stations, as well as the interiors and exteriors of trains, in order to attract potential new customers. According to Frost & Sullivan, it is a common advertising method for financial and taxation solution service providers to promote their services and brand awareness through placing advertisements on billboard and/or light box displays as well as other internet and conventional advertisement placing. We believe that strategic locations and high visibility of our billboards may give us an opportunity to engage in high-profile brand building. We will mainly place our advertisements in Beijing, Shanghai, Xiamen and Chengdu. We will also enhance the advertising spaces by integrating newer technologies, applications and techniques. We plan to include QR codes printed on our advertisements providing convenient access to the website of our Company and our online financial and taxation videos and programs.

(iii) Organizing and sponsoring marketing events and activities

We plan to further promote our brand by organizing national financial competitions and sponsoring different types of events and activities tailored for participation by high-end entrepreneurs. We encourage our Partnered Institutions and enterprise customers to participate in the national financial competitions. We also plan to sponsor high-end entrepreneurs’ events and activities, such as golf tournaments, to expand and strengthen our client base. We have already organized and sponsored four golf tournaments. After each golf tournament, our players are invited to attend awards ceremonies and banquets, which provide them with opportunities to exchange business contacts and allow our sales and marketing personnel to approach our targeted and potential customers.

Customers

Our customers primarily consist of business enterprises in respect of our financial and taxation solution services, Partnered Institutions in respect of our education support services, and business enterprises and universities, colleges or other educational institutes for our software and maintenance services.

We have a diverse customer base consisting of listed companies, state-owned enterprises, government authorities and other business enterprises, especially small and medium-sized enterprises, in the PRC, spanning across more than 20 industries, such as manufacturing, wholesale or retail, food processing, information technology, software and related technical services, construction, property development, commercial and financial services, agriculture and fishery, catering, hotel and accommodation, transportation, postal services and warehousing, telecommunication, broadcasting and media services, research and development, oil refinery, gas or electricity supply, environment management, public facilities management, culture, sports and entertainment, water supply, repairs and public administration. Besides spreading across different industry sectors, we also enjoy a customer base with broad geographical locations in the PRC.

For the years ended December 31, 2022, 2021, and 2020, sales to our five largest customers amounted to approximately $2.05 million, $2.03 million, and $1.3 million, representing approximately 6.07%, 5.90%, and 4.22%, respectively, of our total revenue. As of the date of this annual report, we have no customer that accounts for more than 10% of our revenue.

Suppliers

Our suppliers primarily consist of the external experts, education and office materials providers, including education materials and textbooks, software developers and technology vendors, and a media company in the PRC. For the years ended December 31, 2022, 2021, and 2020, purchases from our five largest suppliers amounted to approximately $1.92 million, $2.07 million, and $1.84 million, which accounted for approximately 76.59%, 84.30% and 68.39%, respectively, of our total purchases.

Research and Development

We place strong emphasis on the R&D of our services. In order to maintain our market position and to further expand market share in our services, it is paramount to continuously keep ourselves up-to-date with the latest market demand and trends and develop services, in our efforts to surpass the services offered by our competitors in terms of quality and practicality. For the years ended December 31, 2022, 2021, and 2020, we incurred R&D expenses of approximately $1.06 million, $1.08 million, and $0.93 million, respectively. Our R&D department is responsible for the development of teaching and learning materials on new topics for our Partnered Institutions, financial and taxation training software, and financial and taxation analysis software. As of the date of this annual report, all of the staff of our R&D department possess a tertiary education diploma or undergraduate degree.

Our R&D department is responsible for developing, updating and improving our software products for educational purposes and business and commercial use. As of the date of this annual report, we had 15 software technicians, with an average working experience of more than 15 years. All of them possessed a bachelor’s degree or master’s degree. The software R&D team identifies the needs of the market by obtaining feedback from our Partnered Institutions, receiving first-hand information on market needs, industry trends and practical experiences from our internal consultants and external experts through their interaction and exchanges with enterprise clients during their provision of financial and taxation solution services, observing offerings by our competitors and through internal discussion. Once a market need is identified, the software R&D team will conduct feasibility studies to assess the market demand and design detailed specifications on functions and performance.

Our financial and taxation analysis software, namely, Enterprise Financial Intelligence Analysis System V1.0, is designed for our enterprise customers in the industrial and manufacturing industries to conduct business management analysis on the CRM system, inventory sharing, product lifecycle management and supply chain management, which enables them to improve their operation and financial process and business efficacy. Our financial and taxation training software, mainly including virtual accounting practice software designed to simulate different tasks of an accountant such as preparation of general ledgers, cost management, taxation and budgeting etc. in real daily practice, assists our Partnered Institutions to illustrate the actual roles and work of an accountant in business practices to their participants.

With our dedicated efforts and investments in various R&D initiatives and projects, we have developed (i) 16 sets of teaching and learning materials covering various financial and taxation related topics, (ii) eight financial and taxation training software, and (iii) one financial and taxation analysis software to support and complement various types of services offered by our Subsidiaries. In addition, Lichen Education has registered eight copyrights for software developed by our Subsidiaries, as of the date of this annual report.

Seasonality

Our services historically have not been subject to seasonal variations.

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors – We have limited insurance coverage to protect us against all risks associated with our business operations.”

Regulation

Our operation in China is subject to a number of PRC laws and regulations. This section summarizes the most significant PRC laws and regulations relevant to our business and operations in China and the key provisions of such regulations.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC was adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign natural persons, enterprises or other organizations, collectively the foreign investors, shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated equally. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system in which foreign investors or foreign-funded enterprises shall submit the investment information to competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version)

The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 23, 2020 and became effective on July 23, 2020, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”. The Negative List covers 12 industries. Fields not covered in the Negative List shall be administrated under the principle of equal treatment to domestic and foreign investments.

We are a Cayman Islands company and our businesses by nature in China are mainly financial and taxation solution services, education support services and software and maintenance services, which are not restricted or prohibited for foreign investors by the Negative List.

Regulations on Intellectual Property Rights

Patent.  Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyrights in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in the PRC. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party.

Regulations on Internet Information Services

According to the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, internet information services are classified into two categories: (1) profitable internet information services; and (2) non-profitable internet information services. Profitable internet information services refer to the provision, via the internet, of information or webpage development etc. for payment to internet users. Non-profitable internet information services refer to the provision, via the internet, of open or sharable information for free to internet users. PRC applies the license system to profitable internet information services and applies the record-filing system to non-profitable internet information services. We have completed the registration required by the measures for the website we operate.

Regulations Relating to Taxation

Regulations on Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 20%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in any third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On October 14, 2019, the State Administration of Taxation issued the Notice on the Administrative Measures for Non-resident Enterprises to Enjoy Contractual Benefits (Circular No. 35 of the State Administration of Taxation in 2019, Circular 35), which was implemented from January 1, 2020. According to Circular 35, non-resident enterprises may enjoy the benefits by the way of “self-judgment, declaration and enjoyment, and retention of relevant information for future reference”. If a non-resident enterprise judges that it meets the conditions for enjoying the contractual benefits, it may enjoy the contractual benefits at the time of tax declaration or through the withholding agent. At the same time, it shall collect and retain relevant information for reference in accordance with Circular 35, and accept the follow-up management of the tax authorities.

Regulations on Enterprise Income Tax

According to the Enterprise Income Tax Law which was issued by the National People’s Congress on March 16, 2007 and last revised and came into effect on December 29, 2018, and the Implementation Rules to the Enterprise Income Tax Law issued by the State Council on December 6, 2007 and effective on January 1, 2008 and was revised on April 23, 2019, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises, and will generally be subject to EIT at the rate of 25% of their global income. Under the Implementing Rules of the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. A circular issued by the State Administration of Taxation of the PRC in April 2009 and amended in 2017, regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprise”, which also clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to shareholders outside of the PRC. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. We believe that Lichen China Limited or any of our subsidiaries outside of China is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”.

Regulations on Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount. As of the date of this annual report, our PRC subsidiaries are generally subject to VAT rates of 6%.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Our PRC resident beneficial owners subject to these registration requirements have registered with the Jinjiang SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations on Dividend Distribution

Under our current corporate structure, the Company may rely on dividend payments from Lichen Education and Lichen Zixun, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year as a statutory reserve fund, if any, to fund the reserve fund until the statutory reserves fund has reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of wholly foreign-owned enterprises may be distributed to the shareholders. As of December 31, 2021, and June 30, 2022, the statutory reserves fund of Lichen Zixun has reached 50% of the registered capital of the enterprise. As of December 31, 2020 and June 30, 2021, the statutory reserves fund of Lichen Education is nil as it has not made any profit after tax.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards, although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relaing to Overseas Securities Oferring and Listing

On 17 February 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on 31 March 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Where a listed company that has been issued and listed overseas transfer of listing, it shall report the specific situation to the CSRC within 3 working days from the date of the occurrence and announcement of relevant matters. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China —The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.”

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Legend Consulting Limited (BVI)	British Virgin Islands	December 20, 2013
Legend Consulting Limited (HK)	Hong Kong SAR	January 8, 2014
Fujian Lichen Management Consulting Limited (PRC)	People’s Republic of China	April 14, 2004
Xiamen Lichen Education Service Limited (PRC)	People’s Republic of China	July 30, 2014

The following diagram illustrates the corporate structure of Lichen China Limited and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Real property

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to our operating subsidiaries in PRC.

Location	Description and tenure	Use of property	Approximate Gross Floor Area (sq.m.)

Office Premises in Xiamen and Six Car parking Spaces in the Basement (Units 13A, 13B, 13C, Level 13, No. 10 Hubin Bei Road, Siming District, Xiamen City, Fujian Province, PRC)	The property is subject to a right to use the land for a term until December 1, 2044 for office purposes.	Office	1,715.87

Office Premises in Jinjiang (Unit B2306, Block B, Tower 3, Jinjiang Wanda Plaza Commercial Complex, 888 Century Avenue, Meiling Street, Jinjiang City, Fujian Province, PRC)	N/A	Office	344.5

Office Premises in Shanghai (Level 28 of Zhongyi Building No. 1040 Caoyang Road Putuo District Shanghai City, PRC)	The property is subject to a right to use the land for a maximum term of 50 years for composite purpose.	Office	1,156.29

Leased property

Lichen Zixun leased the following property in the PRC:

Location	Term	Use of property	Rent	Termination

Broadcasting studio in Beijing (LG1, Left Bank Community, 68 North Fourth Ring West Road, Haidian District, Beijing City, PRC)	April 1, 2022 to March 31, 2025	Broadcasting studio	RMB $650,000 per year	Either party may terminate this Agreement with thirty days prior written notice to the other party. Lichen Zixun may renew the lease with two-month’s written notice prior to the end of the lease. We intend to renew as of the date of this annual report.

Intellectual Property

Our “Lichen” brand is an important element of our business. The registered trademarks and copyrights in the PRC, and the domains are as follows:

Trademarks

Registrant	Trademark	Application Code	Category	Application Area

Lichen Zixun		14288203	35	Advertisement, business operations, business management, office management

Lichen Zixun		14288204	36	Financial evaluation, real estate evaluation, capital investment

Lichen Zixun		14288205	41	School, boarding school, training, coaching

Lichen Zixun		24220583	41	School, boarding school, training, coaching

Lichen Zixun	65114101	38	Network broadcasting, information transfer, video conferencing service

Lichen Zixun	65114094	42	Computer software maintenance, Software as a Service (SaaS), packaging design services

Lichen Zixun	65170613	9	Computer, data processing, communication and transmission

Copyrights

Registrant	Copyright	Registration No.	Registration Date

Lichen Education	Enterprise Financial Intelligence Analysis System V1.0	2020SR0515804	May 26, 2020

Lichen Education	Lichen Education Land Tax Declaration Simulation System V1.0	2015SR250983	December 9, 2015

Lichen Education	Lichen Education Government Tax Declaration Simulation System V1.0	2015SR251364	December 9, 2015

Lichen Education	Lichen Education Value-added Tax Billing Simulation System V1.0	2015SR250218	December 8, 2015

Lichen Education	Lichen Education Examination Simulation System V1.0	2015SR250978	December 9, 2015

Lichen Education	Lichen Education Accounting Practice System V1.0	2015SR252772	December 10, 2015

Lichen Education	Lichen Education Internet School System V1.0	2015SR250018	December 8, 2015

Lichen Education	Lichen Education Academic Affairs Management System V1.0	2016SR086921	April 26, 2016

Domains

Registrant	Domain name	Expiration Date

Lichen Education	xmqcw.com.cn	May 16, 2023

Lichen Education	lichenjy.com	October 18, 2023

Lichen Education	lichenkj.com	January 14, 2024

Lichen Education	lichenzx.com	October 24, 2023

Lichen Education	lichenjyfz.com	January 4, 2024

Lichen Education	kj2008.com	September 2, 2023

The software copyrights we owned have the effective protection period of 50 years from the registration date for each registered copyright according to the Copyright Law in China. It is not renewable or extendable. We plan to continue upgrading our software and register copyright of the updated software. We believe the expiration of the copyrights will not have material impact on our business.

As of the date of this annual report, we have not (i) received any intellectual property infringement-related complaints or claims against us; (ii) been notified of any infringement of any intellectual property of any third party by us or of any of our intellectual property being infringed by any third party; and (iii) been involved in any litigation in relation to claims of infringement of intellectual property.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, according to the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional and high-quality services in China for over 18 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in the PRC under our “Lichen” brand. With over 18 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

In recognition of our expertise and experience earned from over 18 years in the financial and taxation solution services industry, we have built up our reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in the PRC. From 2012 to 2021, we had been recognized as one of the Top 50 Providers of Management Consulting Services in China for ten consecutive years by the China Enterprise Confederation Management Advisory Committee.

In order to curtail the COVID-19 pandemic, the Chinese government has established a series of restrictions, including some lockdown rules, and during this period, we provided our consulting services to our clients online and postponed or reduced part of the on-site procedures. Due to the impact of the COVID-19 pandemic, we had a 4.93% decrease in revenue for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. At the same time, our cost of revenues increased by 1.27% due to the extended project period and the increase in personnel cost, and our net income decreased to approximately $4.33 million for the six months ended June 30, 2022, from approximately $4.87 million for the six months ended June 30, 2021, a decrease of 11.14%. Although, the effects of the COVID-19 pandemic on our financial results were limited, we expect to continue our new business model that combines remote and on-site consultation services after the COVID-19 pandemic subsides.

Recent Developments

On February 8, 2023, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 4,000,000 Class A Ordinary Shares were issued at a price of $4.00 per share. The gross proceeds received from the initial public offering totaled USD 16 million. The Offering closed on February 8, 2023 and the Class A Ordinary Shares began trading on February 6, 2023 on The Nasdaq Capital Market under the ticker symbol “LICN.”

5.A. Operating Results.

Factors Affecting Our Results of Operations

Our operating results are primarily affected by the following factors:

●	Growth of the Chinese Economy We operate our business within China and the growth or decline of the Chinese economy in general affects our business.

●

Industry Demand

Since China is still a developing country, the financial and taxation solution industry has barely reached its full capacity and the current and potential demand for financial and taxation solutions is still expected to remain at a relatively high level.

●

Contract Pricing and Terms

To provide our clients with high-quality financial and taxation solution services, a fair price and reasonable terms are essential for us to operate successfully in the industry in the long term.

●

Competition

The financial and taxation solution consulting market is highly dispersed and competitive with a large number of participants. To maintain the goodwill and reputation under the brand “Lichen” is essential for the Company to grow.

●

Strategic Acquisitions and Investments

Strategic acquisitions could significantly reinforce our market position with larger scale of operation, consolidation of resources, expanding customer base and more market share. Specifically, by merging with providers of various operational sizes and/or with different industry specialty, establishing representative offices in more cities, recruiting additional staff to support our business expansion plans, would firmly expand our business and strengthen our market position; and the ability to access capital is also very important to execute our acquisition strategy. We do not have acquisition targets now and the proceeds from this offering will not be used for acquisitions.

●	Changes to Government Policies China has highly complicated taxation regulations and the fast-changing business environment we operate in is constantly adapting to these policy changes.

●

Our Ability to Broaden Service Offerings and Diversify Our Customer Base

Service offerings dictate our added value to our customers and the profitability of the Company; and the diversification of our customer base in turn dictates the range of services we offer.

Impact of COVID-19 on our business

Following the global outbreak of COVID-19 in early 2020, our business operations and service provision to our customers in the PRC were temporarily disrupted since the Chinese New Year holidays of 2020, due to temporary suspension of operation of our offices, the Partnered Institutions and our enterprise customers in response to the respective local government’s policies. We have resumed operation in full since February 10, 2020. We had been closely monitoring and evaluating the effect of the COVID-19 pandemic on our services, especially financial and taxation solution services provided to our enterprise customers and education support services provided to our Partnered Institutions.

Meanwhile, considering that the PRC government has gradually relaxed the lockdown measures or travel restrictions and allowed resumption of business, the reported number of new cases had dropped from the height of the crisis and the slowdown in the decrease in revenue and gross profit of our Lichen Group as illustrated below, we believe that the adverse effect on, and business interruption to, us as a result of the of COVID-19 pandemic is only temporary in nature.

Due to the impact of the COVID-19 pandemic, as compared to the year ended December 31, 2019, the total revenue of our Group for the year ended December 31, 2020 decreased by approximately $0.93 million, which was attributable to the decrease in revenue generated from financial and taxation solution services by approximately $1.68 million, but offset by the increase in revenue generated from education support services and software and maintenance services by approximately $0.05 million and $0.70 million, respectively. There is no further impact for the year ended December 31, 2021 as the total revenue of our Group for the year ended December 31, 2021 increased by approximately $3.63 million to approximately $34.30 million from approximately $30.67 million for the year ended December 31, 2020. The increase was primary due to the resumption of our business and operations and the increase in the number of our consulting services orders. During March and April 2022, many cities in China have been affected by COVID-19, especially the southeast coastal city. Our business has been affected as well. The total revenue of our Group for the six months ended June 30, 2022 decreased by approximately $0.84 million, or 4.93%, to approximately $16.15 million from approximately $16.99 million for the six months ended June 30, 2022. The total revenue of our Group for the year ended December 31, 2022 decreased by approximately $0.49 million to approximately $33.81 million from approximately $34.30 million for the year ended December 31, 2021. There is no further impact for the year ended December 31, 2022.

As a whole, our business and services were subject to different degree of delays, due to temporary suspension of business operations, lockdown measures and travel restrictions. In particular, our internal consultants and external experts have not been able to provide certain on-site consultation or meet face-to-face with our enterprise customers or deliver in-person seminars or talks at premises of our Partnered Institutions. For our financial and taxation solution services, save for the postponed completion of 24 financial and taxation related management or internal control management consultation projects resulting in expected delay in recognition of revenue of approximately RMB2.29 million (approximately $0.35 million) and cancellation or termination of 43 annual or regular consultation projects resulting in expected loss of revenue of approximately RMB13.18 million (approximately $2.02 million), our management confirmed that the COVID-19 pandemic had not resulted in any substantial delay or difficulties in discharging our obligations under any financial and taxation solution service contracts or agreements, and we had not been subject to any late charges or damages imposed on us by our customers. The aforesaid postponed projects were completed and the relevant revenue of approximately RMB2.29 million (approximately $0.35 million) was fully recognized by June 2020.

Our Partnered Institutions had temporarily suspended the provision of in-person trainings, seminars or talks to their participants, owing to travel restrictions, lockdown and/or quarantine measures imposed by local governments as well as the governments’ recommendation to maintain social distancing to reduce the chance of transmission of COVID-19. To mitigate the disruption of our services provided to our Partnered Institutions, we commenced offering technical support to online education courses to our Partnered Institutions. Since late May 2020, our Partnered Institutions resumed provision of in-person trainings, seminars and talks. As of the date of this prospectus, none of our Partnered Institutions has terminated our services or requested compensation from our Group due to disruptions attributed to the COVID-19 pandemic.

For our software and maintenance services, due to temporary suspension of business operations or classes, six enterprise customers and eight universities or colleges cancelled their order of software, and accordingly we recorded loss of revenue of approximately RMB3.7 million (approximately $0.54 million) for the year ended December 31, 2020. Given that sales of software and maintenance support services do not generally require a lot of face-to-face meetings with our customers on a day-to-day basis, we have not encountered or experienced, and do not expect to encounter, any material disruption to our software and maintenance services due to the COVID-19 pandemic. There is no order cancelled during the fiscal year ended December 31, 2022 and 2021 by any of our customers or universities or colleges.

We believe that the COVID-19 pandemic caused a certain level of business disruption and had a negative impact to business results and financial performance of business enterprises in the PRC, which are our major customers for financial and taxation solution services As a consequence, business owners and entrepreneurs tended to tighten their budgets, reduced expenditures or postponed their projects in order to mitigate the impact of COVID-19 to their businesses at the initial stage of the outbreak. In addition, certain projects were referred by our Partnered Institutions. Due to the temporary suspension of in-person trainings, seminars or talks held by our Partnered Institutions, our promotion through these in-person activities to participants of our Partnered Institutions was also disrupted.

Following the resumption of in-person trainings, seminars or talks by our Partnered Institutions in late May 2020, our promotion to participants of our Partnered Institutions or referrals from Partnered Institutions gradually resumed. Since the pandemic has been downgraded and the social order and economy is recovering, we believe that the demand in our financial and taxation solution services should continue to pre-pandemic levels.

Key Components of Results of Operations

Comparison of Years Ended December 31, 2022 and 2021

The following table summarizes the consolidated results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2022		December 31, 2021
Statement of Operations Data:	Amount	As % of Revenues	Amount	As % of Revenues	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenue	$33,805	100.00%	$34,295	100.00%	$(490)	(1.43)%
Cost of revenues	(13,613)	(40.27)%	(13,820)	(40.30)%	207	(1.50)%
Gross profit	20,192	59.73%	20,475	59.70%	(283)	(1.38)%
Operating expenses
Selling and marketing	(2,111)	(6.24)%	(2,009)	(5.86)%	(102)	5.08%
General and administrative	(7,433)	(21.99)%	(7,168)	(20.90)%	(265)	3.70%
Total operating expenses	(9,544)	(28.23)%	(9,177)	(26.76)%	(367)	4.00%
Income from operations	10,648	31.50%	11,298	32.94%	(650)	(5.75)%
Other income (expenses)
Interest income (expense)	60	0.18%	28	0.08%	32	114.29%
Other income, net	34	0.10%	188	0.55%	(154)	(81.91)%
Income before income taxes	10,742	31.78%	11,514	33.57%	(772)	(6.70)%
Provision for income taxes	(2,924)	(8.65)%	(3,052)	(8.90)%	128	(4.19)%
Net income	$7,818	23.13%	$8,462	24.67%	$(644)	(7.61)%

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services and software and maintenance services. Our total revenue was approximately $33.81 million for the year ended December 31, 2022, compared to approximately $34.30 million for the year ended December 31, 2021, a decrease of approximately $0.49 million, or 1.43%. Such decrease was due to an approximately $0.21 million decrease in revenue from financial and taxation solution services, an approximately $0.23 million decrease in revenue from our education support services, and an approximately $0.05 million decrease in revenue from our software and maintenance services, which we began providing in the year ended December 31, 2019.

Revenue from financial and taxation solution services amounted to approximately $26.28 million, or 77.73% of total revenue, for the year ended December 31, 2022, decreased by $0.21 million, or 0.80%, from approximately $26.49 million for the year ended December 31, 2021. Such decrease was primarily due to the depreciation of RMB by 9.24% in fiscal year 2022 from December 31, 2021 to December 31, 2022. Revenue from financial and taxation solution services amounted to approximately RMB 176.65 million for the year ended December 31, 2022, increased by RMB 5.84 million, or 3.42% from approximately RMB 170.91 million for the year ended December 31, 2021. Such increase was mainly due to continuous expansion of the branding and business that brought new clients and orders. The quantity of the customers increased by 68 from 516, or 13.18% for the year ended December 31, 2021 to 584 for the year ended December 31, 2022.

Revenue from education support services decreased by $0.23 million, or 4.88%, from approximately $4.64 million or 13.52% of total revenue, for the year ended December 31, 2021, to approximately $4.41 million, or 13.04 % of total revenue for the year ended December 31, 2022. Such decrease was primarily due to the impact of the COVID-19 pandemic.

Our operations for software and maintenance services began in March 2019. Revenue from this business amounted to approximately $3.12 million, or 9.22% of total revenue, for the year ended December 31, 2022, decreased by $0.05 million, or 1.61%, from approximately $3.17 million for the year ended December 31, 2021. The main reason is due to the depreciation of RMB by 9.24% in fiscal year 2022 from December 31, 2021 to December 31, 2022.

Cost of revenue

Our cost of revenue includes employee salaries, registration fees paid to our Partner Institutions and amortization of software in software sales. Our cost of revenue decreased by $0.21 million, or 1.50%, to approximately $13.61 million for the year ended December 31, 2022, from approximately $13.82 million for the year ended December 31, 2021. Such decrease was in line with our decreased revenue.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses increased by $0.10 million, or 5.08%, to approximately $2.11 million for the year ended December 31, 2022, from approximately $2.01 million for the year ended December 31, 2021. Such increase was primarily due to the strengthened online promotion of the company. As a percentage of revenue, selling and marketing expenses increased to 6.24% for the year ended December 31, 2022, from 5.86% for the year ended December 31, 2021.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, depreciation of property and equipment, amortization of intangible assets and IPO related expense. Our general and administrative expenses increased by $0.27 million, or 3.70%, to approximately $7.43 million for the year ended December 31, 2022, from approximately $7.17 million for the year ended December 31, 2021. As a percentage of revenue, general and administrative expenses increased to 21.99% for the year ended December 31, 2022, from 20.90% for the year ended December 31, 2021.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $10.65 million for year ended December 31, 2022, compared $11.30 million for the year ended December 31, 2021.

Total other income (expense)

We had approximately $0.09 million in total other income (expense) for the year ended December 31, 2022, as compared to approximately $0.22 million in total other income for the year ended December 31, 2021. Total other income (expenses) for the year ended December 31, 2022 consisted of other income, net, in the amount of approximately $0.03 million and interest income in the amount of approximately $0.06 million. Total other income (expenses) for the year ended December 31, 2021 consisted of other income, net, in the amount of approximately $0.19 million and interest income in the amount of approximately $0.03 million.

Provision for income tax

We recorded income tax expenses of approximately $2.92 million for the year ended December 31, 2022, as compared to approximately $3.05 million for the year ended December 31, 2021; a decrease of approximately $0.13 million, or 4.19%. The decrease in the income tax expense mainly resulted from the decrease in our revenue.

Net income

As a result of the cumulative effect of the factors described above, our net income decreased by approximately $0.64 million, or 7.61%, to approximately $7.82 million for the year ended December 31, 2022, from approximately $8.46 million for the year ended December 31, 2021.

5.B. Liquidity and Capital Resources.

Cash Flow Summary

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2022	2021
Net cash provided by operating activities	$10,766	$7,304
Net cash used in investing activities	(2,842)	561
Net cash used in financing activities	(327)	-
Effects of exchange rate changes on cash and cash equivalents	(1,843)	315
Net increase (decrease) in cash	5,754	8,180
Cash, beginning of period	16,845	8,665
Cash, end of period	$22,599	$16,845

Operating Activities:

Net cash provided by operating activities was approximately $10.77 million for the year ended December 31, 2022, as compared to approximately $7.30 million for the year ended December 31, 2021. For the year ended December 31, 2022, net cash provided by operating activities was mainly resulted from the net income of $7.82 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $2.73 million, the due to the related parties in the amount of approximately $1.02 million, the deferred IPO costs in the amount of approximately $0.10 million and the prepayments and other current assets in the amount of approximately $0.71 million. For the year ended December 31, 2021, net cash provided by operating activities was mainly resulted from the net income of $8.46 million, the unearned revenues in the amount of approximately $0.14 million, and the depreciation of property and equipment and the amortization of intangible and other assets in the amount of approximately $2.54 million, the accounts receivable in the amount of approximately $1.45 million and the prepayments and other current assets in the amount of approximately $2.37 million.

Investing Activities

Net cash used in investing activities was approximately $2.84 million for the year ended December 31, 2022, as compared to approximately $0.56 million in net cash provided in investing activities for the year ended December 2021. Net cash provided in investing activities for the year ended December 31, 2022 was mainly resulted from the purchases of property plant and equipment in the amount of approximately $1.95 million and purchase of intangible assets in the amount of approximately $0.89 million, while net cash used in investing activities for the year ended December 31, 2021 was mainly resulted from the purchases of property and equipment in the amount of approximately $0.03 million and disposal of property and equipment in the amount of approximately $0.59 million.

Financing Activities:

Net cash used in financing activities was approximately $0.33 million for the year ended December 31, 2022 consisted entirely of repayments on short-term loans in the amount of approximately $0.33 million. The company has no net cash used in financing activities for the year ended December 31, 2021.

Accounts Receivable and Unbilled receivable

Accounts receivable represents our right to consideration in exchange for goods and services that we have transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, we evaluate individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Our management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no allowance for accounts receivable set up by us as of December 31, 2022 and 2021, respectively.

The aging of all accounts receivable balance is within one year as of December 31, 2022.

Unbilled receivable represents the Company’s right to consideration in exchange for goods and service, which is the percentage of completion of revenue recognized in excess of accounts receivable.

Capital Expenditures

We made capital expenditures of approximately $2.84 million and approximately $0.03 million for the years ended December 31, 2022 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchasing the office located in Shanghai for our operation and the development for our software. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Dividend

The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Cayman Islands Companies Act. The Directors may from time to time declare dividends (including interim dividends) and distributions on the issued and outstanding shares of the Company and authorize payment of the same out of the funds of the Company lawfully available therefor. Dividends may also be declared or paid out of share premium account or otherwise permitted by the Cayman Islands Companies Act, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Off-Balance Sheet Commitments and Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2022.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Policies.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

No practical expedients were used when the Company adopted the ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Financial and taxation solution services

Revenues from financial and taxation solution services for which control of services is transferred over time is recognized progressively based on the contract costs incurred to date (primarily comprising staff costs and industry expert cost by reference to the time as recorded in the monthly working record incurred to date) as compared to the total costs to be incurred under the transaction (by reference to the total budgeted time of the respective project) to depict the Company’s performance in transferring control of services promised to a customer. The Company recognizes revenues over time only if it can reasonably measure its progress toward complete satisfaction of the performance obligation. The Company normally requires the customers to pay a deposit upon entering into the service contracts. Progress payments are normally billed with the final payment received upon completion of the contract.

Education support services - sales of teaching and learning materials

Revenues from the sales of educational materials for which control of assets is transferred at a point in time is recognized when the goods are delivered to customers. The Company does not provide any sales-related warranties. There is no right of return by customers under the Company’s standard contract terms.

Education support services - Provision of marketing, operation and technical support services

Revenues from provision of marketing, operation and technical support services from the partnered institutions is recognized on a straight-line basis over the term of the partnership agreement. The transaction price inclusive of value added tax as received from customers in advance is recognized as a unearned revenue at the time of the initial transaction and is released on a straight-line basis over the period of service (usually one year).

Software and maintenance services

Standard software is a right to use license because the software has standalone functionality and the customer can use the software as it is available at a point in time. The Company recognizes revenues for such licenses at a point in time when the customer has received licenses and thus has control over the software. In case there is an update of the standard software, end customers or distributors are required to pay additional consideration to buy upgraded version. Revenues from maintenance services is recognized over time within the service period.

Unearned revenues

Unearned revenue is recorded when a payment is received from a customer before the Company transfers the related services. Unearned revenue is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the years ended December 31,
	2022	2021	2020
Financial and taxation solution services	$26,278	$26,491	$23,338
Education support services	4,409	4,635	4,558
Software and maintenance services	3,118	3,169	2,771
Revenue	$33,805	$34,295	$30,667

Segment reporting

The Company’s Chief Executive Officer, Mr.Ya Li, has been identified as the chief operating decision-maker (“CODM”), who is responsible for overall performance of all the service lines and reviews of the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole. We set up departments by functionality but not by service lines. All services lines are supervised by one vice president, who directly reports to CEO; and selling and operation functions are supervised by other vice presidents. As our clients from all the three services could be the same, and we treated the services as a whole consulting package to our clients. For example, while providing our financial solution services, we also try to sell our software to the clients to assist them with office software upgrades. Additionally, we do not separate or allocate our research and development activities to selling functions or other supporting functions into these services. The Company prepares the forecast annually by departments instead of services. We set up certain revenue targets by service lines; however, we do not prepare other forecasts by services lines for costs or expenses. Our CEO, the CODM, reviews the forecasts annually and reviews finance performance monthly. He reviews the consolidated balance sheets, statements of operations, and cash flows thoroughly and raises his review comments at the group level. The Board of Directors reviews the finance performance annually at the group level as well. Furthermore, there is no compensation based on the performance of a single service line as the Company considered the compensation is based on the performance result of the total target set at the beginning of the year, which is based on the whole performance of the three service lines. Hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented in these financial statements.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income tax expenses

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is not subject to tax on income or capital gain under the current tax laws of U.S. And the Company is subject to tax on income or capital gain under the tax laws of PRC.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2022, 2021 and 2020, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2021 and 2020. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. None of the statutory surplus reserves were recognized for the years ended December 31, 2022, 2021 and 2020.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2022, 2021 and 2020, the advertising expenses amounted to approximately $1.43 million, $1.35 million and $1.1 million, respectively.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The fair value of the Company’s financial instruments, including cash, accounts receivable, other receivables – related party, accounts payable, accrued expenses and other current liabilities, due to the related parties, and short-term bank loans, approximate their recorded values due to their short-term maturities as of December 31, 2022 and 2021.

Recent Accounting Pronouncements

New Accounting Pronouncements Not Yet Adopted

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13: Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

Holding Company Structure

LICN is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in the PRC through our subsidiaries in PRC.

As a result, LICN’s ability to pay dividends may depend upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. However, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ya Li	44	Chief Executive Officer, Chairman of the Board, and Director
Zhixiang Fang	51	Chief Financial Officer
Yi Deng	43	Director
Zhihuang Deng (1)(2)(3)	54	Independent Director
Lourdes Felix (1)(2)(3)	56	Independent Director
Kipton Cariaga (1)(2)(3)	36	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Ya Li, Chief Executive Officer, Chairman of the Board and Director

Mr. Li has served as our Chairman since January 4, 2017, Chief Executive Officer and Director since January 19, 2018. Mr. Li has over 21 years of experience in accounting, education and finance. From September 2013 to September 2014, Mr. Li was the chairman and a member of the supervisory board of Peixin International Group N.V., a listed company on the Warsaw Stock Exchange in Poland (WSE stock code: PEX) and a member of the audit committee and remuneration committee of the said supervisory board. Mr. Li was the general manager of Jinjiang Xingminqi Financial Consulting Co., Ltd from January 2006 to September 2013. From April 2003 to December 2005, Mr. Li became the principal of Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”). Prior to establishing in April 2004, Mr. Li was an assistant lecturer at Anhui University of Finance and Economics from February 1999 to June 2000. Mr. Li joined Jinjiang Jiu Shen Company Limited from July 2000 to December 2002 as the chief financial officer in charge of the development of financial strategies and maintaining of financial reports. Mr. Li obtained his bachelor’s degree of management, majoring in accountancy from a program jointly organized by China Central Radio and TV University (currently known as The Open University of China) and Beijing Technology and Business University in April 2010.

Zhixiang Fang, Chief Financial Officer

Mr. Fang has over 24 years of experience in accounting and has served as our Chief Financial Officer since July 2018. From April 2021 to February 2022, Mr. Fang is the independent director of Mobile Internet (China) Holdings Limited. Prior to that, Mr. Fang has served as the deputy general manager of Lichen Zixun since 2013. Prior to joining us, Mr. Fang was the director of audit at Fujian Tianlun Group Company Limited from December 2008 to January 2011. Mr. Fang was a lecturer in the teaching division of Chizhou University from July 1995 to December 2008. Mr. Fang obtained his diploma in accounting from Anhui University of Technology (previously known as Anhui Commercial College), in June 1995. He later completed a part-time top-up course in accountancy at Hefei University of Technology in January 2008. In December 2009, Mr. Fang became a member of the Chinese Institute of Certified Public Accountants. In May 1999, Mr. Fang was qualified as a Medium Level Accountant in the PRC.

Yi Deng, Director

Mr. Deng has been a member of us for over 15 years. He was appointed as a director on April 15, 2018. Since December 2013, Mr. Deng became a deputy general manager of Lichen Zixun. He is primarily responsible for overseeing the overall operations.

Mr. Deng has been working at Huaqiao University as an instructor of postgraduate students since September 2018. In July 2017, Mr. Deng was awarded the Small and Medium Enterprises Management Consultancy Services Expert and Database Expert in the PRC. Mr. Deng also has abundant exposure to entrepreneurship training. In July 2009 and August 2014, Mr. Deng joined two entrepreneurship training courses organized by China Employment Training Technical Instruction Center and subsequently obtained relevant qualifications as an entrepreneurship instructor. Mr. Deng was also employed by Quanzhou Ocean Institute as a guest professor for two years in October 2013.

In June 2016, Mr. Deng obtained a master’s degree in business management from Huaqiao University. He graduated from Anhui University Law School in 2009. Mr. Deng obtained his Junior College Education in law from Anhui Sanlian Career Technical College (currently known as Anhui Sanlian University) in 2003.

Zhihuang Deng, Independent Director and Chair of Compensation Committee

Mr. Deng has over 25 years of experience in legal practice in the PRC. Since June 2020, he has been appointed as the independent director and serving as the chairman of the remuneration committee and a member of each of the audit committee and nomination committee of Yik Wo International Holdings Ltd., a company listed on GEM of the Stock Exchange (stock code: 8659). He is responsible for, among other things, evaluating the performance of directors and senior management, monitoring the integrity of the company’s financial statements and annual reports and accounts, reviewing the company’s financial controls and risk management and internal control systems and making recommendations on any proposed changes to the board of directors to complement the company’s corporate strategy. In July 2019, Mr. Deng became a senior partner at Beijing Yingke (Fuzhou) Law Firm. Mr. Deng was a senior partner at Fujian Zhixinheng Law Firm from October 2005 to June 2019. Mr. Deng became a lawyer at Fujian Huawei Law Firm from April 2005 to October 2005. From April 1995 to March 2005, Mr. Deng was a prosecutor of Fujian Province Fuzhou City People’s Procuratorate.

Mr. Deng obtained his bachelor’s degree in law from Fujian Normal University in June 1992. After graduation, Mr. Deng became a lecturer at Fujian Mechanical and Electrical School (currently known as Fujian University of Technology) from August 1992 to April 1995.

Lourdes Felix, Independent Director and Chair of Audit Committee

Ms. Felix is a female Hispanic entrepreneur and corporate finance executive with 30 years of combined experience in capital markets, public accounting and in the private sector. She presently serves as Chief Executive Officer, Chief Financial Officer and Director of BioCorRx Inc. (OTCQB: BICX), a leader in addiction treatment solutions and related disorders. She has been with BioCorRx since October 2012. Ms. Felix is one of the founders of BioCorRx Pharmaceuticals Inc., a majority owned subsidiary of BioCorRx Inc. She has been instrumental in capital procurement, completing multi-million dollars equity financing and accomplished in structuring and negotiating transactions and favorable terms with investment banks. Along with other executives of the company, Ms. Felix rebranded the company, restructured and expanded the business model to position it for long term growth in the addiction treatment space and drug development. Prior to joining BioCorRx, she had experience in several private sectors, public accounting including audit and public company experience. She has expertise in finance, accounting, budgeting and internal control principals including GAAP, SEC, and SOX Compliance. Ms. Felix has thorough knowledge of federal and state regulations and has successfully managed and produced SEC regulatory filings. She has extensive experience in developing and managing financial operations. Ms. Felix obtained a Bachelor of Science degree in Accounting from University of Phoenix in 2005.

Kipton Cariaga, Independent Director and Chair of Nominating Committee

Mr. Cariaga has over 10 years of experience in the financial industry. His expertise is in sales, marketing, education, equity and derivative markets, and strategic planning. In May 2020, Mr. Cariaga founded Citrus Capital Consulting which offers business consulting services to startup companies looking to expand into international markets. Since August 2021, Mr. Cariaga is a General Partner in Citrus Grove Capital Management, a market-neutral hedge fund that helps wealthy individuals diversify their holdings. Since July 2020, Mr. Cariaga serves as a General Partner in Shanghai Fengyu Investment Management Co. LTD, an international fund based in Shanghai. From 2014 to present, he has been an options trader and business development specialist working in the family office of Orange Grove Trading Company. Mr. Cariaga studied finance at California State University from 2006 to 2011 and in 2009, during his college days he worked for JPMorgan Chase and became a licensed investment professional holding a FINRA Series 6, and 63 license as well as a California Life-Only insurance license from 2010 to 2014.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements

We have entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The executive officer and employee director may resign at any time with an advance written notice.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB 2,786,641 (approximately US$414,304), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2021, we paid an aggregate of RMB2,787,291 (approximately US$432,312), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2020, we paid an aggregate of RMB2,788,601 (approximately US$404,286), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. Due to the impact of the COVID-19 pandemic, the total revenue in 2020 has decreased, and thus we did not pay bonus to our Chief Executive Officer for the fiscal year ended December 31, 2020. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

6.C. Board Practices

Board of Directors

Our Board of Directors consists of five (5) directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Provided that proper disclosure has been given to the directors as mentioned above, a director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

We established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website. Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, and Mr. Kipton Cariaga. Ms. Lourdes Felix serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Lourdes Felix qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment;

●	Re-appoint and remove of the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, and Mr. Kipton Cariaga. Mr. Zhihuang Deng serves as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee. Our nominating committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, and Mr. Kipton Cariaga. Mr. Kipton Cariaga serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

●	Review the structure, size and composition of the Board on a regular basis

●	Identify individuals suitably qualified to become Board members

●	Assess the independence of independent directors; and

●	Make recommendations to the Board in relation to the appointment or re-appointment of Directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. Shareholders will be given specific information on how they can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

As of the date of this annual report, we have 399 employees. All of our employees are located in the PRC.

The following table sets out the number of our employees, excluding external experts, categorized by functions as of the date of this annual report:

Function	Number of Employees
Management	12
Finance	9
Research and Development	45
Human Resource Administration	7
Operating Center	58
Quality Control Center	14
Consultation Service Center	254
Total	399

We strive to maintain a high-quality work force with specialized financial and taxation industry expertise. As a general recruitment policy, we typically require our internal consultants and project managers to possess at least three and seven years of related working experience, respectively.

Our internal consultants carry out their services for financial and taxation solution projects under the supervision of our project managers. Annual performance evaluations are conducted on our internal consultants and project managers, so that our team of internal consultants and project managers may comprise a balanced mix of professional and experienced members, in an effort to provide quality services to our customers. In accordance with applicable PRC laws and regulations, we have made contributions to social security insurance funds (including pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance plans) and housing provident funds for our employees. None of our employees are represented by a labor organization. As of the date of this annual report, we did not experience any strikes or significant labor disputes which materially affected our operations, and we believe we have maintained good relationship with our employees.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The calculations in the table below are based on 17,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares will be entitled to one (1) vote per share. Holders of Class B Ordinary Shares will be entitled to ten (10) votes per share.  Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at B2306, Block B Tower 3, Jinjiang Wanda Plaza Commercial Complex 888 Century Avenue Meiling Street, Jinjiang City Fujian Province People’s Republic of China. As of the date hereof, we have 15 shareholders of record.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Ya Li (4)	-	-	9,000,000	100%	83.72%
Zhixiang Fang	-	-	-	-	-
Yi Deng	-	-	-	-	-
Zhihuang Deng	-	-	-	-	-
Lourdes Felix	-	-	-	-	-
Kipton Cariaga	-	-	-	-	-
All executive officers and directors as a group (6 persons)	-	-	9,000,000	100%	83.72%

5% or Greater Shareholders
Silver Sky Investment Limited (3)	-	-	9,000,000	100%	83.72%
Sensation Corporate Service Co., Limited (4)	2,250,000	12.5%	-	-	2.09%
China EC Investment (Hong Kong) Limited (5)	1,125,000	6.25%	-	-	1.05%
Dong Chang Ventures Limited (6)	1,125,000	6.25%	-	-	1.05%
Suqin Deng	1,012,500	5.63%	-	-	*
Chunyan Wei	1,012,500	5.63%	-	-	*
Shengbi Chen	900,000	5.00%	-	-	*
Meizhen Li	900,000	5.00%	-	-	*
Hongyu Wang	900,000	5.00%	-	-	*
Zhen Wang	900,000	5.00%	-	-	*
Shishan Wu	900,000	5.00%	-	-	*
Peng Ye	675,000	3.75%	-	-	*

*	< 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 17,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Share are entitled to one (1) vote per share. Holders of Class B Ordinary Shares are entitled to ten (10) votes per share.

(3)	Ya Li is deemed to beneficially own 9,000,000 Class B Ordinary Shares through Silver Sky Investment Limited, a British Virgin Islands company holding 9,000,000 shares of our Class B Ordinary Shares. Ya Li has the sole voting and dispositive power of all the shares held by Silver Sky Investment Limited.

(4)	Wenjuan Chen is deemed to beneficially own 2,250,000 Class A Ordinary Shares through Sensation Corporate Service Co., Limited, a Hong Kong company holding 2,250,000 shares of our Class A Ordinary Shares. Wenjuan Chen has the sole voting and dispositive power of all the shares held by Sensation Corporate Service Co., Limited.

(5)	Yinong Wu is deemed to beneficially own 1,125,000 Class A Ordinary Shares through China EC Investment (Hong Kong) Limited, a Hong Kong company holding 1,125,000 shares of our Class A Ordinary Shares. Yinong Wu has the sole voting and dispositive power of all the shares held by China EC Investment (Hong Kong) Limited.

(6)	Weinan Shi is deemed to beneficially own 1,125,000 Class A Ordinary Shares through Dong Chang Ventures Limited, a British Virgin Islands company holding 1,125,000 shares of our Class A Ordinary Shares. Weinan Shi has the sole voting and dispositive power of all the shares held by Dong Chang Ventures Limited.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2021:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder

i)	Significant transactions with related parties were as follows:

	For the years ended December 31,
	2022	2021	2020
Provision of marketing, operation and technical support services to Jinjiang School	$67	$70	$70
Provision of marketing, operation and technical support services to Quanzhou School	126	132	130
Processing of academic education applications to Jinjiang School	183	90	176
Processing of academic education applications to Quanzhou School	234	113	229
Sales of teaching and learning materials to Jinjiang School	71	70	80
Sales of teaching and learning materials to Quanzhou School	62	66	77
Online training to Jinjiang School	37	24	7
Online training to Quanzhou School	35	23	7
Total revenues – related parities	$815	$588	$776

ii)	Significant balances with related parties were as follows:

	As of December 31, 2022	As of December 31, 2021
	In thousands of USD

Other receivable – related party
Ya Li	$-	$419

Due to the related parties
Quanzhou School	$97	$105
Ya Li	981
Jinjiang School	-	1
Total	$1078	$106

Balances due to Ya Li and Quanzhou School are the result of the normal business transactions stated above. The balance due to Ya Li comprise mainly payments made on behalf such as deferred IPO costs, whereas the balance due to Quanzhou represents amounts received in advance for services to be performed. The balances were all unsecured, non-interest bearing and payable on demand.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Lichen Education, our operating subsidiary in the PRC, has involved in legal and other disputes in the ordinary course of our business, including but not limited to allegations against us for potential infringement of third-party copyrights or other intellectual property rights. However, we are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business or financial condition.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry — We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that our teaching and learning materials supplied to the Partnered Institutions under the Partnership Agreements or our self-developed software do not or will not infringe intellectual property rights of third parties”.

Dividend Policy

We do not have any plan to declare or pay any cash dividends on our Class A or Class B Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

If we determine to pay dividends on any of our Class A or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4.B. – Regulation—Regulations on Foreign Currency Exchange” and “Item 4.B. – Regulation—Regulations on Dividend Distribution.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “LICN.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (as revised), insofar as they relate to the material terms of our Class A Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

Any of our directors may convene general meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. The director convening a general meeting shall give at least five days’ notice of the general meeting to those shareholders whose names on the date the notice is given appear as members in the register of members of the Company and are entitled to vote at the meeting, and each of the Company’s directors. Our Board of Directors must convene a general meeting upon the written request of one or more shareholders holding no less than 10% of the Company’s paid-up capital as at the date of the deposit of the requisition carries the right of voting at general meetings of the Company.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Two shareholders present in person or by proxy shall be a quorum. For so long as any shares are listed on the Nasdaq Capital Market (and any other stock exchange on which the Company’s shares are listed for trading), one or more shareholders holding shares that represent not less than one-third of the outstanding issued shares carrying the right to vote at such general meeting. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. The chairman, if any, of our Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the general meeting, or is unwilling to act, the directors present shall elect one of their number to be chairman of the general meeting.

Meetings of Directors

Subject to the Cayman Islands Companies Act and the amended and restated articles of association of our company, the management of our company is entrusted to our Board of Directors, who will make decisions by voting on resolutions of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A director and his appointed alternate director shall be considered as only one person for the purpose of calculating quorum. An alternate director or proxy appointed by a director shall be counted in a quorum at a meeting at which the director appointing him is not present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares in proportion to the capital paid up. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture if the call remains unpaid after a second notice by the directors in accordance with the amended and restated articles of association.

Repurchase of Shares

The Cayman Islands Companies Act and our amended and restated memorandum and articles of association permit us to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Provided the necessary shareholders and board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, provided the requirements under the Cayman Islands Companies Act have been satisfied. Under the Cayman Islands Companies Act, the repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following the date of such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the amended and restated memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Cayman Islands Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our amended and restated memorandum of association to increase the authorized share capital of our Company or cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person;

●	subdivide our authorized and issued shares into a larger number of shares; and

●	consolidate our authorized and issued shares into a smaller number of shares.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent that there are sufficient authorized but unissued shares.

Exempted Company

We are an exempted company with limited liability under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities if it is not listed on the Cayman Islands Stock Exchange;

●	may issue bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Lichen China Limited’s ability to transfer cash to investors. See “Item 3 – Transfers of Cash between Our Company and Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax arrangement entered with the United Kingdom in 2010, but otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As an exempted company incorporated in the Cayman Islands, the Company is required to pay an annual government fee (“Government Fee”), which is determined on a sliding scale by reference to the level of its authorized share capital. The Government Fee is payable at the end of January in every year and is based on the level of the authorized share capital at the time when the fee is due.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of the shares or on an instrument of transfer in respect of a share of a Cayman company except those which hold interests in land in the Cayman Islands and except where the relevant document or instrument is executed in or brought to the Cayman Islands, or produced before a Cayman Islands court.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

On March 17, 2017, the State Tax Administration promulgated the “Administrative Measures for Adjustment of Special Tax Investigation and Mutual Consultation Procedures” (State Administration of Tax Practice Announcement No.6, 2017), which came into force on May 1, 2017), which provides that tax authorities have implemented special tax adjustment monitoring and management for enterprises through related declaration review, contemporaneous data management, profit level monitoring and other means. If an enterprise is found to have special tax adjustment risks, the tax authorities may serve a “Notice” to remind such enterprise of the tax risks. If an enterprise receives a special tax adjustment risk alert or finds that it has a special tax adjustment risk, it may adjust the supplementary tax on its own. If the enterprise adjusts the supplementary tax by itself, the tax authorities may still carry out special tax investigation and adjustment in accordance with the relevant provisions. If an enterprise requires the tax authorities to confirm the special tax adjustment matters, such as the pricing principles and methods of related party transactions, the tax authorities shall initiate the special tax investigation procedures. It also stipulates that if the principle of independent transactions is not met, tax authorities may implement a special tax adjustment in the full amount of the amount deducted before tax under the following circumstances:

(1)	The enterprise and its affiliated parties transfer or accept the right to use intangible assets that do not bring economic benefits and collect or pay royalties;

(2)	The enterprise pays royalties to related parties that only own intangible assets but do not contribute to their value;

(3)	An enterprise establishes a holding company or a financing company overseas for the main purpose of financing and listing, and pays royalties to overseas affiliated parties only for the incidental benefits arising from the financing and listing activities;

(4)	The taxable income or income amount of the enterprise or its affiliated party is reduced because the payment or collection of the price of the labor service transaction between the enterprise and its affiliated party does not meet the principle of independent transactions; and

(5)	The enterprise pays fees to overseas related parties that fail to perform their functions, bear risks and have no substantial business activities.

Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Lichen China Limited meets all of the conditions above. Lichen China Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Lichen China Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Lichen China Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Lichen China Limited is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Class A Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Relating to Doing Business in China — Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our income and assets and the value of our Class A Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2022 and 2021, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. (See “—People’s Republic of China Taxation”). In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since our Class A Ordinary Shares have been approved for listing on Nasdaq, and provided that the Class A Ordinary Shares will be regularly traded on Nasdaq, a U.S. holder holds Class A Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Class A Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-264624), as amended, including the annual report contained therein, which registered 4,000,000 Class A Ordinary Shares and was declared effective by the SEC on February 3, 2023, for our initial public offering, which completed on February 8, 2023, at an initial offering price of US$4.00 per Class A Ordinary Share. Univest Securities, LLC was the representative of the underwriters.

In connection with the issuance and distribution of the Class A Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$2.59 million, which included US$1.50 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$14.1 million from our initial public offering.

As of the date of this annual report, we used US$1.45 million of the net proceeds received from our initial public offering for internal investment, deposit for potential acquisition, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3.D. Risk Factors—Risks Relating to Our Business— If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, and Mr. Kipton Cariaga and is chaired by Ms. Lourdes Felix. Mr. Zhihuang Deng, Ms. Lourdes Felix, and Mr. Kipton Cariaga each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Lourdes Felix qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.lichenzx.com.

Item 16C. Principal Accountant Fees and Services

TPS Thayer, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022 and 2021. Audit services provided by TPS Thayer, LLC for fiscal years ended December 31, 2022 and 2021 included the examination of the consolidated financial statements of the Company.

Briggs & Veselka Co. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2020. Audit services provided by Briggs & Veselka Co. for fiscal years ended December 31, 2020 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by TPS Thayer, LLC and Briggs & Veselka Co., our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2020	2021	2022
	US$	US$	US$
Audit Fees(1) - TPS Thayer, LLC	-	180,000	257,000
Audit Fees(1) - Briggs & Veselka Co.	260,000	45,000	80,000
Total	260,000	225,000	337,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors—Risks Relating to Our Class A Ordinary Share— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Lichen China Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.1	Translation of Employment Agreement by and between Lichen Zixun and Ya Li (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.2	Translation of Employment Agreement by and between Lichen Zixun and Zhixiang Fang (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.3	Translation of Employment Agreement by and between Lichen Zixun and Yi Deng (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.4	Director Offer Letter by and between the Registrant and Zhihuang Deng (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.5	Director Offer Letter by and between the Registrant and Lourdes Felix (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.6	Director Offer Letter by and between the Registrant and Kipton Cariaga (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.7	Translation Form of the Expert Corporation Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.8	Translation Form of the Partnership Agreement (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lichen China Limited

By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

Date: May 1, 2023

LICHEN CHINA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Lichen China Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lichen China Limited and subsidiaries (collectively, the “Company”), as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of two years period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the years in the two years period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022 Sugar Land, Texas

May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Lichen China Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lichen China Limited and subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Briggs & Veselka Co.

Houston, Texas
August 12, 2021

We have served as the Company’s auditor since 2021.

LICHEN CHINA LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2022	2021
Assets
Current assets:
Cash	$22,599	$16,845
Accounts receivable and unbilled receivable	3,545	3,942
Other receivables – related party	-	419
Inventories	127	150
Prepayments, deposits, and other current assets	996	2,532
Total current assets	27,267	23,888

Property and equipment, net	13,298	14,937
Intangible assets, net	4,522	3,868
Operating lease – right-of-use asset, net	202	-
Deferred IPO costs	1,095	-
Other assets	141	250
Total assets	$46,525	$42,943

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$161	$123
Accrued expenses and other current liabilities	1,701	3,061
Unearned revenues	1,146	1,273
Taxes payable	1,058	1,203
Due to the related parties	1,078	106
Short-term bank loan	-	345
Current maturities of operating lease liability	88	-
Total current liabilities	5,232	6,111

Long-term portion of operating lease liability	184	-
Total Liabilities	5,416	-

Commitments and contingencies	-	-

Shareholders’ equity:
Class A Ordinary Share, $0.00004 par value, 1,000,000,000 shares authorized; 13,500,000 shares issued and outstanding	1	1
Class B Ordinary Share, $0.00004 par value, 250,000,000 shares authorized; 9,000,000 shares issued and outstanding	-	-
Additional paid-in capital	1,487	1,487
Statutory surplus reserves	789	789
Retained earnings	40,832	33,014
Accumulated other comprehensive (loss)/ income	(2,000)	1,541
Total shareholders’ equity	41,109	36,832

Total liabilities and shareholders’ equity	$46,525	$42,943

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN CHINA LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2022	2021	2020
Revenues
Financial and taxation solution services	$26,278	$26,491	$23,338
Education support services	4,409	4,635	4,558
Software and maintenance services	3,118	3,169	2,771
Total revenues	33,805	34,295	30,667
Cost of revenues	(13,613)	(13,820)	(11,831)
Gross profit	20,192	20,475	18,836

Operating expenses:
Selling and marketing	(2,111)	(2,009)	(1,590)
General and administrative	(7,433)	(7,168)	(8,459)
Total operating expenses	(9,544)	(9,177)	(10,049)

Income from operations	10,648	11,298	8,787

Other income (expenses):
Other income, net	34	188	106
Interest income	60	28	103

Income before income taxes	10,742	11,514	8,996

Provision for income tax	(2,924)	(3,052)	(2,589)

Net income	$7,818	$8,462	$6,407

Comprehensive income:
Net income	$7,818	$8,462	$6,407
Foreign currency translation adjustments	(3,541)	727	1,859
Comprehensive income	$4,277	$9,189	$8,266

Weighted average number of ordinary shares outstanding – basic and diluted	22,500,000	22,500,000	22,500,000

Earnings per ordinary share – basic and diluted	0.35	0.38	0.28

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$ 0.00004 par value)		Class B Ordinary Shares (US$ 0.00004 par value)		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive income	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	(loss)	equity
Balance as of December 31, 2019	13,500,000	$1	9,000,000	-	$1,487	$789	$22,493	$(1,045)	23,725
Net income	-	-	-	-	-	-	6,407	-	6,407
Dividend	-	-	-	-	-	-	(4,348)	-	(4,348)
Foreign currency translation	-	-	-	-	-	-	-	1,859	1,859
Balance as of December 31, 2020	13,500,000	$1	9,000,000	-	$1,487	$789	$24,552	$814	$27,643
Net income	-	-	-	-	-	-	8,462	-	8,462
Foreign currency translation	-	-	-	-	-	-	-	727	727
Balance as of December 31, 2021	13,500,000	$1	9,000,000	$-	$1,487	$789	$33,014	$1,541	$36,832
Net income	-	-	-	-	-	-	7,818	-	7,818
Foreign currency translation	-	-	-	-	-	-	-	(3,541)	(3,541)
Balance as of December 31, 2022	13,500,000	$1	9,000,000	$-	$1,487	$789	$40,832	$(2,000)	$41,109

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN CHINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2022	2021	2020
Cash Flows from Operating Activities:
Net income	$7,818	$8,462	$6,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	651	660	719
Amortization of intangible assets	1,958	1,786	1,441
Amortization of right-of-use assets	72	-	-
Amortization of other assets	50	93	87
Loss on disposal of property and equipment	-	(30)	-
Changes in operating assets and liabilities:
Accounts receivable	66	(1,451)	(465)
Prepayments and other current assets	(712)	(2,370)	(6)
Deferred IPO costs	(1,095)	-	-
Other receivables – related party	397	7	(1,007)
Accounts payable	51	25	4)
Unearned revenues	(20)	(142)	(145)
Accrued expenses and other current liabilities	548	(26)	71
Due to the related parties	1,016	1	886
Tax payables	(45)	131)	347
Inventories	11	(126)	11
Net cash provided by operating activities	10,766	7,304	8,350

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,950)	(28)	-
Purchase of intangible assets	(892)	-	(1,160)
Proceeds from disposal of equipment	-	589	-
Net cash (used in)/provided by investing activities	(2,842)	561	(1,160)

Cash Flows from Financing Activities:
Repayments on short-term loans	(327)	-	-
Dividend payment	-	-	(4,348)
Net cash used in by financing activities	(327)	-	(4,348)

Effect of exchange rate changes on cash and cash equivalents	(1,843)	315	433

Net increase in cash and cash equivalents	5,754	8,180	3,275
Cash at the beginning of year	16,845	8,665	5,390

Cash at the end of year	$22,599	$16,845	$8,665

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$2,955	$2,976	$2,310
Cash paid for interest expense	$1	$15	$15
Supplemental disclosures of non-cash information:
Obtaining right-of-use asset in exchange for operating lease liability	$266	$-	$-
Purchase of intangible assets prepaid in prior year	$2,081	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Lichen China Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Legend China Limited was incorporated in the Cayman Islands on April 13, 2016 as a limited liability company. Pursuant to a special resolution dated November 8, 2016, Legend China Limited changed its name to Legend China Ltd. Pursuant to a special resolution dated April 6, 2017, Legend China Ltd. changed its name to Lichen China Limited. (“Lichen”).

Lichen is an investment holding company. Through its wholly owned subsidiaries, Lichen is principally engaged in the provision of: (i) financial and taxation solution services; (ii) education support services to partnered institutions; and (iii) software and maintenance services.

Lichen owns 100% interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Legend Consulting Investments Limited (“Legend Consulting BVI”)	The British Virgin Islands (“BVI”)	December 20, 2013	100%	Investment holding
Legend Consulting Limited (“Legend Consulting HK”)	Hong Kong	January 8, 2014	100%	Investment holding
Fujian Province Lichen Management and Consulting Company Limited (“Lichen Zixun”)	Fujian, the People’s Republic of China (“PRC”)	April 14, 2004	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Xiamen City Legend Education Services Company Limited (“Lichen Education”)	Fujian, PRC	July 30, 2014	100%	Provision of financial and taxation solution services and education support services

As shown above, Legend Consulting BVI is an investment holding company wholly owned by Lichen.

Legend Consulting HK is an investment holding company wholly owned by Legend Consulting BVI.

Lichen Zixun, which is wholly owned by Legend Consulting HK, is engaged in providing financial and taxation solution services and education support services.

Lichen Education, which is wholly owned by Lichen Zixun, is engaged in providing financial and taxation solution services and education support services.

Initial Public Offering

On February 6, 2023, the Company announced the closing of its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts.

Reorganization and Share Issuance

On April 28, 2021, Lichen passed a resolution to increase the share capital. Pursuant to such resolution, the authorized share capital of Lichen was increased from HK$50,000 divided into 5,000,000 shares with a nominal or par value of HK$0.01 each (“HKD Shares”) to the aggregate of (i) HK$50,000 divided into 5,000,000 HKD Shares and (ii) US$50,000 divided into (a) 400,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001 each. 5,400,000 Class A Ordinary Shares and 3,600,000 Class B Ordinary Shares (collectively, the “USD Shares”) were issued at the consideration of US$0.0001 per share. Upon the completion of the share issuance, all HKD Shares issued were repurchased by Lichen at the consideration HK$0.01 per share and cancelled immediately upon repurchase. Upon completion of the repurchase, the 5,000,000 unissued HKD Shares of the Company were cancelled resulting in the reduction of the authorized share capital of the Company to US$50,000 divided into (a) 400,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001, each in accordance with section 13 of the Cayman Islands Companies Act. The issuance of 5,400,000 Class A Ordinary Shares and 3,600,000 Class B Ordinary Shares, the repurchase and the cancellation of HKD Shares were completed on April 28, 2021.

On December 15, 2021, Lichen executed a special resolution to change the par value of the ordinary shares from $0.0001 to $0.00004. Pursuant to such resolution, the authorized share capital of Lichen was US$50,000 divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00004 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.00004, each in accordance with section 13 of the Cayman Islands Companies Act. The changes were completed on December 23, 2021. The change in capital structure is treated as being effective as of the beginning of the first period presented in the consolidated financial statements.

The consideration paid by Lichen and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements. As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of Lichen and its wholly owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimate and assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include, allowance for doubtful accounts, useful lives of long-lived assets, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

Functional currency and foreign currency translation

The reporting currency of the Company is the United States dollar (“US$”). The Company’s operations are principally conducted through its subsidiaries in PRC in the local currency, Renminbi (RMB), as its functional currency. The functional currency of the Company’s entities incorporated in Hong Kong is the Hong Kong dollars (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities are translated at the unified exchange rate as quoted by the PBOC (“The People’s Bank of China”) at the balance sheet date. The statement of income accounts is translated at the average exchange rates for the periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to ($2.00) million, $1.54 million and $0.81 million as of December 31, 2022, 2021 and 2020, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	December 31, 2022	December 31, 2021	December 31, 2020
Period-end RMB: US$1 exchange rate	6.9646	6.3757	6.5249
Period-end HK$: US$1 exchange rate	7.7967	7.7981	7.7530

	December 31, 2022	December 31, 2021	December 31, 2020
Period-end RMB: US$1 exchange rate	6.7261	6.4515	6.8976
Period-end HK$: US$1 exchange rate	7.8310	7.7729	7.7562

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The fair value of the Company’s financial instruments, including cash, accounts receivable, other receivables – related party, accounts payable, accrued expenses and other current liabilities, due to the related parties, and short-term bank loans, approximate their recorded values due to their short-term maturities as of December 31, 2022 and 2021.

Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. The Company maintains most of its bank accounts in the PRC.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) the Company’s specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no allowance for doubtful accounts deemed necessary as of December 31, 2022 and 2021, respectively.

Unbilled receivable

Unbilled receivable represents the Company’s right to consideration in exchange for goods and service performed, which invoice has not been issued.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of December 31, 2022 and 2021, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepayments

Represents cash deposited for software development service. The deposits are refundable and bear no interest pursuant to terms of contract. The project is in progress and anticipated to be completed by September 2023.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Useful Life	Estimated Residual Value
Building	20-50 years	5%
Motor vehicles	10 years	5%
Furniture and equipment	3-5 years	5%

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets consist primarily of software acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 5-10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the years ended December 31, 2022 and 2021. There can be no assurance that future events will not have impact on the Company’s revenue or financial position which could result in impairment in the future.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective on January 1, 2022 with using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 7 and Note 12).

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

No practical expedients were used when the Company adopted the ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Financial and taxation solution services

Revenues from financial and taxation solution services for which control of services is transferred over time is recognized progressively based on the contract costs incurred to date (primarily comprising staff costs and industry expert cost by reference to the time as recorded in the monthly working record incurred to date) as compared to the total costs to be incurred under the transaction (by reference to the total budgeted time of the respective project) to depict the Company’s performance in transferring control of services promised to a customer. The Company recognizes revenues over time only if it can reasonably measure its progress toward complete satisfaction of the performance obligation. The Company normally requires the customers to pay a deposit upon entering into the service contracts.

Education support services - sales of teaching and learning materials

Revenues from the sales of educational materials for which control of assets is transferred at a point in time is recognized when the goods are delivered to customers. The Company does not provide any sales-related warranties. There is no right of return by customers under the Company’s standard contract terms.

Education support services - Provision of marketing, operation and technical support services

Revenues from provision of marketing, operation and technical support services from the partnered institutions is recognized on a straight-line basis over the term of the agreement. The transaction price inclusive of value added tax as received from customers in advance is recognized as a unearned revenue at the time of the initial transaction and is released on a straight-line basis over the period of service (usually one year).

Software and maintenance services

Standard software is a right to use license because the software has standalone functionality and the customer can use the software as it is available at a point in time. The Company recognizes revenues for such licenses at a point in time when the customer has received licenses and thus has control over the software. In case there is an update of the standard software, end customers or distributors are required to pay additional consideration to buy upgraded version. Revenues from maintenance services is recognized over time within the service period.

Unearned revenues

Unearned revenue is recorded when a payment is received from a customer before the Company transfers the related services. Unearned revenue is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the years ended December 31,
	2022	2021	2020
Financial and taxation solution services	$26,278	$26,491	$23,338
Education support services	4,409	4,635	4,558
Software and maintenance services	3,118	3,169	2,771
Revenue	$33,805	$34,295	$30,667

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Group’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is not subject to tax on income or capital gain under the current tax laws of U.S. And the Company is subject to tax on income or capital gain under the tax laws of PRC.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2022, 2021 and 2020, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2021 and 2020. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. None of the statutory surplus reserves were recognized for the years ended December 31, 2022, 2021 and 2020.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2022, 2021 and 2020, the advertising expenses amounted to approximately $1.43 million, $1.35 million and $1.1 million, respectively.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2022, 2021 and 2020.

Reclassification

Certain prior periods have been reclassified to conform to the current period presentation. The reclassification had no impact on the Consolidated Balance Sheet and Consolidated Statement of Income or Consolidated Statement of Cash Flow.

Recent accounting pronouncements

New Accounting Pronouncements Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (‘‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company adopted the ASU on January 1, 2022, which did not have a material impact on the Company’s financial results or financial position.”

New Accounting Pronouncements Not Yet Adopted

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The Company will adopt this ASC 326 on January 1, 2023. The adoption of this standard will result in a change of the Company’s provision policy primarily for accounts receivable, but is not expected to have a material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.	Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. Cash is denominated in the following currencies:

	2022	2021
	In thousands of USD
RMB	$22,597	$16,844
HKD	1	1
USD	1	-
Total	$22,599	$16,845

4.	Accounts receivable and unbilled receivable

Accounts receivables consisted of the following as of December 31, 2022 and 2021:

	2022	2021
	In thousands of USD
Accounts receivables	$3,117	$3,539
Unbilled receivables	428	403
Total	$3,545	$3,942

There was no allowance for doubtful accounts recognized as of December 31, 2022 and 2021, respectively.

5.	Prepayments, deposits, and other current assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2022 and 2021:

	2022	2021
	In thousands of USD
Deposits to software developer	$675	$2,196
Prepayments to suppliers	275	290
Other current assets	46	46
Total	$996	$2,532

On November 28, 2022, the Company made a deposit of $$0.17M (RMB 1.2 million) to Beijing Yizhilu Technology Co., Ltd to purchase the 3D Accounting Intelligent Analysis System; On December 13, 2022, the Company made a deposit of $0.5M (RMB 3.5 million) to Xiamen University to purchase the AI System Intelligent Analysis System.

6.	Property and equipment, net

Property and equipment, net consisted of the following:

	2022	2021
	In thousands of USD
Buildings	$14,995	$16,201
Furniture and equipment	983	977
Motor vehicles	14	16
Office improvements	895	977
Subtotal	16,887	18,171
Less: accumulated depreciation	(3,589)	(3,234)
Property and equipment, net	$13,298	$14,937

Depreciation expenses recognized in general and administrative expenses for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $0.65 million, $0.66 million and $0.81 million, respectively.

The Company has no pledged property and equipment as of December 31, 2022 and 2021.

The Company did not recognize any impairment loss on property and equipment for the years ended December 31, 2022, 2021 and 2020.

7.	Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software, which are for sales or support the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	2022	2021
	In thousands of USD
Software	$11,689	$9,631
Less: accumulated amortization	(7,167)	(5,763)
Intangible assets, net	$4,522	$3,868

Amortization expense recognized in cost of revenues for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $1.94 million, $1.77 million and $1.42 million, respectively. Amortization expense recognized in general and administrative expenses for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $0.02 million, $0.02 million and $0.02 million, respectively. The weighted average amortization period for licensed software is approximately 5.26 years, 5.28 years and 5.04 years as of December 31, 2022, 2021 and 2020, respectively.

The Company has no pledged intangible assets as of December 31, 2022 and 2021.

The Company did not recognize any impairment loss on intangible asset for the years ended December 31, 2022, 2021 and 2020.

The future amortization expense of the intangible assets for the twelve months ending December 31 of the following years is expected as follows:

Year ending December 31,	Amortization expenses
In thousands of USD
2023	$2,080
2024	883
2025	792
2026	576
2027	191
Total	$4,522

8.	Leases

Operating lease right -of-use asset, net was as follows as of December 31, 2022 and 2021:

	2022	2021
	In thousands of USD
Beijing Office	$266	$-
Less: accumulated amortization	(64)	-
Right-of-use assets, net	$202	$-

The Company recognized lease expense amounted to approximately $0.07 million for the year ended December 31, 2022. The lease period of the operating lease right-of-use asset Beijing office is 3 years.

Operating lease liability as of December 31, 2022 and 2021 consisted of the following:

	2022	2021
	In thousands of USD
Beijing office	$202	$-
Total operating lease liability	$202	$-

Analyzed for reporting purposes as:

	2022	2021
	In thousands of USD
Current maturities of operating lease liability	$88	$-
Long-term portion of operating lease liability	184	-
Total	$272	$-

Maturity analysis of operating lease liability as of December 31, 2022 is as follows:

Operating lease payment	BJ office
Discount rate at commencement	3.5%
One year	$93,330
Two years	186,658
Total undiscounted cash flows	$279,988
Total financing lease liabilities	271,650
Difference between undiscounted cash flows and discounted cash flows	8,338

The incremental borrowing rate for the Company is 3.5% and remaining lease term is 2.25 years.

9	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022, 2021 and 2020:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	2022	2021	2020
Provision of marketing, operation and technical support services to Jinjiang School	$67	$70	$70
Provision of marketing, operation and technical support services to Quanzhou School	126	132	130
Processing of academic education applications to Jinjiang School	183	90	176
Processing of academic education applications to Quanzhou School	234	113	229
Sales of teaching and learning materials to Jinjiang School	71	70	80
Sales of teaching and learning materials to Quanzhou School	62	66	77
Online training to Jinjiang School	37	24	7
Online training to Quanzhou School	35	23	7
Total revenues – related parties	$815	$588	$776

ii)	Significant balances with related parties were as follows:

	2022	2021
	In thousands of USD
Other receivable – related party
Ya Li	$-	$419

Due to the related parties
Quanzhou School	$97	$105
Ya Li	981	-
Jinjiang School	-	1
Total	$1,078	$106

Balances due to Ya Li and Quanzhou School are the result of the normal business transactions stated above. The balance due to Ya Li comprise mainly payments made on behalf such as deferred IPO costs, whereas the balance due to Quanzhou represents amounts received in advance for services to be performed. The balances were all unsecured, non-interest bearing and payable on demand.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	2022	2021
	In thousands of USD
Payable for property purchased	$-	$1,782
Salary payable	1,021	1,110
Other	680	169
Total	$1,701	$3,061

11.	Unearned revenue

	2022	2021
	In thousands of USD
Unearned revenue	$1,146	$1,273
Total	$1,146	$1,273

Unearned revenue refers to the payment received from a customer before the Company transfers the related services in advance. Unearned revenue primarily consists of advanced payment received from customers for which the Company’s revenue recognition criteria have not been met. The unearned revenue will be recognized as revenue once the criteria for revenue recognition have been met. The unearned revenue amounted to $1,273 was totally recognized in the revenue of FY2022.

12.	Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	2022	2021
	In thousands of USD
Income tax payable	$367	$434
VAT payable	280	320
Other tax payable	411	449
Total	$1,058	$1,203

(b)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

Under the current tax laws of BVI, the Company is not subject to tax on income or capital gain. Additionally, the BVI does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the years ended December 31, 2022 and 2021, there is no preferential tax rate.

i)	The components of the income tax provision are as follows:

	2022	2021	2020
Provisions for current income tax	$2,924	$3,052	$2,589
Provisions for deferred income tax	-	-	-
Total	$2,924	$3,052	$2,589

There are no deferred tax assets due to full valuation allowance for the years ended December 31, 2022, 2021 and 2020.

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax jurisdiction	0.1%	0.1%	0.5%
Non-deductible expenses (1)	0.6%	0.6%	0.6%
Change in valuation allowance	0.8%	1.1%	2.6%
Effective income tax rate	26.5%	26.8%	28.7%

(1)	Non-deductible expenses represented meal and entertainment fees not-deductible in PRC tax returns.

iii)	Deferred tax assets

	2022	2021
Deferred tax assets:	In thousands of USD
Net accumulated loss-carry forward	$1,200	$1,400
Less: valuation allowance	(1,200)	(1,400)
Net deferred tax assets	$-	$-

Movement of valuation allowance is as follows:

	2022	2021
	In thousands of USD
Beginning balance	$1,400	$1,292
Write-off	(293)	(22)
Change of valuation allowance	93	130
Ending balance	$1,200	$1,400

As of December 31, 2022, certain subsidiaries had accumulated tax loss of approximately 4.8 million, which can be carried forward to offset future taxable income. The carryforwards period for net operating losses under the EIT Law is five years. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future.

As of December 31, 2022, part of the valuation allowance related to previous years’ tax losses has expired, which cannot be used to offset future taxable income. The Company recognized a write-off of approximately $0.29 million and $0.02 million for the year ended December 31, 2022 and 2021, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the years ended December 31, 2022, 2021 and 2020.

13.	Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands. The Company’s authorized share capital of US$50,000 is divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00004 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.00004 each. As of December 31, 2022 and 2021, 13,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary shares were issued and outstanding.  Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has ten (10) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

14.	Statutory surplus reserves

The statutory surplus reserve as determined pursuant to PRC statutory laws totaled approximately $0.79 million as of December 31, 2022 and 2021. As of December 31, 2021, the statutory reserves fund of the Company has reached 50% of the registered capital of the enterprise. No additional statutory reserve was recognized in the years ended December 31, 2022 and 2021.

15.	Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022 and 2021, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amount to $2.3 million and $2.3 million, respectively. During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals.

16.	Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2022 and 2021, approximately $22.60 million and $16.84 million were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is RMB, and its consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 9.24% in fiscal year 2022 from December 31, 2021 to December 31, 2022 and appreciated by 2.29% in fiscal year 2021 from December 31, 2020 to December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and suppliers

All revenue was derived from customers located in PRC. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company in any of the periods presented.

For the year ended December 31, 2022, Beijing Duoying Times Culture Media Co., Ltd, Guangzhou Xingjinhui Trade Co., Ltd, and Jimei university contributed approximately 26%, 20% and 18% of total purchases of the Company, respectively. For the year ended December 31, 2021, Guangzhou Xingjinhui Trade Co., Ltd, Beijing Duoying Times Culture Media Co., Ltd and Jimei university contributed approximately 29%, 26% and 17% of total purchases of the Company, respectively. For the year ended December 31, 2020, Guangzhou Xingjinhui Trade Co., Ltd, Beijing Duoying Times Culture Media Co., Ltd and one personal professional advisor contributed approximately 21%, 20% and 10% of total purchases of the Company, respectively.

17.	Commitments and contingencies

(a)	Commitments

The Company did not have any significant commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2022 and 2021, the Company is not a party to any material legal or administrative proceedings.

18.	Subsequent events

On February 6, 2023, the Company announced the closing of its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts. On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares, par value $0.00004 per Class A ordinary share. The Company became a foreign private issuer and trades under the symbol LICN.

On March 9, 2023, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bounly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of the Target. The purchase price for the Target shares will be determined after the completion of the financial due diligence. The buyer immediately pays $3 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The deposit is refundable and should be returned to the buyer if the conditions to Closing are not met.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 1, 2023, the date the consolidated financial statements were available to be issued. No other events require adjustment to or disclosure in the consolidated financial statements.