Form 20-F
period 2023-12-31
Lichen China Ltd
filed 2024-04-04
CIK 1876766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from            to

Commission file number: 001-41493

Lichen China Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

+86-592-5586999

(Address of principal executive offices)

Ya Li

+86-592-5586999

Ir@lichenzx.com

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2023.

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

LICN is a holding company with operations conducted in the PRC through its operating subsidiaries in the PRC, using RMB. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a year-end spot rate of RMB7.0827 to US$1.00 or an average rate of RMB7.0467 to US$1.00 for the fiscal year ended December 31, 2023. On December 31, 2022, the year-end spot rate and average rate for RMB were, respectively, RMB6.9646 to US$1.00 and RMB6.7261 to US$1.00. On December 31, 2021, the year-end spot rate and average rate for RMB were, respectively, RMB6.3757 to US$1.00 and RMB6.4515 to US$1.00.

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

Item 3. Key Information

OVERVIEW

Corporate Structure

The following diagram illustrates the corporate structure of Lichen China Limited and its significant subsidiaries as of the date of this annual report.

Holding Company Structure

Lichen China Limited was incorporated on April 13, 2016 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 Class A Ordinary Shares and 250,000,000 Class B Ordinary Shares, of which 18,370,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen China Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

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

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. On February 10, 2023, Lichen China Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. As of the date of this report, other than the above stated, no dividends, distributions or transfers has been made between Lichen China Limited and any of its subsidiaries. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

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

Permissions and Licenses for Our Operations in PRC

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China. As such, our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our subsidiaries have obtained the material/requisite licenses and permits from the PRC government authorities that are material for our operations in compliance with the relevant PRC laws and regulations.

Our Subsidiaries currently have, including the business license and agency bookkeeping license. The business license is a permit issued by China’s State Administration for Market Regulation that allows the company to conduct specific business within the government’s geographical jurisdiction. The agency bookkeeping license is issued by the financial department to enterprises, allowing enterprises to accept entrusted bookkeeping business. The business license and agency bookkeeping license are the only two permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. In addition, Lichen China Limited, Legend Consulting BVI and Legend Consulting HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this annual report.

In connection with our previous issuance of securities to foreign investors, as advised by our PRC counsel, Tianyuan Law Firm, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) although we are required to complete the filing procedure in connection with our offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China ("CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

Nonetheless, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our Subsidiaries inadvertently conclude that such permissions and approvals relating to the operations of our business are not required, fail to obtain and maintain such approvals, licenses or permits required for our business, or fail to respond to changes in the applicable laws, regulations, interpretations and regulatory environment, we or our subsidiaries could be subject to liabilities, monetary penalties and even operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China.”

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

As of the date of the annual report, Enrome LLP, our auditor for the fiscal year ended December 31, 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections.  TPS Thayer, our previous auditor for the fiscal years ended December 31, 2022 and 2021, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors – Risks Relating to our Corporate Structure – We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 12.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors – Risks Relating to Doing Business in China – Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 13.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors – Risks Relating to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 14.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See “Risk Factors – Risks Relating to Doing Business in China – Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 13.

●	Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors – Risks Relating to Doing Business in China – The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 15.

●	We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment. See “Risk Factors – Risks Relating to Doing Business in China – We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment” on page 26.

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors – Risks Relating to Doing Business in China – Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 18.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors – Risks Relating to Doing Business in China – We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 12.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors – Risks Relating to Doing Business in China – To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 18.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. See “Risk Factors – Risks Relating to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares” on page 19.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. See “Risk Factors – Risks Relating to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 20.

●	We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months. See “Risk Factors – Risks Relating to Doing Business in China – We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months” on page 20.

●

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our auditors, Enrome LLP for the fiscal year ended December 31, 2023 and TPS Thayer for the fiscal years ended December 31, 2022 and 2021, are based in Singapore and the U.S. respectively. Enrome LLP and TPS Thayer are both registered with PCAOB and subject to PCAOB inspections. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 24.

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors – Risks Relating to Doing Business in China – Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 26.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. See “Risk Factors – Risks Relating to Doing Business in China – There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities” on page 27.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position. See “Risk Factors – Risks Relating to Doing Business in China – Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position” on page 27.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. See “Risk Factors – Risks Relating to Doing Business in China – We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 28.

●	The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. See “Risk Factors – Risks Relating to Doing Business in China – The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” on page 30.

Risks Relating to our Class A Ordinary Shares

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors” on page 32.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” on page 32.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at attractive prices. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to sell your shares at attractive prices” on page 34.

●

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences. See “Risk Factors – Risks Relating to Our Class A Ordinary Shares – There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.” on page 36.

Risks Relating to Our Business

●	Our business, financial condition and results of operations may be continued to be affected due to the COVID-19 pandemic and other diseases or epidemic. See “Risk Factors – Risks Relating to Our Business and Operations – Our business, financial condition and results of operations may be affected due to the COVID-19 pandemic and other diseases or epidemic” on page 37.

●	We may incur impairment losses for intangible assets, which may adversely affect our results of operations. See “Risk Factors – Risks Relating to Our Business and Operations – We may incur impairment losses for intangible assets, which may adversely affect our results of operations” on page 38.

●	Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss. See “Risk Factors – Risks Relating to Our Business and Operations – Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss” on page 38.

●	Our business depends on the market recognition of our “Lichen” brand name. See “Risk Factors – Risks Relating to Our Business and Operations – Our business depends on the market recognition of our “Lichen” brand name” on page 38.

●	Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business. See “Risk Factors – Risks Relating to Our Business and Operations – Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business” on page 38.

●	Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors – Risks Relating to Our Business and Operations – Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations” on page 39.

●	Our financial and taxation solution services may attract liability. See “Risk Factors – Risks Relating to Our Business and Operations – Our financial and taxation solution services may attract liability” on page 41.

●	We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected. See “Risk Factors – Risks Relating to Our Business and Operations – We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected” on page 41.

●	We have limited insurance coverage to protect us against all risks associated with our business operations. See “Risk Factors – Risks Relating to Our Business and Operations – We have limited insurance coverage to protect us against all risks associated with our business operations” on page 42.

●	Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations. See “Risk Factors – Risks Relating to Our Business and Operations – Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations” on page 42.

Risks Relating to Our Industry

●	The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition. See “Risk Factors – Risks Relating to Our Industry – The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition” on page 43.

●	Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors – Risks Relating to Our Industry – Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations” on page 43.

●	We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected. See “Risk Factors – Risks Relating to Our Industry – We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected” on page 43.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may decide to finance our PRC subsidiaries by means of loans or capital contributions.

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

We believe the proceeds from our future offerings would be available for investments in our PRC operation after completing the registration. For example, if we decide to make loans to our PRC subsidiaries, the loan can be in an amount of up to 2 times of the net assets in the consolidated financial statement. However, we cannot assure you that we will be able to obtain relevant government registrations or approvals on a timely basis, or at all.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our offerings to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Tianyuan Law Firm, that the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of the initial public offering, given that the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation and the acquisitions of the 100% equity interests in Lichen Zixun by Legend Consulting HK is not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required in the future, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for the initial public offering or subsequent offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. There remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the above summary is subject to any new laws, regulations, and rules or detailed implementations and interpretations in any form relating to the M&A Rules.

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

We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months

The proceeds of our future offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of such offering. We may be unable to use these proceeds to grow our business in a timely manner until our PRC subsidiaries receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will have to take the following actions: (1) we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company. (2) we will remit the offering proceeds into this special foreign exchange account. (3) we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. The proceeds of our future offerings will be maintained in an interest-bearing account maintained by us in the United States, until the abovementioned approvals have been provided.

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

The U.S. Holding Foreign Companies Accountable Act, the recent joint statement by the SEC and PCAOB, and proposed rule changes submitted by Nasdaq, could result in prohibition of trading of our securities on Nasdaq or any other U.S. securities exchange.

On April 21, 2020, former SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law and subsequently amended on December 29, 2022. Under the HFCAA, if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

Enrome LLP, our auditor for the fiscal year ended December 31, 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections. TPS Thayer, our previous auditor for the fiscal years ended December 31, 2022 and 2021, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

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

As the new Cybersecurity Review Measures took effect on February 15, 2022, we believe we are not subject to the cybersecurity review by the CAC for our initial public offering and subsequent offerings, given that: (i) we are not a network platform operator holding more than one million users’ individual information; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and we will not be required to obtain any permission from the CAC. However, there remains uncertainty as to how the new Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the new Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

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

The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe that the CSRC’s approval is not required for the listing and trading of our Class A ordinary shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class A ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to sell your shares at attractive prices

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Furthermore, as a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for other investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, companies are required to file a report of management on its internal control over financial reporting, which includes a statement of management acknowledging its responsibility for establishing and maintaining adequate internal control over financial reporting; an assessment by management of the effectiveness of the company’s internal control over financial reporting; a statement identifying the framework used by the management to evaluate the effectiveness of the company’s internal control over financial reporting; and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm, until the date we are no longer an emerging growth company. our management are required to report on our internal controls over financial reporting under Section 404. We are in a continuing process of developing, establishing, and maintaining internal controls and procedures that allows our management to report on our internal controls over financial reporting.

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

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies

Upon completion of our initial public offering, we became a publicly listed company in the United States. As a publicly listed company, we are required to file annual reports with the Securities and Exchange Commission. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering and subsequent offerings. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Risks Relating to our Business

Our business, financial condition and results of operations may be continued to be affected due to the COVID-19 pandemic and other diseases or epidemic

Any occurrence of disease or epidemic may cause material disruptions to our business operations. In particular, during the occurrence of a disease or epidemic, we may not be able to deliver our services as efficiently and effectively as before such occurrence. In such event, we may not be able to conduct physical meetings with our customers or our customers may be less inclined to meet with us, and the Partnered Institutions may temporarily close their education premises or postpone or cancel scheduled talks and seminars, or our external experts may encounter difficulties hosting seminars or talks at the Partnered Institutions’ premises due to travel restrictions. As a result, we may experience disruption in our on-site expert support services provided to the Partnered Institutions. The outbreak of COVID-19 in early 2020 had temporarily disrupted our business operations, which temporarily suspended our business operations after the Chinese New Year. We resumed full operation as of February 10, 2020. Our Partnered Institutions also temporarily suspended provision of in-person trainings, seminars or talks and gradually resumed these trainings, seminars and talks in late May 2020. The overall confidence and interest of the customers or investors in the general economy in China was affected due to COVID-19, which in turn directly affected the growth and development of business companies in the market and the demand for financial and taxation solution services. Since the outbreak of COVID-19, the impact to our business was mainly on the on-site consultation services. Due to travel restrictions, our external experts could not provide on-site consultation services to our customers, we therefore modified our business model by providing remote services first and postponed or reduced part of our on-site procedures. The areas where our Partnered Institutions located were not greatly affected by the pandemic and the total number of Partnered Institutions remained stable. We do not believe that the pandemic had overall material adverse effect on our business, financial condition and results of operations. However, there is no assurance that there will be no recurrence of any outbreak of diseases such as COVID-19, Severe Acute Respiratory Syndrome (SARS), Middle East Respiratory Syndrome Coronavirus (MERS-CoV) or any other contagious disease or epidemic in major cities or provinces in China in which we conduct business. Any occurrence of disease or epidemic in the future could have a material and adverse effect on our business, financial condition and results of operations.

We may incur impairment losses for intangible assets, which may adversely affect our results of operations

As reported in our consolidated financial statements for the years ended December 31, 2023 and 2022, our intangible assets amounted to approximately $6.03 million and $4.52 million as of December 31, 2023 and 2022, respectively. Intangible assets are tested for impairment whenever there is indication that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of our intangible assets exceeds their recoverable amount. The process of assessment is uncertain and complex and requires judgments in relation to such events or changes in circumstances. If our intangible assets are determined to be impaired in the future, we would be required to write down the carrying value by recognized impairment loss for our intangible assets in our consolidated financial statements during the period in which the relevant intangible assets are determined to be impaired, which may in turn adversely affect our results of operations.

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

Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business

Our revenue was mainly derived from financial and taxation solution services projects which are non-recurring in nature. For the  years ended December 31, 2023, 2022, and 2021, revenue generated from our financial and taxation solution services amounted to approximately $31.77 million, $26.28 million, $26.49 million, representing approximately 79.91%, 77.73%, and 77.24% of our total revenue, respectively. Our customers are not obliged to renew such agreements with us should their business no longer requires our services. Further, the fees for our financial and taxation solution services are primarily based on, amongst others, the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or raise the level of our fees we charge our customers in the future, or even if we are able to maintain or raise such fees, we cannot assure you that we will be able to attract prospective customers to engage us for the relevant financial and taxation solution services at such increased fee rates. There is no guarantee that with our continued efforts, we will be able to secure new businesses from recurring customers effectively or at all at the same level of fees we charged. Accordingly, the number and scale of agreements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume and size and scale of future business.

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

We may not be successful in developing and enhancing our teaching and learning materials provided to the Partnered Institutions or our self-developed software to keep abreast with the latest developments in the relevant laws and regulations in the PRC and technological changes

The laws and regulations in relation to the financial and taxation sectors are constantly evolving in the PRC. For example, since January 2012, China has begun the pilot program to replace the business tax with value-added tax in several provinces and the reform was officially implemented nationwide in May 2016. In 2016, the new tax management system of “Golden Tax System Phase III” was established in China. In 2018, the National People’s Congress and Chinese People’s Political Consultative Conference launch the institutional reform of the state council, which points out that the reform of the tax collection and management system, and the combination of provincial and provincial level and local taxation institutions. In addition, with the issuance of the Accounting Standard for Small Enterprises in 2011 and the Opinions of the State Council on Supporting the Sound Development of Micro and Small Enterprises in 2014, the PRC government established a standard to regulate the accounting measurement and now encourages micro and small enterprises to seek professional financial and taxation solution advice and services. We currently rely on our R&D department to improve our teaching and learning materials provided to the Partnered Institutions. We are responsible for conducting studies into the trending topics in relation to the financial and taxation solution sector. With respect to our self-developed software, the introduction of new technology and emergence of new industry standards may render our self-developed software obsolete and uncompetitive. For the years ended  December 31, 2023, 2022, and 2021, we incurred R&D expenses of approximately $1.19 million, $1.06 million, and $1.08 million, respectively. We expect to continue to invest in our human and capital resources to ensure our teaching and learning materials, as well as our self-developed software, reflect the latest developments and changing customer needs. If we fail to develop and enhance our teaching and learning materials provided to the Partnered Institutions so as to keep up with and reflect the latest financial and taxation developments in the PRC, or to introduce updated versions of our existing self-developed software or introduce new software, our brand reputation and relationship among our customers and with the Partnered Institutions may be materially affected, thus our results of operations, financial condition and prospects may be materially and adversely affected.

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

For the years  ended December 31, 2023 and 2022, our average trade receivables turnover days were approximately 36.8 days and 40.4 days, respectively, which were largely in line with our general credit period of 30 days. There can be no assurance that progress payments will be timely paid to us and in full in accordance with the progress payment schedules. Should we fail to receive progress payments from our customers for our work performed under the financial and taxation solution projects, our business, financial condition and results of operations may be materially and adversely affected.

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

We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected

Our business strategies are intended to be accomplished by implementing various future business plans. We intend to allocate our net proceeds from our future offerings to establish representative offices in Beijing City and Chengdu City, recruit additional staff to support our business expansion, acquire other companies engaging in provision of financial and taxation solution services in the PRC, strengthen our R&D capabilities and expand the self-developed software offered by our Subsidiaries, and further improve our “Lichen” brand recognition through multi-channel marketing. There is no assurance that our business plans will materialize in accordance with the plan as set out in “Use of Proceeds” in this annual report, or at all, or that our business strategies will be fully or partially accomplished. In the event that we fail to accomplish our business plans or to do so in a timely manner, we may not be able to achieve our planned future business growth and our results of operations may be materially and adversely affected.

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

Risks Relating to Our Industry

The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition

The operations of our Subsidiaries are labor-intensive and our Subsidiaries relies on a stable supply of financial and taxation personnel and practitioners and R&D personnel in the PRC, in particular, our internal consultants and software R&D staff. As of the date of this annual report, we have not experienced any shortage of staff in the PRC. For the years ended December 31, 2023, 2022, and 2021, the staff costs under cost of revenues were approximately $11.41million, $10.52 million, and $11.08 million, respectively. The average annual wage of employees in the financial and software industry in the PRC has been increasing in recent years and may continue to increase in future. If we are unable to identify and employ other appropriate means to reduce our staff costs, or pass such increase in our staff costs to our customers, the results of our operations, profitability and financial condition may be adversely affected.

Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations

All of our revenue during the years ended December 31, 2023, 2022, and 2021 was generated in the PRC. According to Frost & Sullivan, the growing number of enterprises and rapid development of small and medium-sized enterprises in the PRC lead to the demand for quality financial and taxation solution services. In addition, amongst other factors, the increased awareness of business enterprises in the PRC to compliance requirements with respect to financial and taxation laws and accounting standards, the inclination to improve their financial taxation or internal control systems to improve their cost efficiency, financial management model and productivity in an increasingly competitive business environment, the increasingly common use of artificial intelligence and big data to devise efficient financial and taxation management models and solutions, and the difficulties for small and medium-sized enterprises to attract or recruit experienced financial and taxation personnel, as such enterprises may not be able to offer competitive remuneration package, have also driven demands for financial and taxation solution services.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Lichen China Limited was incorporated on April 13, 2016 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 Class A Ordinary Shares and 250,000,000 Class B Ordinary Shares, of which 18,370,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen China Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

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

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. On February 10, 2023, Lichen China Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. As of the date of this report, other than the above stated, no dividends, distributions or transfers has been made between Lichen China Limited and any of its subsidiaries. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

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

Permissions and Licenses for Our Operations in PRC

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China. As such, our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our subsidiaries have obtained the material/requisite licenses and permits from the PRC government authorities that are material for our operations in compliance with the relevant PRC laws and regulations.

Our Subsidiaries currently have, including the business license and agency bookkeeping license. The business license is a permit issued by China’s State Administration for Market Regulation that allows the company to conduct specific business within the government’s geographical jurisdiction. The agency bookkeeping license is issued by the financial department to enterprises, allowing enterprises to accept entrusted bookkeeping business. The business license and agency bookkeeping license are the only two permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. In addition, Lichen China Limited, Legend Consulting BVI and Legend Consulting HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this annual report.

In connection with our previous issuance of securities to foreign investors, as advised by our PRC counsel, Tianyuan Law Firm, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) although we are required to complete the filing procedure in connection with our offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China ("CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

Nonetheless, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our Subsidiaries inadvertently conclude that such permissions and approvals relating to the operations of our business are not required, fail to obtain and maintain such approvals, licenses or permits required for our business, or fail to respond to changes in the applicable laws, regulations, interpretations and regulatory environment, we or our subsidiaries could be subject to liabilities, monetary penalties and even operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China.”

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

As of the date of the annual report, Enrome LLP, our auditor for the fiscal year ended December 31, 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections. TPS Thayer, our previous auditor for the fiscal years ended December 31, 2022 and 2021, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

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

Corporate Information

Our principal executive office is located 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013. The telephone number of our principal executive offices is +86-592-5586999. Our registered office provider in Cayman Islands is Ocorian Trust (Cayman) Limited. Our registered office in Cayman Islands is at Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd St 18th Fl, New York, NY 10168.   We maintain a corporate website at http://www.lichenzx.com. We do not incorporate the information on our website into this report and you should not consider any information on, or that can be accessed through, our website as part of this report.

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

In recognition of our expertise and experience earned from over 18 years in the financial and taxation solution services industry, we have built up our reputation as a financial and taxation solution services provider of professional services in the PRC. From 2012 to 2023, we were recognized as one of the Top 50 Providers of Management Consulting Services in China for twelve consecutive years by the China Enterprise Confederation Management Advisory Committee.

Our Partnered Institutions, located in 11 provinces or municipalities and 20 cities in the PRC, are education services providers which mainly engage in the organization of various seminars, talks and training courses to entrepreneurs, senior executives, as well as financial and taxation executives. Through our business relationships with these Partnered Institutions, we are able to, on the one hand, provide our education support services to them and, on the other hand, by leveraging their business networks and their geographical coverage, promote our brand name and services to the participants of these seminars, talks and courses organized by them.

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

The areas, contents and intended benefits of our financial and taxation related management consultation services are set out below:

Area of Services		Contents of Services	Intended benefits for customers
Cost management	●	Formulation of:	Assist our customers in improving workflow and systems to provide practical cost control solutions to achieve cost savings and improve profits
	—	Procurement policy (including procurement procedures, suppliers management and contract management)
	—	Payment policy (including credit assessment and credit policy)
	—	Inventory management policy (including inventory accounting and optimal inventory management)
	—	Production management (including control on raw materials, direct labor cost management and manufacturing expense management)

Financial risks management	●	Formulation of financial risk management procedures (including risk identification, risk measurement and risk control)	Assist our customers in identifying financial risks involved in business operation, provide practical solutions to rationalize customers’ financial conditions to analyze current financial risks and avoid future financial risks
	●	Assist customers in setting out a financial budget and formulating a capital plan
	●	Setting up financial risk warning system and crisis management system

Computerized financial information system	●	Selection of financial management software and servers	Assist our customers in transforming their manual financial information management system to a computerized system, to reduce human resource costs, increase data timeliness and accuracy and improve financial management efficiency and effectiveness
	●	Design of integration of business and financial processes
	●	Formulation of system standardization and financial accounting standardization
	●	Initial design of computerization works
	●	Operational tracking and improvement of computerization

Financial management system optimization	●	Formulation of cash budgets and plans	Assist clients in strengthening financial management concepts and financial management methods, developing financial analysis tools and evaluation systems to standardize financial management objectives, thereby improving corporate management efficiency and supporting corporate development strategies
	●	Establishment of comprehensive budget management
	●	Improvement of internal control system
	●	Development of finance team
	●	Formulation of financial analysis and financial evaluation system

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

The areas, contents and intended benefits of our internal control management consultation services are set forth below:

Area of Services		Contents of Services	Intended benefits for customers
Establishment of an internal control management system	●	Improvement of internal control environment	Assist our customers in establishing or enhancing internal control management systems to monitor procedures, improve business efficiency, increase financial reliability and integrity and ensure compliance with relevant rules and regulations
	●	Establishment of internal control system and process
	●	Optimization and improvement of control procedures
	●	Formulation of internal control manual

Establishment of an internal audit system	●	Adjustment of the organizational structure and enhancement of the authority of the internal audit unit	Assist our customers in establishing or enhancing an internal audit system to identify and rectify operational or financial weaknesses and improve overall business efficiency and performance, in order to achieve effective control of risks through internal audit
	●	Improvement of the independence of internal audit unit and internal auditors
	●	Building up of the internal audit unit and team
	●	Improvement of internal audit system through information technology tools
	●	Establishment of internal audit system

Establishment of accounting system	●	Establishment of organizational structure and division of work responsibilities	Assist our customers in establishing or enhancing the accounting systems to sort out and systemize accounting policies and procedures, strengthening the effectiveness and accuracy of accounting and practicality of financial reports and analysis
	●	Standardization of business process
	●	Standardization of accounting process

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

Education Support Services

Our education support services are mainly provided to our Partnered Institutions. As of the date of this annual report, we collaborate with 23 Partnered Institutions in 11 provinces or municipalities and 20 cities in the PRC. The Partnered Institutions are education services providers which mainly engage in organization of various seminars, talks and training courses to entrepreneurs, senior executives, and financial and taxation executives, etc. From the personal and business networks of our management, as well as our marketing initiatives (being our talks, seminars hosted by the Partnered Institutions and the website shared by the Partnered Institutions), potential customers who wish to set up education institutions may approach us and initiate discussions with us, with an aim to becoming our Partnered Institutions.

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

Cooperation with our Partnered Institutions

We believe that by leveraging the business relationships with our Partnered Institutions in the past eight years, as well as the expertise and experience that we have established in the financial and taxation solution services market over the years, we have built a unique business model and have generated synergies amongst the services that we provide as evidenced by the growth of our business.

For the years ended December 31, 2023, 2022, and 2021, the total revenue from our education support services was approximately $3.73 million, $4.41 million, and $4.64 million, representing approximately 9.38%, 13.04%, and 13.52%, respectively, of our total revenues for the same periods.

It is a key and crucial element of our Subsidiaries’ business model and marketing strategy to cooperate with the Partnered Institutions, which has created an important source of referrals for our Subsidiaries’ financial and taxation solution services. For the years ended December 31, 2023, 2022, and 2021, 167, 154, and 155 financial and taxation solution projects, respectively, were obtained from the referrals made by our Partnered Institutions, representing approximately 38.22%, 38.79%, and 38.60%, respectively, of the total number of financial and taxation solution projects and approximately 53.82%, 50.67%, and 48.60%, respectively, of the revenue of financial and taxation solution services during the same periods.

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

As of the date of this annual report, we have agreements with 23 Partnered Institutions, including Jinjiang Xingminqi Accounting Vocational Training School and Quanzhou City Lichen Accounting Vocational Training School, which are controlled by Ya Li, our CEO, and the rest of them are unrelated third parties. Set out below are the principal terms of the Partnership Agreement:

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

For the years ended December 31, 2023, 2022, and 2021, sales to our five largest customers amounted to approximately $1.81 million, $2.05 million, and $2.03 million, representing approximately 4.56%, 6.07%, and 5.90%, respectively, of our total revenue. As of the date of this annual report, we have no customer that accounts for more than 10% of our revenue.

Suppliers

Our suppliers primarily consist of the external experts, education and office materials providers, including education materials and textbooks, software developers and technology vendors, and a media company in the PRC. For the years ended December 31, 2023, 2022, and 2021, purchases from our five largest suppliers amounted to approximately $2.09 million, $1.92 million, and $2.07 million, which accounted for approximately 89.5%, 76.59%, and 84.30%, respectively, of our total purchases.

Research and Development

We place strong emphasis on the R&D of our services. In order to maintain our market position and to further expand market share in our services, it is paramount to continuously keep ourselves up-to-date with the latest market demand and trends and develop services, in our efforts to surpass the services offered by our competitors in terms of quality and practicality. For the years ended December 31, 2023, 2022, and 2021, we incurred R&D expenses of approximately $1.19 million, $1.06 million, and $1.08 million, respectively. Our R&D department is responsible for the development of teaching and learning materials on new topics for our Partnered Institutions, financial and taxation training software, and financial and taxation analysis software. As of the date of this annual report, all of the staff of our R&D department possess a tertiary education diploma or undergraduate degree.

Our R&D department is responsible for developing, updating and improving our software products for educational purposes and business and commercial use. As of the date of this annual report, we had 18 software technicians, with an average working experience of more than 16 years. All of them possessed a bachelor’s degree or master’s degree. The software R&D team identifies the needs of the market by obtaining feedback from our Partnered Institutions, receiving first-hand information on market needs, industry trends and practical experiences from our internal consultants and external experts through their interaction and exchanges with enterprise clients during their provision of financial and taxation solution services, observing offerings by our competitors and through internal discussion. Once a market need is identified, the software R&D team will conduct feasibility studies to assess the market demand and design detailed specifications on functions and performance.

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

Regulations on Dividend Distribution

Under our current corporate structure, the Company may rely on dividend payments from Lichen Education and Lichen Zixun, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year as a statutory reserve fund, if any, to fund the reserve fund until the statutory reserves fund has reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of wholly foreign-owned enterprises may be distributed to the shareholders. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of December 31, 2023 and 2022. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million and $0.79 million as of December 31, 2023 and 2022.

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

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of all of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Legend Consulting Limited (BVI)	British Virgin Islands	December 20, 2013
Legend Consulting Limited (HK)	Hong Kong SAR	January 8, 2014
Fujian Lichen Management Consulting Limited (PRC)	People’s Republic of China	April 14, 2004
Xiamen Lichen Education Service Limited (PRC)	People’s Republic of China	July 30, 2014
Lichen Holding Singapore Pte. Ltd.	Singapore	December 28, 2023

The following diagram illustrates the corporate structure of Lichen China Limited and its significant subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Real property

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to our operating subsidiaries in PRC.

Location	Description and tenure	Use of property	Approximate Gross Floor Area (sq.m.)

Office Premises in Xiamen and Six Car parking Spaces in the Basement (Units 13A, 13B, 13C, Level 13, No. 10 Hubin Bei Road, Siming District, Xiamen City, Fujian Province, PRC)	The property is subject to a right to use the land for a term until December 1, 2044 for office purposes.	Office	1,715.87

Office Premises in Shanghai (Level 28 of Zhongyi Building No. 1040 Caoyang Road Putuo District Shanghai City, PRC)	The property is subject to a right to use the land for a maximum term of 50 years for composite purpose.	Office	1,156.29

Office Premises in Xiamen (Room 202, Taishan Pavilion, Wuyi Garden, No.2 Yundang Road, Siming District)	The property is subject to a right to use the land for a term until March 1, 2065 for office purposes.	Office	120.44

Leased property

Lichen Zixun leased the following property in the PRC:

Location	Term	Use of property	Rent	Termination

Broadcasting studio in Beijing (LG1, Left Bank Community, 68 North Fourth Ring West Road, Haidian District, Beijing City, PRC)	April 1, 2022 to March 31, 2025	Broadcasting studio	RMB $650,000 per year	Either party may terminate this Agreement with thirty days prior written notice to the other party. Lichen Zixun may renew the lease with two-month’s written notice prior to the end of the lease. We intend to renew as of the date of this annual report.

Intellectual Property

Our “Lichen” brand is an important element of our business. The registered trademarks and copyrights in the PRC, and the domains are as follows:

Trademarks

Registrant	Trademark	Application Code	Category	Application Area

Lichen Zixun		14288203	35	Advertisement, business operations, business management, office management

Lichen Zixun		14288204	36	Financial evaluation, real estate evaluation, capital investment

Lichen Zixun		14288205	41	School, boarding school, training, coaching

Lichen Zixun		24220583	41	School, boarding school, training, coaching

Lichen Zixun	65114101	38	Network broadcasting, information transfer, video conferencing service

Lichen Zixun	65114094	42	Computer software maintenance, Software as a Service (SaaS), packaging design services

Lichen Zixun	65170613	9	Computer, data processing, communication and transmission

Copyrights

Registrant	Copyright	Registration No.	Registration Date

Lichen Education	Enterprise Financial Intelligence Analysis System V1.0	2020SR0515804	May 26, 2020

Lichen Education	Lichen Education Land Tax Declaration Simulation System V1.0	2015SR250983	December 9, 2015

Lichen Education	Lichen Education Government Tax Declaration Simulation System V1.0	2015SR251364	December 9, 2015

Lichen Education	Lichen Education Value-added Tax Billing Simulation System V1.0	2015SR250218	December 8, 2015

Lichen Education	Lichen Education Examination Simulation System V1.0	2015SR250978	December 9, 2015

Lichen Education	Lichen Education Accounting Practice System V1.0	2015SR252772	December 10, 2015

Lichen Education	Lichen Education Internet School System V1.0	2015SR250018	December 8, 2015

Lichen Education	Lichen Education Academic Affairs Management System V1.0	2016SR086921	April 26, 2016

Domains

Registrant	Domain name	Expiration Date

Lichen Education	xmqcw.com.cn	May 16, 2023

Lichen Education	lichenjy.com	October 18, 2023

Lichen Education	lichenkj.com	January 14, 2024

Lichen Education	lichenzx.com	October 24, 2023

Lichen Education	lichenjyfz.com	January 4, 2024

Lichen Education	kj2008.com	September 2, 2023

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

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, according to the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional and high-quality services in China for over 19 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in the PRC under our “Lichen” brand. With over 19 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

In recognition of our expertise and experience earned from over 19 years in the financial and taxation solution services industry, we have built up our reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in the PRC. From 2012 to 2023, we had been recognized as one of the Top 50 Providers of Management Consulting Services in China for twelve consecutive years by the China Enterprise Confederation Management Advisory Committee.

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

Key Components of Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

The following table summarizes the consolidated results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	December 31, 2023		December 31, 2022
Statement of Operations Data:	Amount	As % of Revenues	Amount	As % of Revenues	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenue	$39,759	100.00%	$33,805	100.00%	$5,954	17.61%
Cost of revenues	(15,439)	(38.83)%	(13,613)	(40.27)%	(1,826)	13.41%
Gross profit	24,320	61.17%	20,192	59.73%	4,128	20.44%
Operating expenses
Selling and marketing	(3,124)	(7.86)%	(2,111)	(6.24)%	(1,013)	47.99%
General and administrative	(8,937)	(22.48)%	(7,433)	(21.99)%	(1,504)	20.23%
Total operating expenses	(12,061)	(30.34)%	(9,544)	(28.23)%	(2,517)	26.37%
Income from operations	12,259	30.83%	10,648	31.50%	1,611	15.13%
Other (expenses) income
Interest income	38	0.10%	60	0.18%	(22)	(36.67)%
Other (expense) income, net	(709)	(1.78)%	34	0.10%	(743)	(2,185.29)%
Income before income taxes	11,588	29.15%	10,742	31.78%	846	7.88%
Provision for income taxes	(3,250)	(8.17)%	(2,924)	(8.65)%	(326)	11.15%
Net income	$8,338	20.97%	$7,818	23.13%	$520	6.65%

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services and software and maintenance services. Our total revenue was approximately $39.76 million for the year ended December 31, 2023, compared to approximately $33.81 million for the year ended December 31, 2022, an increase of approximately $5.95 million, or 17.61%. Such increase was due to an approximately $5.49 million increase in revenue from financial and taxation solution services, an approximately $0.68 million decrease in revenue from our education support services, and an approximately $1.14 million increase in revenue from our software and maintenance services, which we began providing in the year ended December 31, 2019.

Revenue from financial and taxation solution services amounted to approximately $31.77 million, or 79.91% of total revenue, for the year ended December 31, 2023, increased by $5.49 million, or 20.91%, from approximately $26.28 million for the year ended December 31, 2022. Such increase was mainly due to continuous expansion of the branding and business that brought new clients and orders. Since the Company has listed in February 2023, the quantity of the customers increased by 30 from 397, or 7.56% for the year ended December 31, 2022 to 427 for the year ended December 31, 2023.

Revenue from education support services decreased by $0.68 million, or 15.40%, from approximately $4.41 million or 13.04% of total revenue, for the year ended December 31, 2022, to approximately $3.73 million, or 9.38 % of total revenue for the year ended December 31, 2023. Such decrease was primarily due to its strategic focus on financial and taxation solution business shifted from education support this year.

Our operations for software and maintenance services began in March 2019. Revenue from this business amounted to approximately $4.26 million, or 10.71% of total revenue, for the year ended December 31, 2023, increased by $1.14 million, or 36.53%, from approximately $3.12 million for the year ended December 31, 2022. The main reason is because we have a good reputation in the software market and has developed its promotion of software sales business, which resulted in an increase in customer base and software sales revenue.

Cost of revenue

Our cost of revenue includes employee salaries, registration fees paid to our Partner Institutions and amortization of software in software sales. Our cost of revenue increased by $1.83 million, or 13.41%, to approximately $15.44 million for the year ended December 31, 2023, from approximately $13.61 million for the year ended December 31, 2022. Such increase was in line with our increased revenue.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses increased by $1.01 million, or 47.99%, to approximately $3.12 million for the year ended December 31, 2023, from approximately $2.11 million for the year ended December 31, 2022. Such increase was primarily due to the strengthened multi-channel promotion of the company. As a percentage of revenue, selling and marketing expenses increased to 7.86% for the year ended December 31, 2023, from 6.24% for the year ended December 31, 2022.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, depreciation of property and equipment and amortization of intangible assets. Our general and administrative expenses increased by $1.50 million, or 20.23%, to approximately $8.94 million for the year ended December 31, 2023, from approximately $7.43 million for the year ended December 31, 2022. As a percentage of revenue, general and administrative expenses increased to 22.48% for the year ended December 31, 2023, from 21.99% for the year ended December 31, 2022.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $12.26 million for year ended December 31, 2023, compared $10.65 million for the year ended December 31, 2022.

Total other income (expense)

We had approximately $0.67 million in total other expense for the year ended December 31, 2023, as compared to approximately $0.09 million in total other income for the year ended December 31, 2022. Total other income (expenses) for the year ended December 31, 2023 consisted of other expense, net, in the amount of approximately $0.71 million and interest income in the amount of approximately $0.03 million. Total other income (expenses) for the year ended December 31, 2022 consisted of other income, net, in the amount of approximately $0.03 million and interest income in the amount of approximately $0.06 million.

Provision for income tax

We recorded income tax expenses of approximately $3.25 million for the year ended December 31, 2023, as compared to approximately $2.92 million for the year ended December 31, 2022; an increase of approximately $0.33 million, or 11.15%. The increase in the income tax expense mainly resulted from the increase in our revenue.

Net income

As a result of the cumulative effect of the factors described above, our net income increased by approximately $0.52 million, or 6.65%, to approximately $8.34 million for the year ended December 31, 2023, from approximately $7.82 million for the year ended December 31, 2022.

5.B. Liquidity and Capital Resources.

Cash Flow Summary

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Years Ended December 31,
	2023	2022
Net cash provided by operating activities	$557	$10,766
Net cash used in investing activities	(9,865)	(2,842)
Net cash provided by (used in) financing activities	14,098	(327)
Effects of exchange rate changes on cash	(1,533)	(1,843)
Net increase in cash	3,257	5,754
Cash, beginning of year	22,599	16,845
Cash, end of year	$25,856	$22,599

Operating Activities:

Net cash provided by operating activities was approximately $0.56 million for the year ended December 31, 2023, as compared to approximately $10.77 million for the year ended December 31, 2022. For the year ended December 31, 2023, net cash provided by operating activities was mainly resulted from the net income of $8.34 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $3.00 million and the deferred IPO costs in the amount of approximately $1.10 million offset by the accounts receivable in the amount of $0.98 million, prepayments and other current assets in the amount of $9.70 million and the due to the related parties in the amount of approximately $1.07 million. Net cash provided by operating activities was approximately $10.77 million for the year ended December 31, 2022, as compared to approximately $7.30 million for the year ended December 31, 2021. For the year ended December 31, 2022, net cash provided by operating activities was mainly resulted from the net income of $7.82 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $2.73 million and the due to the related parties in the amount of approximately $1.02 million, offset by the deferred IPO costs in the amount of approximately $1.10 million and the prepayments and other current assets in the amount of approximately $0.71 million.

Investing Activities

Net cash used in investing activities was approximately $9.87 million for the year ended December 31, 2023, as compared to approximately $2.84 million in net cash used in investing activities for the year ended December 2022. Net cash provided in investing activities for the year ended December 31, 2023 was mainly resulted from the purchases of property and equipment, net in the amount of approximately $2.06 million, purchase of intangible assets in the amount of approximately $3.20 million and the deposit of Haicang property in the amount of $4.60 million, while net cash used in investing activities was approximately $2.84 million for the year ended December 31, 2022, as compared to approximately $0.56 million in net cash provided by investing activities for the year ended December 2021. Net cash provided in investing activities for the year ended December 31, 2022 was mainly resulted from the purchases of property and equipment, net in the amount of approximately $1.95 million and purchase of intangible assets in the amount of approximately $0.89 million.

Financing Activities:

Net cash provided by financing activities was approximately $14.10 million for the year ended December 31, 2023 consisted entirely of the proceeds of IPO in the amount of approximately $14.10 million. Net cash used in financing activities was approximately $0.33 million for the year ended December 31, 2022 consisted entirely of repayments on short-term loans in the amount of approximately $0.33 million.

Accounts Receivable and Unbilled receivable

Accounts receivable represents our right to consideration in exchange for goods and services that we have transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, we evaluate individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Our management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no allowance for accounts receivable set up by us as of December 31, 2023 and 2022, respectively.

The aging of all accounts receivable balance is within one year as of December 31, 2023.

Unbilled receivable represents the Company’s right to consideration in exchange for goods and service, which is the percentage of completion of revenue recognized in excess of accounts receivable.

Capital Expenditures

We made capital expenditures of approximately $9.87 million and approximately $2.84 million for the years ended December 31, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchasing the office located in Shanghai for our operation and the development for our software. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

Off-Balance Sheet Commitments and Arrangements

On March 12, 2024, the Company issued an aggregate of 870,000 Class A ordinary shares of the Company to certain employees and consultant for their services with par value of $0.00004 per share.

We did not have any other off-balance sheet commitments or arrangements as of December 31, 2023.

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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

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

Disaggregated information of revenues by services:

	For the years ended December 31,
	2023	2022	2021
Financial and taxation solution services	$31,772	$26,278	$26,491
Education support services	3,730	4,409	4,635
Software and maintenance services	4,257	3,118	3,169
Revenue	$39,759	$33,805	$34,295

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

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2023, 2022 and 2021, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2023, 2022 and 2021, the advertising expenses amounted to approximately $2.37 million, $1.43 million and $1.35 million, respectively.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2023, 2022 and 2021.

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

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and due to the related parties, approximate their recorded values due to their short-term maturities as of December 31, 2023 and 2022.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ya Li	44	Chief Executive Officer, Chairman of the Board, and Director
Zhixiang Fang	51	Chief Financial Officer
Yi Deng	43	Director
Zhihuang Deng (1)(2)(3)	54	Independent Director
Lourdes Felix (1)(2)(3)	56	Independent Director
Kipton Cariaga (1)(2)(3)	36	Independent Director
Robert Bodenstein (1)(2)(3)	61	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Robert Bodenstein, Independent Director

Mr. Robert Bodenstein has over 40 years of experience in business consulting and marketing consulting, specializing in providing management consulting services, developing business development strategies, business evaluation, and information technology (IT) and strategic management of sustainability. He was the co-founder in two IT start-ups and has served as a member of the board in various funding organizations. Besides, he has delivered projects in Europe, Middle East, and Asia. He has previously worked with clients in different industries such as tourism, trade, and IT, and international companies of different sizes. Mr. Bodenstein received his MBA Degree in General Management from the Joseph-Schumpeter Institut Wels, School of Applied Studies. He is a Certified Management Consultant (CMC).

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB4,946,072 (approximately US$701,895), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2022, we paid an aggregate of RMB2,786,641 (approximately US$414,304), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2021, we paid an aggregate of RMB2,787,291 (approximately US$432,312), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors.

Share Incentive Plan

In September 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 3,000,000 Class A ordinary shares. As of the date of this annual report, 870,000 Class A ordinary shares have been granted and outstanding, of which 310,000 shares are granted to certain of our management members and directors.

The following paragraphs summarize the terms of the 2023 Incentive Plan.

Types of Awards. The 2023 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2023 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2023 Incentive Plan after ten years from the date the 2023 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

The following table summarizes, as of the date of this annual report, the number of outstanding awards granted under the 2023 Incentive Plan to our directors and executive officers.

Name	Number of Shares Granted		Date of Grant
Ya Li, Chief Executive Officer, Chairman of the Board, and Director	100,000	*	March 12, 2024
Zhixiang Fang, Chief Financial Officer	100,000	*	March 12, 2024
Yi Deng, Director	100,000	*	March 12, 2024
Zhihuang Deng, Independent Director	5,000	*	March 12, 2024
Lourdes Felix, Independent Director	2,500	*	March 12, 2024
Kipton Cariaga, Independent Director	2,500	*	March 12, 2024

Note: * Less than 1% of our total outstanding shares.

Clawback Policy adopted by the Board

On November 30, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our Board of Directors consists of six (6) directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

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

Audit Committee. Our Audit Committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, Mr. Robert Bodenstein, and Mr. Kipton Cariaga. Ms. Lourdes Felix serves as the chair of our audit committee. We have determined that these four individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Lourdes Felix qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment;

●	Re-appoint and remove of the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, Mr. Robert Bodenstein, and Mr. Kipton Cariaga. Mr. Zhihuang Deng serves as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee. Our nominating committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, Mr. Robert Bodenstein, and Mr. Kipton Cariaga. Mr. Kipton Cariaga serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

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

Board Diversity

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

As of the date of this annual report, we have 406 employees. All of our employees are located in the PRC.

The following table sets out the number of our employees, excluding external experts, categorized by functions as of the date of this annual report:

Function	Number of Employees
Management	11
Finance	9
Research and Development	49
Human Resource Administration	7
Operating Center	62
Quality Control Center	14
Consultation Service Center	254
Total	406

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

The calculations in the table below are based on 18,370,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares will be entitled to one (1) vote per share. Holders of Class B Ordinary Shares will be entitled to ten (10) votes per share.  Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Ya Li (3)	100,000	*	9,000,000	100%	83.14%
Zhixiang Fang	100,000	*	-	-	-
Yi Deng	100,000	*	-	-	-
Zhihuang Deng	5,000	*	-	-	-
Lourdes Felix	2,500	*	-	-	-
Kipton Cariaga	2,500	*	-	-	-
Robert Bodenstein	-	-	-	-	-
All executive officers and directors as a group (7 persons)	310,000	1.69%	9,000,000	100%	83.34%

5% or Greater Shareholders
Silver Sky Investment Limited (3)	-	-	9,000,000	100%	83.05%
Sensation Corporate Service Co., Limited (4)	1,350,000	7.35%	-	-	1.25%
China EC Investment (Hong Kong) Limited (5)	1,125,000	6.12%	-	-	1.04%
Dong Chang Ventures Limited (6)	1,125,000	6.12%	-	-	1.04%
Chunyan Wei	1,012,500	5.51%	-	-	0.93%

*	< 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)

Calculation based on 18,370,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Share are entitled to one (1) vote per share. Holders of Class B Ordinary Shares are entitled to ten (10) votes per share.

(3)	Ya Li is deemed to beneficially own 9,000,000 Class B Ordinary Shares through Silver Sky Investment Limited, a British Virgin Islands company holding 9,000,000 shares of our Class B Ordinary Shares. Ya Li has the sole voting and dispositive power of all the shares held by Silver Sky Investment Limited.

(4)	Wenjuan Chen is deemed to beneficially own 1,350,000 Class A Ordinary Shares through Sensation Corporate Service Co., Limited, a Hong Kong company holding 1,350,000 shares of our Class A Ordinary Shares. Wenjuan Chen has the sole voting and dispositive power of all the shares held by Sensation Corporate Service Co., Limited.

(5)	Yinong Wu is deemed to beneficially own 1,125,000 Class A Ordinary Shares through China EC Investment (Hong Kong) Limited, a Hong Kong company holding 1,125,000 shares of our Class A Ordinary Shares. Yinong Wu has the sole voting and dispositive power of all the shares held by China EC Investment (Hong Kong) Limited.

(6)	Weinan Shi is deemed to beneficially own 1,125,000 Class A Ordinary Shares through Dong Chang Ventures Limited, a British Virgin Islands company holding 1,125,000 shares of our Class A Ordinary Shares. Weinan Shi has the sole voting and dispositive power of all the shares held by Dong Chang Ventures Limited.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2023.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023, 2022 and 2021:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	2023	2022	2021
Provision of marketing, operation and technical support services to Jinjiang School	$48	$67	$70
Provision of marketing, operation and technical support services to Quanzhou School	60	126	132
Processing of academic education applications to Jinjiang School	101	183	90
Processing of academic education applications to Quanzhou School	107	234	113
Sales of teaching and learning materials to Jinjiang School	74	71	70
Sales of teaching and learning materials to Quanzhou School	49	62	66
Online training to Jinjiang School	28	37	24
Online training to Quanzhou School	16	35	23
Total revenues – related parties	$483	$815	$588

ii)	Significant balances with related parties were as follows:

	2023	2022
	In thousands of USD
Due to the related parties
Quanzhou School	$-	$97
Ya Li	-	981
Total	$-	$1,078

Balances due to Quanzhou school and Ya Li are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand

Item 8. Financial Information

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

Based upon our income and assets and the value of our Class A Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2023 and 2022, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and 2022 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering and subsequent offerings. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A Ordinary Shares.

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

As of the date of this annual report, we used US$10.27 million of the net proceeds received from our initial public offering for internal investment, deposit for potential acquisition, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Zhihuang Deng, Ms. Lourdes Felix, Mr. Robert Bodenstein, and Mr. Kipton Cariaga and is chaired by Ms. Lourdes Felix. Mr. Zhihuang Deng, Ms. Lourdes Felix, Mr. Robert Bodenstein, and Mr. Kipton Cariaga each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Lourdes Felix qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended December 31, 2023. Audit services provided by Enrome LLP for fiscal year ended December 31, 2023 included the examination of the consolidated financial statements of the Company. TPS Thayer, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022 and 2021. Audit services provided by TPS Thayer, LLC for fiscal years ended December 31, 2022 and 2021 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP and TPS Thayer, LLC, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2021	2022	2023
	US$	US$	US$
Audit Fees(1) - TPS Thayer, LLC	180,000	257,000	40,000
Audit Fees(1) – Enrome LLP	-	-	180,000
Total	180,000	257,000	220,000

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

The Company changed its certifying accountant from TPS Thayer to Enrome LLP in February 2024.

On February 6, 2024, the Company notified its independent registered public accounting firm, TPS Thayer, LLC its decision to dismiss TPS Thayer, LLC as the Company’s auditor. The reports of TPS Thayer, LLC on the financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was approved by the Audit Committee of the Company. During the Company’s most recent fiscal years ended December 31, 2023 and 2022, and through February 6, 2024, the date of dismissal, (a) there were no disagreements with TPS Thayer, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TPS Thayer, LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On the same date, the Audit Committee of the Company approved and ratified the appointment of Enrome LLP as its new independent registered public accounting firm to audit the Company’s financial statements. During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of Enrome LLP, neither the Company, nor someone on its behalf, has consulted Enrome LLP regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

Item 16K. Cybersecurity

Risk Management and Strategy

As a provider of financial and taxation analysis and training software and maintenance services, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company's cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

Governance

Our cybersecurity program is co-managed by our CFO, Zhixiang Fang, and our IT team that is responsible for implementing company-wide cybersecurity policies, protocols, and procedures. Our audit committee is responsible for overseeing our cybersecurity program. The Chief Financial Officer reports to our board of directors and our Chief Executive Officer.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Lichen China Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.1	Translation of Employment Agreement by and between Lichen Zixun and Ya Li (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.2	Translation of Employment Agreement by and between Lichen Zixun and Zhixiang Fang (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.3	Translation of Employment Agreement by and between Lichen Zixun and Yi Deng (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.4	Director Offer Letter by and between the Registrant and Zhihuang Deng (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.5	Director Offer Letter by and between the Registrant and Lourdes Felix (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.6	Director Offer Letter by and between the Registrant and Kipton Cariaga (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.7	Translation Form of the Expert Corporation Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.8	Translation Form of the Partnership Agreement (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.9*	Director Offer Letter by and between the Registrant and Robert Bodenstein

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of TPS Thayer, LLC

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lichen China Limited

By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

Date: April 4, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LICHEN CHINA LIMITED AND SUBSIDIARIES

For The Year Ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Lichen China Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lichen China Limited and its subsidiaries (the “Company”), as of December 31, 2023, and the related consolidated statements of income and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year in the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 4, 2024

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, Texas

May 1, 2023

LICHEN CHINA LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2023	2022
Assets
Current assets:
Cash	$25,856	$22,599
Accounts receivable and unbilled receivable	4,463	3,545
Inventories	87	127
Prepayments, deposits, and other current assets	9,725	996
Total current assets	40,131	27,267

Property and equipment, net	14,626	13,298
Intangible assets, net	6,028	4,522
Right-of-use assets	129	202
Deferred IPO costs	-	1,095
Other assets	4,631	141
Total assets	$65,545	$46,525

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$61	$161
Accrued expenses and other current liabilities	1,312	1,701
Unearned revenues	1,034	1,146
Taxes payable	1,589	1,058
Due to the related parties	-	1,078
Lease liabilities	95	88
Total current liabilities	4,091	5,232

Lease liabilities	34	184
Total non-current liabilities	34	184
Total Liabilities	4,125	5,416

Commitments and contingencies	-	-

Shareholders’ equity:
Class A Ordinary Share, $0.00004 par value, 1,000,000,000 shares authorized; 17,500,000 and 13,500,000 shares issued and outstanding, respectively	1	1
Class B Ordinary Share, $0.00004 par value, 250,000,000 shares authorized; 9,000,000 shares issued and outstanding	-	-
Additional paid-in capital	14,893	1,487
Statutory surplus reserves	1,737	789
Retained earnings	48,222	40,832
Accumulated other comprehensive loss	(3,433)	(2,000)
Total shareholders’ equity	61,420	41,109

Total liabilities and shareholders’ equity	$65,545	$46,525

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN CHINA LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2023	2022	2021
Revenues
Financial and taxation solution services	$31,772	$26,278	$26,491
Education support services	3,730	4,409	4,635
Software and maintenance services	4,257	3,118	3,169
Total revenues	39,759	33,805	34,295
Cost of revenues	(15,439)	(13,613)	(13,820)
Gross profit	24,320	20,192	20,475

Operating expenses:
Selling and marketing	(3,124)	(2,111)	(2,009)
General and administrative	(8,937)	(7,433)	(7,168)
Total operating expenses	(12,061)	(9,544)	(9,177)

Income from operations	12,259	10,648	11,298

Other income (expenses):
Other (expense) income, net	(709)	34	188
Interest income	38	60	28

Income before income taxes	11,588	10,742	11,514

Provision for income tax	(3,250)	(2,924)	(3,052)

Net income	$8,338	$7,818	$8,462

Comprehensive income:
Net income	$8,338	$7,818	$8,462
Foreign currency translation adjustments	(1,433)	(3,541)	727
Comprehensive income	$6,905	$4,277	$9,189

Weighted average number of ordinary shares outstanding – basic and diluted	26,072,603	22,500,000	22,500,000

Earnings per ordinary share – basic and diluted	0.32	0.35	0.38

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN CHINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$ 0.00004 par value)		Class B Ordinary Shares (US$ 0.00004 par value)		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive income	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	(loss)	equity
Balance as of December 31, 2020	13,500,000	$1	9,000,000	-	$1,487	$789	$24,552	$814	$27,643
Net income	-	-	-	-	-	-	8,462	-	8,462
Foreign currency translation	-	-	-	-	-	-	-	727	727
Balance as of December 31, 2021	13,500,000	$1	9,000,000	$-	$1,487	$789	$33,014	$1,541	$36,832
Net income	-	-	-	-	-	-	7,818	-	7,818
Foreign currency translation	-	-	-	-	-	-	-	(3,541)	(3,541)
Balance as of December 31, 2022	13,500,000	$1	9,000,000	$-	$1,487	$789	$40,832	$(2,000)	$41,109
Net income	-	-	-	-	-	-	8,338	-	8,338
Net Proceeds from the initial public offering	4,000,000	*	-	-	13,406	-	-		13,406
Appropriation of for statutory reserve	-	-	-	-	-	948	(948)	--	-
Foreign currency translation	-	-	-	-	-	-	-	(1,433)	(1,433)
Balance as of December 31, 2023	17,500,000	$1	9,000,000	$-	$14,893	$1,737	$48,222	$(3,433)	$61,420

*	Represents amount less than $1,000.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN CHINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2023	2022	2021
Cash Flows from Operating Activities:
Net income	$8,338	$7,818	$8,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	681	651	660
Amortization of intangible assets	2,150	1,958	1,786
Amortization of right-of-use assets	92	72	-
Amortization of other assets	72	50	93
Loss on disposal of property and equipment	-	-	(30)
Changes in operating assets and liabilities:
Accounts receivable and unbilled receivable	(982)	66	(1,451)
Prepayments and other current assets	(9,697)	(712)	(2,370)
Deferred IPO costs	1,095	(1,095)	-
Right-of-use assets	(161)	-	-
Due from the related party	-	397	7
Accounts payable	(98)	51	25
Unearned revenues	(94)	(20)	142
Accrued expenses and other current liabilities	(362)	548	(26)
Due to the related parties	(1,066)	1,016	1
Tax payables	551	(45)	131
Inventories	38	11	(126)
Net cash provided by operating activities	557	10,766	7,304

Cash Flows from Investing Activities:
Purchases of property and equipment	(3,204)	(1,950)	(28)
Purchase of intangible assets	(2,063)	(892)	-
The deposits for Haicang property	(4,598)	-	-
Proceeds from disposal of equipment	-	-	589
Net cash (used in)/provided by investing activities	(9,865)	(2,842)	561

Cash Flows from Financing Activities:
Repayments on short-term loans	-	(327)	-
Proceeds from IPO	14,098	-	-
Net cash provided by/ (used in) financing activities	14,098	(327)	-

Effect of exchange rate changes on cash and cash equivalents	(1,533)	(1,843)	315

Net increase in cash and cash equivalents	3,257	5,754	8,180
Cash at the beginning of year	22,599	16,845	8,665

Cash at the end of year	$25,856	$22,599	$16,845

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$2,630	$2,955	$2,976
Cash paid for interest expense	$-	$1	$15
Supplemental disclosures of non-cash information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$23	$266	$-
Purchase of intangible assets prepaid in prior year	$667	$2,081	$-

The accompanying notes are an integral part of these consolidated financial statements.

Lichen China Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Lichen owns 100% interests in its subsidiaries. The following diagram illustrates the corporate structure of Lichen China Limited and its significant subsidiaries:

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Legend Consulting Investments Limited (“Legend Consulting BVI”)	The British Virgin Islands (“BVI”)	December 20, 2013	100%	Investment holding
Legend Consulting Limited (“Legend Consulting HK”)	Hong Kong	January 8, 2014	100%	Investment holding
Lichen Holding Singapore Pte. Ltd. (“Lichen Singapore”)	Singapore	December 28, 2023	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Fujian Province Lichen Management and Consulting Company Limited (“Lichen Zixun”)	Fujian, the People’s Republic of China (“PRC”)	April 14, 2004	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Xiamen City Legend Education Services Company Limited (“Lichen Education”)	Fujian, the People’s Republic of China (“PRC”)	July 30, 2014	100%	Provision of financial and taxation solution services and education support services

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

Lichen Singapore, which is wholly owned and established by Legend Consulting HK on December 28, 2023, is engaged in providing financial and taxation solution services and education support services.

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

Initial Public Offering

On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Lichen Cayman and its subsidiaries (collectively, the “Company”). All inter-company balances and transactions have been eliminated upon consolidation.

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

Translation adjustments included in accumulated other comprehensive loss amounted to 3.43 million and $2 million as of December 31, 2023 and, 2022, respectively and accumulated other comprehensive income amounted to $1.54 million as of December 31, 2021. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	December 31, 2023	December 31, 2022	December 31, 2021
Period-end RMB: US$1 exchange rate	7.0827	6.9646	6.3757
Period-end HK$: US$1 exchange rate	7.8157	7.7967	7.7981

	December 31, 2023	December 31, 2022	December 31, 2021
Period-average RMB: US$1 exchange rate	7.0467	6.7261	6.4515
Period-average HK$: US$1 exchange rate	7.8282	7.8310	7.7729

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

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and due to the related parties, approximate their recorded values due to their short-term maturities as of December 31, 2023 and 2022.

Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. The Company maintains most of its bank accounts in the PRC.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) the Company’s specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no allowance for doubtful accounts deemed necessary as of December 31, 2023 and 2022, respectively.

Unbilled receivable

Unbilled receivable represents the Company’s right to consideration in exchange for goods and service performed, which invoice has not been issued.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of December 31, 2023 and 2022, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepayments, deposits, and other current assets

Represents cash deposited for potential acquisition and software development service. The deposits are refundable and bear no interest pursuant to terms of contract. The potential acquisition and the software development service is in progress and anticipated to be completed by 2024.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Useful Life	Estimated Residual Value
Building	20-50 years	5%
Motor vehicles	10 years	5%
Furniture and equipment	3-5 years	5%
Office improvements	3-5 years	0%

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

Other assets

Mainly represents the deposit of the new purchased property. The deposits are refundable and bear no interest pursuant to terms of contract. The property under development is commitment to be completed by the end of 2028.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the years ended December 31, 2023 and 2022. There can be no assurance that future events will not have impact on the Company’s revenue or financial position which could result in impairment in the future.

Operating leases

The Company, through its subsidiary, leases its office, which are classified as operating leases in accordance with ASC 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use assets as of December 31, 2023 and 2022.

Deferred IPO costs

On February 6, 2023, the Company’s Registration Statement on Form F-1 to register 4,000,000 Class A Ordinary Shares with par value $0.00004 per share, was declared effective by the Securities & Exchange Commission. The Company’s common stock began trading on February 8, 2023 on the Nasdaq Capital Market under the symbol “LICN.”

On February 8, 2023, we completed our IPO in which we issued and sold 4,000,000 Class A Ordinary shares of common stock at an offering price of $4.00 per share. We received net proceeds of $14,098,140, after deducting underwriting discounts and commissions and offering expenses. Deferred, direct offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our common stock in the IPO, including the legal, accounting, printing and other offering related costs. Upon completion of the IPO, these deferred IPO costs were reclassified from current assets to stockholders’ equity and recorded against the net proceeds from the offering.

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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

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

Disaggregated information of revenues by services:

	For the years ended December 31,
	2023	2022	2021
Financial and taxation solution services	$31,772	$26,278	$26,491
Education support services	3,730	4,409	4,635
Software and maintenance services	4,257	3,118	3,169
Revenue	$39,759	$33,805	$34,295

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Company’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures. The Company does not distinguish between markets or segments for the purpose of internal reports. The Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Company has only one reportable segment

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2023, 2022 and 2021, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2023, 2022 and 2021, the advertising expenses amounted to approximately $2.37 million, $1.43 million and $1.35 million, respectively.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2023, 2022 and 2021.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

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

3. Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. Cash is denominated in the following currencies:

	2023	2022
	In thousands of USD
RMB	$22,125	$22,597
HKD	2	1
USD	3,729	1
Total	$25,856	$22,599

4.	Accounts receivable and unbilled receivable

Accounts receivables consisted of the following as of December 31, 2023 and 2022:

	2023	2022
	In thousands of USD
Accounts receivables	$3,659	$3,117
Unbilled receivables	804	428
Total	$4,463	$3,545

There was no allowance for doubtful accounts recognized as of December 31, 2023 and 2022, respectively. The accounts receivable amounted to $4,463,215 was fully collected till report date.

5. Prepayments, deposits, and other current assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2023 and 2022:

	2023	2022
	In thousands of USD
Deposits to software developer	$5,648	$675
Prepayments to suppliers	11	275
Prepayments to potential companies	3,000	-
Prepaid service fee	1,000	-
Other current assets	66	46
Total	$9,725	$996

On March 9, 2023, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bounly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of the Target. The purchase price for the Target shares will be determined after the completion of the financial due diligence. The buyer immediately pays $3 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The deposit is refundable and should be returned to the buyer if the conditions to Closing are not met. The due diligence of the Target is still in process.

On February 10, 2023, the Company prepaid $1 million service fee to Jinhe Capital Limited (“Jinhe”) for the service of potential acquisition introduction. Jinhe helps the Company to introduce and negotiate with potential acquisition. The deposit is refundable and should be returned to the Company if the potential acquisition terminates.

On May 5, 2023, the Company made the first deposit of $$3.53million (RMB 25 million) to ZhongYi Digital Intelligence Technology Co., Ltd to purchase the ChatGPT Accounting Intelligent System; On December 15, 2023, the Company made second deposit of $2.12million (RMB 15 million) to the software developer. The software development service is in progress and anticipated to be completed by 2024.

6. Property and equipment, net

Property and equipment, net consisted of the following:

	2023	2022
	In thousands of USD
Buildings	$15,935	$14,995
Furniture and equipment	974	983
Motor vehicles	119	14
Office improvements	1,868	895
Subtotal	18,896	16,887
Less: accumulated depreciation	(4,270)	(3,589)
Property and equipment, net	$14,626	$13,298

Depreciation expenses recognized in general and administrative expenses for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $0.68 million, $0.65 million and $0.66 million, respectively.

The Company has no pledged property and equipment as of December 31, 2023 and 2022.

The Company did not recognize any impairment loss on property and equipment for the years ended December 31, 2023, 2022 and 2021.

7. Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software, which are for sales or support the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	2023	2022
	In thousands of USD
Software	$15,345	$11,689
Less: accumulated amortization	(9,317)	(7,167)
Intangible assets, net	$6,028	$4,522

Amortization expense recognized in cost of revenues for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $2.13 million, $1.94 million and $1.77 million, respectively. Amortization expense recognized in general and administrative expenses for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $0.02 million, $0.02 million and $0.02 million, respectively. The weighted average amortization period for licensed software is approximately 5.01 years, 5.26 years and 5.28 years as of December 31, 2023, 2022 and 2021, respectively.

The Company has no pledged intangible assets as of December 31, 2023 and 2022.

The Company did not recognize any impairment loss on intangible asset for the years ended December 31, 2023, 2022 and 2021.

The future amortization expense of the intangible assets for the twelve months ending December 31 of the following years is expected as follows:

Year ending December 31,	Amortization expenses
In thousands of USD
2024	$1,638
2025	1,549
2026	1,336
2027	1,005
2028	500
Total	$6,028

8. Leases

As of December 31, 2023, the Company had the following non-cancellable lease contract.

Description of the lease	Lease term
Office premises	3 to 5 years

(a)	Amount recognized in the consolidated balance sheet:
	2023	2022
	In thousands of USD
Right-of-use assets	$129	$202
Lease liabilities, current	95	88
Lease liabilities, non-current	34	184
Total operating lease liabilities	$129	$272

(b) A summary of lease cost recognized in the Company’ consolidated statements of operations is as follows:

	2023	2022
	In thousands of USD
Amortization of right-of-use assets	$92	$72
Interest of lease liabilities	$6	$6

Maturity analysis of operating lease liability as of December 31, 2023 is as follows:

Operating lease payment	In thousands of USD
Within one year	98
One to three years	35
Total future minimum lease payments	$133
Less: imputed interest	(4)
Total	129

9 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023, 2022 and 2021:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	2023	2022	2021
Provision of marketing, operation and technical support services to Jinjiang School	$48	$67	$70
Provision of marketing, operation and technical support services to Quanzhou School	60	126	132
Processing of academic education applications to Jinjiang School	101	183	90
Processing of academic education applications to Quanzhou School	107	234	113
Sales of teaching and learning materials to Jinjiang School	74	71	70
Sales of teaching and learning materials to Quanzhou School	49	62	66
Online training to Jinjiang School	28	37	24
Online training to Quanzhou School	16	35	23
Total revenues – related parties	$483	$815	$588

ii)	Significant balances with related parties were as follows:

	2023	2022
	In thousands of USD
Due to the related parties
Quanzhou School	$-	$97
Ya Li	$-	$981
Total	$-	$1,078

Balances due to Quanzhou school and Ya Li are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	2023	2022
	In thousands of USD
Salary payable	$1,224	$1,021
Other	88	680
Total	$1,312	$1,701

11. Unearned revenue

	2023	2022
	In thousands of USD
Unearned revenue	$1,034	$1,146
Total	$1,034	$1,146

Unearned revenue refers to the payment received from a customer before the Company transfers the related services in advance. Unearned revenue primarily consists of advanced payment received from customers for which the Company’s revenue recognition criteria have not been met. The unearned revenue will be recognized as revenue once the criteria for revenue recognition have been met. The unearned revenue amounted to $1.15 million and $1.27 million was totally recognized for the years ended December 31, 2023 and 2022, respectively.

12. Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	2023	2022
	In thousands of USD
Income tax payable	$978	$367
VAT payable	154	280
Other tax payable	457	411
Total	$1,589	$1,058

(b)	Corporate Income Taxes (“CIT”)

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

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the years ended December 31, 2023, 2022 and 2021, there is no preferential tax rate.

i)	The components of the income tax provision are as follows:

	2023	2022	2021
Provisions for current income tax	$3,250	$2,924	$3,052
Total	$3,250	$2,924	$3,052

There are no deferred tax assets due to full valuation allowance for the years ended December 31, 2023, 2022 and 2021.

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax jurisdiction	1.0%	0.1%	0.1%
Non-deductible expenses (1)	0.6%	0.6%	0.6%
Change in valuation allowance	1.4%	0.8%	1.1%
Effective income tax rate	28.0%	26.5%	26.8%

(1)	Non-deductible expenses represented meal and entertainment fees not-deductible in PRC tax returns.

iii)	Deferred tax assets

	2023	2022
	In thousands of USD
Deferred tax assets:
Net accumulated loss-carry forward	$972	$1,200
Less: valuation allowance	(972)	(1,200)
Net deferred tax assets	$-	$-

Movement of valuation allowance is as follows:

	2023	2022
	In thousands of USD
Beginning balance	$1,200	$1,400
Write-off	(392)	(293)
Change of valuation allowance	164	93
Ending balance	$972	$1,200

As of December 31, 2023, certain subsidiaries had accumulated tax loss of approximately $3.55 million, which can be carried forward to offset future taxable income. The carryforwards period for net operating losses under the EIT Law is five years. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023and 2022 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the years ended December 31, 2023, 2022 and 2021.

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

14. Statutory surplus reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of December 31, 2023 and 2022. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million and $0.79 million as of December 31, 2023 and 2022.

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

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2022, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amount to $3.2 million and $2.3 million, respectively.

16.	Risks and Concentration

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2022, approximately $22.13 million and $22.60 million were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The Company’s functional currency is RMB, and its consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 1.70% in fiscal year 2023 from December 31, 2022 to December 31, 2023 and depreciated by 9.24% in fiscal year 2022 from December 31, 2021 to December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

b)	Concentration of customers and suppliers

All revenue was derived from customers located in PRC. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company in any of the periods presented.

For the year ended December 31, 2023, Beijing Duoying Times Culture Media Co., Ltd, one personal professional advisor, Jimei university and Guangzhou Xingjinhui Trade Co., Ltd contributed approximately 30%, 21%, 18% and 16% of total purchases of the Company, respectively. For the year ended December 31, 2022, Beijing Duoying Times Culture Media Co., Ltd, Guangzhou Xingjinhui Trade Co., Ltd, and Jimei university contributed approximately 26%, 20% and 18% of total purchases of the Company, respectively. For the year ended December 31, 2021, Guangzhou Xingjinhui Trade Co., Ltd, Beijing Duoying Times Culture Media Co., Ltd and Jimei university contributed approximately 29%, 26% and 17% of total purchases of the Company, respectively.

17. Commitments and contingencies

(a)	Commitments

The Company did not have any significant commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2023 and 2022, the Company is not a party to any material legal or administrative proceedings.

18. Subsequent events

On March 12, 2024, the Company issued an aggregate of 870,000 Class A ordinary shares of the Company to certain employees and consultant for their services with par value of $0.00004 per share.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 4, 2024, the date the consolidated financial statements were available to be issued. No other events require adjustment to or disclosure in the consolidated financial statements.