Form 20-F
period 2024-12-31
Lichen International Ltd
filed 2025-04-29
CIK 1876766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from          to

Commission file number: 001-41493

Lichen International Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

+86-592-5586999

(Address of principal executive offices)

Ya Li

+86-592-5586999

Ir@lichenzx.com

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.008 per share	LICN	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 449,500 Class A Ordinary Shares and 45,000 Class B Ordinary Shares issued and outstanding as of December 31, 2024.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Lichen International”, “Lichen International Limited”, “we,” “us,” the “Company,” “our company,” or “LICN” refer to Lichen International Limited, a holding company. References to “Subsidiaries” or “PRC subsidiaries” refer to the Lichen International Limited’s subsidiaries established under the laws of the People’s Republic of China. References to “Group” are to Lichen International Limited and its consolidated subsidiaries collectively. Unless otherwise indicated, in this annual report, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to a class of shares of Lichen International (as defined below) called the “series A ordinary shares” with par value $0.008 per share;

●	“Class B Ordinary Shares” are to a class of shares of Lichen International (as defined below) called the “series B ordinary shares” with par value $0.008 per share;

●	“HKD” are to the official currency of Hong Kong;

●	“Lichen International” are to Lichen International Limited (formerly known as “Lichen China Limited”), a Cayman Islands exempted company;

●	“Legend Consulting BVI” are to Legend Consulting Investments Limited, a British Virgin Islands exempted company and a wholly-owned subsidiary of Lichen International;

●	“Legend Consulting HK” are to Legend Consulting Limited (HK), a Hong Kong company and a wholly-owned subsidiary of Legend Consulting BVI;

●	“Lichen WFOE” or “Lichen Zixun” are to Fujian Province Lichen Management and Consulting Company Limited, a wholly foreign-owned company organized under the laws of the PRC and a wholly-owned subsidiary of Legend Consulting HK;

●	“Lichen Singapore” is to Lichen Holding Singapore Pte. Ltd., a Singpore company organized under the laws of the Singapore and a wholly-owned subsidiary of Legend Consulting HK;

●	“Bondly HK” is to Bondly Enterprises Limited., a Hong Kong company and a wholly-owned subsidiary of Legend Consulting HK;

●	“Bondly Xiamen” is to Xiamen Bondly Management and Consulting Company Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Bondly HK;

●	“Operating Subsidiaries” is Lichen Zixun and Bondly Xiamen;

●	“RMB” are to Renminbi, or the legal currency of the PRC;

●	“U.S. dollars,” “$,” and “USD” are to the legal currency of the United States; and

●	“WFOE” are to wholly foreign-owned enterprise.

LICN is a holding company with operations conducted in the PRC through its operating subsidiaries in the PRC, using RMB. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss). Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a year-end spot rate of RMB7.1884 to US$1.00 or an average rate of RMB7.1217 to US$1.00 for the fiscal year ended December 31, 2024. On December 31, 2023, the year-end spot rate and average rate for RMB were, respectively, RMB7.0827 to US$1.00 and RMB7.0467 to US$1.00. On December 31, 2022, the year-end spot rate and average rate for RMB were, respectively, RMB6.9646 to US$1.00 and RMB6.7261 to US$1.00.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Item 3. Key Information

OVERVIEW

Corporate Structure

The following diagram illustrates the corporate structure of Lichen International Limited and its significant subsidiaries as of the date of this annual report.

Holding Company Structure

We were formed under the name of “Lichen China Limited” on April 13, 2016 under the laws of the Cayman Islands. In February 2025, we changed the name from “Lichen China Limited” to “Lichen International Limited”. As of the date of this annual report, the authorized share capital of the Company is US$1,000,000 divided into 100,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, of which 716,825 Class A Ordinary Shares and 45,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen International Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

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

Lichen Singapore was established on December 28, 2023 under the laws of Singapore. Lichen Singapore is a wholly owned subsidiary of Legend Consulting HK.

Bondly HK was established on June 13, 2022 under the laws of Hong Kong. Bondly HK is a wholly owned subsidiary of Legend Consulting HK.

Bondly XM was established on August 25, 2022 under the laws of PRC. Bondly XM is a wholly owned subsidiary of Bondly HK and is our operating entity.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Lichen International Limited’s ability to transfer cash to investors. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Lichen International Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to Lichen International Limited through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to BVI and BVI to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

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

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. On February 10, 2023, Lichen International Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. As of the date of this report, other than the above stated, no dividends, distributions or transfers has been made between Lichen International Limited and any of its subsidiaries. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

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

See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Corporate Structure - We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”.

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

Our Subsidiaries currently have, including the business license and agency bookkeeping license. The business license is a permit issued by China’s State Administration for Market Regulation that allows the company to conduct specific business within the government’s geographical jurisdiction. The agency bookkeeping license is issued by the financial department to enterprises, allowing enterprises to accept entrusted bookkeeping business. The business license and agency bookkeeping license are the only two permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. In addition, Lichen International Limited, Legend Consulting BVI and Legend Consulting HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this annual report.

In connection with our previous issuance of securities to foreign investors, as advised by our PRC counsel, Tianyuan Law Firm, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) although we are required to complete the filing procedure in connection with our offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our prior offshore offerings from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

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

As of the date of the annual report, Enrome LLP, our auditor for the fiscal years ended December 31, 2024 and 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections. TPS Thayer, our previous auditor for the fiscal year ended December 31, 2022, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and AHFCAA, and ultimately results in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years instead of three, and this ultimately could result in our Class A Ordinary Shares being delisted by and exchange. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings” on page 26. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure.” and “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors - Risks Relating to our Corporate Structure - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 14.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors - Risks Relating to Doing Business in China - Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 14.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors - Risks Relating to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 16.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See “Risk Factors - Risks Relating to Doing Business in China - Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 15.

●	Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors - Risks Relating to Doing Business in China - The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 17.

●	We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment. See “Risk Factors - Risks Relating to Doing Business in China - We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment” on page 28.

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors - Risks Relating to Doing Business in China - Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 20.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors - Risks Relating to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 14.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 20.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. See “Risk Factors - Risks Relating to Doing Business in China - Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares” on page 21.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. See “Risk Factors - Risks Relating to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 22.

●	We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months. See “Risk Factors - Risks Relating to Doing Business in China - We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months” on page 22.

●	Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our auditors, Enrome LLP for the fiscal years ended December 31, 2024 and 2023 and TPS Thayer for the fiscal year ended December 31, 2022, are based in Singapore and the U.S. respectively. Enrome LLP and TPS Thayer are both registered with PCAOB and subject to PCAOB inspections. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings” on page 26.

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors - Risks Relating to Doing Business in China - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 23.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. See “Risk Factors - Risks Relating to Doing Business in China - There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities” on page 29.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position. See “Risk Factors - Risks Relating to Doing Business in China - Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position” on page 30.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. See “Risk Factors - Risks Relating to Doing Business in China - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 30.

●	The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. See “Risk Factors - Risks Relating to Doing Business in China - The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” on page 33.

Risks Relating to our Class A Ordinary Shares

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors” on page 34.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” on page 34.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at attractive prices. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to sell your shares at attractive prices” on page 36.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.” on page 38.

Risks Relating to Our Business

●	Our business, financial condition and results of operations may be continued to be affected due to the COVID-19 pandemic and other diseases or epidemic. See “Risk Factors - Risks Relating to Our Business and Operations - Our business, financial condition and results of operations may be affected due to the COVID-19 pandemic and other diseases or epidemic” on page 40.

●	We may incur impairment losses for intangible assets, which may adversely affect our results of operations. See “Risk Factors - Risks Relating to Our Business and Operations - We may incur impairment losses for intangible assets, which may adversely affect our results of operations” on page 41.

●	Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss. See “Risk Factors - Risks Relating to Our Business and Operations - Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss” on page 41.

●	Our business depends on the market recognition of our “Lichen” brand name. See “Risk Factors - Risks Relating to Our Business and Operations - Our business depends on the market recognition of our “Lichen” brand name” on page 41.

●	Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business. See “Risk Factors - Risks Relating to Our Business and Operations - Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business” on page 42.

●	Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors - Risks Relating to Our Business and Operations - Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations” on page 42.

●	Our financial and taxation solution services may attract liability. See “Risk Factors - Risks Relating to Our Business and Operations - Our financial and taxation solution services may attract liability” on page 44.

●	We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected. See “Risk Factors - Risks Relating to Our Business and Operations - We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected” on page 45.

●	We have limited insurance coverage to protect us against all risks associated with our business operations. See “Risk Factors - Risks Relating to Our Business and Operations - We have limited insurance coverage to protect us against all risks associated with our business operations” on page 46.

●	Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations. See “Risk Factors - Risks Relating to Our Business and Operations - Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations” on page 45.

Risks Relating to Our Industry

●	The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition. See “Risk Factors - Risks Relating to Our Industry - The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition” on page 46.

●	Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Relating to Our Industry - Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations” on page 46.

●	We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected. See “Risk Factors - Risks Relating to Our Industry - We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected” on page 47.

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

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets

The transfer of funds and assets among Lichen International Limited, its Hong Kong and PRC subsidiaries are subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors - Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Risk Factors - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

All of our shareholders who directly or indirectly hold shares in Lichen International Limited and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Lichen International Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Lichen International Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A Ordinary Shares may be subject to PRC tax, at a rate of 10%, in the case of non-PRC enterprises, or 20%, in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax imposed may reduce the returns on the investment in our Class A Ordinary Shares.

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

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

Enrome LLP, our auditor for the fiscal years ended December 31, 2024 and 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections. TPS Thayer, our previous auditor for the fiscal year ended December 31, 2022, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

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

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

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

We believe that the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on Nasdaq in the context of our prior offshore offerings, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether our prior offshore offerings are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for our future offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our future offerings. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from futures offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offerings before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Risks Relating to our Class A and Class B Ordinary Shares

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

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects

Lichen International Limited is a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation-United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Item 10. Additional Information-10.E. Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, specifically, Nasdaq Listing Rule 5550(a)(2), as we’ve received a notice from the Listing Qualifications Department of Nasdaq on January 23, 2025, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

On January 23, 2025, the Company received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC notifying the Company that it failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. The Rules provide the Company a compliance period of 180 calendar days, until July 22, 2025, to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, the Staff will provide written confirmation of compliance. In the event the Company does not regain compliance by July 22, 2025, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify for the additional 180-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Common Shares trade below $0.10 per share for 10 consecutive trading days, the Company could be subject to a Nasdaq delisting notification which could result in the delisting of the Company’s Common Shares from the Nasdaq Capital Market immediately unless appealed or unless the Nasdaq provides a compliance period in which to cure such bid price deficiency (the “Low Priced Stocks Rule”).

On February 12, 2025, the Company announced that it received a letter from Nasdaq. This letter stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination, trading of the Company’s securities will be suspended at the opening of business on February 21, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to Listing Rule 5810(c)(3)(A)(iii).

The delisting determination ended the aforementioned compliance period before its expiration because the Company’s stock prices have triggered the Low Priced Stocks Rule. The Company was provided until February 19, 2025 to request an appeal of the delisting determination to the hearing panel. On February 19, 2025, the Company has submitted the Company’s hearing request.

On March 19, 2025, the Company received a letter from Nasdaq confirming that its Class A ordinary shares had maintained a closing bid price of at least $1.00 per share for 10 consecutive business days. As a result, Nasdaq determined that (i) the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, (ii) the hearing before the Hearings Panel scheduled for March 25, 2025, has been canceled, and (iii) the Company’s securities will continue to be listed and traded on The Nasdaq Stock Market. This matter is now closed.

The Company has regained compliance under the Nasdaq Listing Rule 5550(a)(2). However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares is a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our company, and may increase the volatility of our securities.

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

We may incur impairment losses for intangible assets, which may adversely affect our results of operations

As reported in our consolidated financial statements for the years ended December 31, 2024 and 2023, our intangible assets amounted to approximately $11.05 million and $6.03 million as of December 31, 2024 and 2023, respectively. Intangible assets are tested for impairment whenever there is indication that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of our intangible assets exceeds their recoverable amount. The process of assessment is uncertain and complex and requires judgments in relation to such events or changes in circumstances. If our intangible assets are determined to be impaired in the future, we would be required to write down the carrying value by recognized impairment loss for our intangible assets in our consolidated financial statements during the period in which the relevant intangible assets are determined to be impaired, which may in turn adversely affect our results of operations.

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

Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business

Our revenue was mainly derived from financial and taxation solution services projects which are non-recurring in nature. For the years ended December 31, 2024, 2023, and 2022, revenue generated from our financial and taxation solution services amounted to approximately $34.29 million, $31.77 million, and $26.28 million, representing approximately 82.68%, 79.91%, and 77.73% of our total revenue, respectively. Our customers are not obliged to renew such agreements with us should their business no longer requires our services. Further, the fees for our financial and taxation solution services are primarily based on, amongst others, the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or raise the level of our fees we charge our customers in the future, or even if we are able to maintain or raise such fees, we cannot assure you that we will be able to attract prospective customers to engage us for the relevant financial and taxation solution services at such increased fee rates. There is no guarantee that with our continued efforts, we will be able to secure new businesses from recurring customers effectively or at all at the same level of fees we charged. Accordingly, the number and scale of agreements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume and size and scale of future business.

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

We may not be successful in developing and enhancing our teaching and learning materials provided to the Partnered Institutions or our self-developed software to keep abreast with the latest developments in the relevant laws and regulations in the PRC and technological changes

The laws and regulations in relation to the financial and taxation sectors are constantly evolving in the PRC. For example, since January 2012, China has begun the pilot program to replace the business tax with value-added tax in several provinces and the reform was officially implemented nationwide in May 2016. In 2016, the new tax management system of “Golden Tax System Phase III” was established in China. In 2018, the National People’s Congress and Chinese People’s Political Consultative Conference launch the institutional reform of the state council, which points out that the reform of the tax collection and management system, and the combination of provincial and provincial level and local taxation institutions. In addition, with the issuance of the Accounting Standard for Small Enterprises in 2011 and the Opinions of the State Council on Supporting the Sound Development of Micro and Small Enterprises in 2014, the PRC government established a standard to regulate the accounting measurement and now encourages micro and small enterprises to seek professional financial and taxation solution advice and services. We currently rely on our R&D department to improve our teaching and learning materials provided to the Partnered Institutions. We are responsible for conducting studies into the trending topics in relation to the financial and taxation solution sector. With respect to our self-developed software, the introduction of new technology and emergence of new industry standards may render our self-developed software obsolete and uncompetitive. For the years ended December 31, 2024, 2023, and 2022, we incurred R&D expenses of approximately $1.38 million, $1.19 million, and $1.06 million, respectively. We expect to continue to invest in our human and capital resources to ensure our teaching and learning materials, as well as our self-developed software, reflect the latest developments and changing customer needs. If we fail to develop and enhance our teaching and learning materials provided to the Partnered Institutions so as to keep up with and reflect the latest financial and taxation developments in the PRC, or to introduce updated versions of our existing self-developed software or introduce new software, our brand reputation and relationship among our customers and with the Partnered Institutions may be materially affected, thus our results of operations, financial condition and prospects may be materially and adversely affected.

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

We may not be able to retain members of our management team and other key personnel

We depend on the continued efforts of our senior management team and other key employees for our success. Our executive officers have an average of 22 years of experience in the PRC’s financial and taxation industry, of which an average of 15 years has been spent with us. They possess in-depth understanding of our target industries, our customers and competitors and the laws regulating our business. In addition, our executive officers also deliver talks and participate in seminars hosted by our Partnered Institutions. Therefore, they play an important role in formulating and implementing appropriate strategies for achieving business success. However, we may not be able to retain the services of our key management. The loss of service of any of our key management, in particular our executive officers, could impair our ability to operate and make it difficult to implement our business and growth strategies. We may not be able to replace such persons within a reasonable period of time or with another person of equivalent expertise and experience in a timely manner, or at all, which may severely disrupt our business operations.

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

For the years ended December 31, 2024, 2023 and 2022, our average trade receivables turnover days were approximately 41.7 days, 36.8 days and 40.4 days, respectively, which were largely in line with our general credit period of 30 days. There can be no assurance that progress payments will be timely paid to us and in full in accordance with the progress payment schedules. Should we fail to receive progress payments from our customers for our work performed under the financial and taxation solution projects, our business, financial condition and results of operations may be materially and adversely affected.

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

Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations

Our success depends upon, among other things, the protection of copyrights of our teaching and learning materials or self-developed software and other intellectual property rights. We rely on a combination of copyrights, trademarks, contractual restrictions and other software security technologies to protect, and restrict unauthorized access to, our intellectual property rights in teaching and learning materials or self-developed software. As of the date of the annual report, Lichen Zixun has registered four trademarks in Hong Kong and the PRC.

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

Risks Relating to Our Industry

The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition

The operations of our Subsidiaries are labor-intensive and our Subsidiaries relies on a stable supply of financial and taxation personnel and practitioners and R&D personnel in the PRC, in particular, our internal consultants and software R&D staff. As of the date of this annual report, we have not experienced any shortage of staff in the PRC. For the years ended December 31, 2024, 2023, and 2022, the staff costs under cost of revenues were approximately $11.93 million, $11.41million, $10.52 million, respectively. The average annual wage of employees in the financial and software industry in the PRC has been increasing in recent years and may continue to increase in future. If we are unable to identify and employ other appropriate means to reduce our staff costs, or pass such increase in our staff costs to our customers, the results of our operations, profitability and financial condition may be adversely affected.

Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations

99.91% of our revenue during the years ended December 31, 2024 was generated in the PRC and all of our revenue during the years ended December 31, 2023 and 2022 was generated in the PRC. According to Frost & Sullivan, the growing number of enterprises and rapid development of small and medium-sized enterprises in the PRC lead to the demand for quality financial and taxation solution services. In addition, amongst other factors, the increased awareness of business enterprises in the PRC to compliance requirements with respect to financial and taxation laws and accounting standards, the inclination to improve their financial taxation or internal control systems to improve their cost efficiency, financial management model and productivity in an increasingly competitive business environment, the increasingly common use of artificial intelligence and big data to devise efficient financial and taxation management models and solutions, and the difficulties for small and medium-sized enterprises to attract or recruit experienced financial and taxation personnel, as such enterprises may not be able to offer competitive remuneration package, have also driven demands for financial and taxation solution services.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Lichen International Limited (formerly known as “Lichen China Limited”) was incorporated on April 13, 2016 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of the Company is US$1,000,000 divided into 100,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, of which 716,825 Class A Ordinary Shares and 45,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen International Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

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

Lichen Singapore was established on December 28, 2023 under the laws of Singapore. Lichen Singapore is a wholly owned subsidiary of Legend Consulting HK.

Bondly HK was established on June 13, 2022 under the laws of Hong Kong. Bondly HK is a wholly owned subsidiary of Legend Consulting HK.

Bondly XM was established on August 25, 2022 under the laws of PRC. Bondly XM is a wholly owned subsidiary of Bondly HK.

Recent Developments

The IPO

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

May 2, 2024 Registered Direct Offering

On May 2, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,380,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.70 per share, and for an aggregate purchase price of $7,266,000 (the “Offering”). The Class A Ordinary Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-277230), initially filed with the U.S. Securities and Exchange Commission on February 21, 2024 and declared effective on March 1, 2024 (the “Registration Statement”).

The Offering closed on May 13, 2024. The Company received gross proceeds of approximately $7,266,000 from the issuance and sale of the Class A Ordinary Shares, before deducting the estimated offering expenses payable by the Company.

Acquisition of Bondly Enterprises Limited

On March 9, 2023, the Company entered into a Share Purchase Agreement by and among Zisu Zhou, a People’s Republic of China national, Bondly Enterprises Limited, a proprietary company registered in Hong Kong (the “Target”). The Target is engaged in the business of professional education.

On July 12, 2024, the Company entered into a Supplemental Share Purchase Agreement (the “Supplemental Share Purchase Agreement”, together with the Original Share Purchase Agreement, the “Share Purchase Agreements”) by and among the Seller and the Target. Pursuant to the Supplemental Share Purchase Agreement, the Seller will be selling, and the Company will be purchasing, 60% of the equity interest of the Target at the total purchase price of US$8,000,000. The Company has paid an initial deposit of $3,000,000 upon execution of the Original Share Purchase Agreement. On July 17, 2024, the Company completed the payment of remaining balance of $5,000,000. The transaction then has been closed.

On February 7, 2025, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among Zisu Zhou, a People’s Republic of China national (the “Seller”), Bondly Enterprises Limited, a proprietary company registered in Hong Kong (the “Target”). The Target is engaged in professional education business. Pursuant to the Share Purchase Agreement, the Seller will be selling, and the Company will be purchasing, 40% of the equity interest of the Target at the total purchase price of US$5,330,000. On February 26, 2025, the Company completed the payment of US$5,330,000. The transaction then has been closed.

In February 2025, the Company announced the completion of its acquisition of the remaining 40% equity interest in Bondly Enterprises Limited (“Bondly”), a prominent domestic consulting firm specializing in business process management and informationization. This acquisition follows Lichen China’s initial purchase of 60% equity in Bondly in 2024, and marks a significant step in Lichen China’s strategy to fully integrate Bondly’s advanced technologies and AI capabilities into its operations.

The acquisition, valued at US$5,330,000, underscores Lichen China’s commitment to strengthening its foothold in the AI and technology sectors. By acquiring the remaining 40% equity, Lichen China aims to gain full control over Bondly’s cutting-edge technologies and highly skilled team, which are critical to the Company’s future growth and innovation in AI-driven solutions.

Bondly, founded by Mr. Zisu Zhou, a seasoned expert with 18 years of experience in process management and information development, has established itself as a leader in business process management and digital transformation. The company’s proprietary AWS BPM system enables seamless integration across applications, departments, and business environments, enhancing operational efficiency, transparency, and agility for its clients. Bondly’s expertise in AI development and its strong client base across various industries make it a valuable asset for Lichen China’s expansion in the AI sector.

The 2023 Equity Incentive Plan

In September 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 3,000,000 Class A ordinary shares. On November 18, 2024, the Company issued 1,150,000 Class A ordinary shares of the Company under Company’s 2023 Incentive Plan to certain employees of the Company as compensation for their continued service in the Company.

December 26, 2024 Registered Direct Offering

On December 26, 2024, the Company entered into a securities purchase agreement (the “First Closing Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering ( “December 26 Registered Direct Offering”): (i) 10,433,333 shares of Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.00004 per share (the “First Closing Shares”), at a purchase price of $0.14 per share; and (ii) pre-funded warrants to purchase up to 9,566,667 Class A Ordinary Shares (the “First Closing Pre-Funded Warrants”) at a purchase price of $0.139 per First Closing Pre-Funded Warrant.

December 26 Registered Direct Offering closed on December 27, 2024. The Company received approximately $2.8 million in gross proceeds from December 26 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

The First Closing Pre-Funded Warrants were sold to the Purchasers, whose purchase of the First Closing Shares in December 26 Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of December 26 Registered Direct Offering. Each First Closing Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.001 per share. The First Closing Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the First Closing Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, the First Closing Pre-Funded Warrants have been exercised in full and the Company has issued 9,566,667 Class A Ordinary Shares as a result of such exercise.

The First Closing Shares, the First Closing Pre-Funded Warrants and the Class A Ordinary Shares underlying the First Closing Pre-funded Warrants (together with the First Closing Shares and the First Closing Pre-Funded Warrants, the “First Closing Securities”) were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-277230) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 1, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 26, 2024 (the “First Prospectus Supplement”).

On December 26, 2024, the Company entered into a placement agency agreement (the “First Closing Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with December 26 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the First Closing Shares and the First Closing Pre-Funded Warrants. In addition, under the First Closing Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with December 26 Registered Direct Offering in an amount not to exceed $50,000.

December 29, 2024 Registered Direct Offering

On December 29, 2024, the Company entered into a securities purchase agreement (the “Second Closing Purchase Agreement”) with the same Purchasers, pursuant to which the Company agreed to issue and sell, in a registered direct offering ( “December 29 Registered Direct Offering”): (i) 13,200,000 Class A Ordinary Shares (the “Second Closing Shares”), at a purchase price of $0.125 per share; and (ii) pre-funded warrants to purchase up to 11,800,000 Class A Ordinary Shares (the “Second Closing Pre-Funded Warrants”) at a purchase price of $0.124 per Second Closing Pre-Funded Warrant.

December 29 Registered Direct Offering closed on December 31, 2024. The Company received approximately $3.1 million in gross proceeds from December 29 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from December 29 Registered Direct Offering for working capital and general corporate purposes.

The Second Closing Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Second Closing Shares in December 29 Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of December 29 Registered Direct Offering. Each Second Closing Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.001 per share. The Second Closing Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Second Closing Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, the Second Closing Pre-Funded Warrants have been exercised in full and the Company has issued 11,800,000 Class A Ordinary Shares as a result of such exercise.

The Second Closing Shares, the Second Closing Pre-Funded Warrants and the Class A Ordinary Shares underlying the Second Closing Pre-funded Warrants (together with the Second Closing Shares and the Second Closing Pre-Funded Warrants, the “Second Closing Securities”) were offered by the Company pursuant to the Registration Statement, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 29, 2024 (the “Second Prospectus Supplement”).

On December 29, 2024, the Company entered into a placement agency agreement (the “Second Closing Placement Agency Agreement”) with Univest, pursuant to which the Company engaged Univest as the exclusive placement agent in connection with December 29 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Second Closing Shares and the Second Closing Pre-Funded Warrants. In addition, under the Second Closing Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with December 29 Registered Direct Offering in an amount not to exceed $50,000.

Trial Operation of AI Large-Scale Model

In December 2024, the Company announced that the AI large-scale model it has co-developed with JD Technology(JDT) is scheduled to commence its formal trial operation at the end of December. In October 2024, the Company entered into a cooperation framework agreement with JDT at the JD headquarters in Beijing. JD Technology (JDT) is a business group under JD.com, with a focus on serving governmental and corporate clients through technology. According to the agreement, Lichen China will develop a new AI large-scale model for finance, taxation, and law with JDT leveraging the Company’s existing AI technologies alongside JDT’s extensive development capabilities.

Integration with DeepSeek Optimization Framework

In January 2025, the Company announced its plans to integrate the DeepSeek optimization framework into its existing Lichen Financial and Taxation AI Model. This integration is expected to significantly enhance the AI’s capabilities in handling complex financial and taxation tasks, offering more efficient and accurate solutions to its users.

The DeepSeek optimization framework, known for its advanced multi-modal generation, efficient computation, and long-context processing capabilities, will be integrated into Lichen China’s AI architecture to improve its performance in various financial and taxation scenarios. The integration is scheduled to be completed by the end of Q2 2025, with a trial phase set to begin in early March 2025.

January 28, 2025 Registered Direct Offering

On January 28, 2025, Lichen China Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (“January 28 Registered Direct Offering”): (i) 20,933,333 shares of Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.00004 per share (the “Shares”), at a purchase price of $0.08 per share; and (ii) pre-funded warrants to purchase up to 21,566,667 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.079 per Pre-Funded Warrant.

January 28 Registered Direct Offering closed on January 29, 2025. The Company received approximately $3.4 million in gross proceeds from January 28 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in January 28 Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of January 28 Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, 3,900,000 Pre-Funded Warrants have been exercised and the Company has issued 3,900,000 Class A Ordinary Shares as a result of such exercise.

On January 28, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with January 28 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with January 28 Registered Direct Offering in an amount not to exceed $50,000.

The Reverse Share Split

On February 10, 2025, the Company convened its annual meeting of shareholders, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the reverse share split in a ratio of not less than less than one (1)-for-twenty (20) and not more than one (1)-for-two hundred (200) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion of the Company’s issued and unissued series A and series B ordinary shares. On February 10, 2025, the Board approved a one-for-two-hundred (1:200) reverse split of the Company’s issued and unissued Class A and Class B ordinary shares (the “Reverse Share Split”). As a result, as of the date of this report, there are 716,825 Class A Ordinary Shares and 45,000 Class B Ordinary Shares issued and outstanding and the Company’s authorized share capital is US$1,000,000 and is divided into: (a) 100,000,000 series A ordinary shares of par value of US$0.008 each, and (b) 25,000,000 series B ordinary shares of par value of US$0.008 each. The Reverse Share Split was to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on March 3, 2025, under the existing ticker symbol “LICN.”

The numbers of shares disclosed in this “History and Development of the Company” section prior to this subsection “The Reverse Share Split” were not adjusted to reflect the Reverse Share Split. Unless otherwise indicated, all information elsewhere in this report reflects the Reverse Share Split.

Nasdaq Deficiency Notices

On January 23, 2025, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) for continued listing on Nasdaq. The Company was provided 180 calendar days, or until July 22, 2025, to regain compliance with this rule.

On February 12, 2025, the Company announced that it received a letter from Nasdaq. This letter stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination, trading of the Company’s securities will be suspended at the opening of business on February 21, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

The delisting determination ended the aforementioned compliance period before its expiration because the Company’s stock prices have triggered the Low Priced Stocks Rule. The Company was provided until February 19, 2025 to request an appeal of the delisting determination to the Panel. On February 19, 2025, the Company has submitted the Company’s hearing request.

On March 19, 2025, the Company received a letter from Nasdaq confirming that its ordinary shares had maintained a closing bid price of at least $1.00 per share for 10 consecutive business days. As a result, Nasdaq determined that (i) the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, (ii) the hearing before the Panel scheduled for March 25, 2025, has been canceled, and (iii) the Company’s securities will continue to be listed and traded on The Nasdaq Stock Market.

Disposition of Lichen Education

On March 27, 2025, the Company entered into an agreement to transfer 100% of the equity interests in the Xiamen City Legend Education Services Company Limited (“Lichen Education”) to Mrs. Lina Li, who is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Lichen Education in exchange for cash consideration of RMB 7.91 million (approximately $1.10 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, Mrs. Lina Li will become the sole shareholder of Lichen Education and as a result, assume all assets and liabilities of Lichen Education owned. The transaction was closed on March 31, 2025.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Lichen International Limited’s ability to transfer cash to investors. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Lichen International Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to Lichen International Limited through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to BVI and BVI to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

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

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. On February 10, 2023, Lichen International Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. As of the date of this report, other than the above stated, no dividends, distributions or transfers has been made between Lichen International Limited and any of its subsidiaries. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

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

See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Corporate Structure - We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”.

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

Our Subsidiaries currently have, including the business license and agency bookkeeping license. The business license is a permit issued by China’s State Administration for Market Regulation that allows the company to conduct specific business within the government’s geographical jurisdiction. The agency bookkeeping license is issued by the financial department to enterprises, allowing enterprises to accept entrusted bookkeeping business. The business license and agency bookkeeping license are the only two permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. In addition, Lichen International Limited, Legend Consulting BVI and Legend Consulting HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this annual report.

In connection with our previous issuance of securities to foreign investors, as advised by our PRC counsel, Tianyuan Law Firm, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) although we are required to complete the filing procedure in connection with our offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our prior offshore offerings from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

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

As of the date of the annual report, Enrome LLP, our auditor for the fiscal years ended December 31, 2024 and 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections. TPS Thayer, our previous auditor for the fiscal year ended December 31, 2022, headquartered in Sugar Land, Texas, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and AHFCAA, and ultimately results in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years instead of three, and this ultimately could result in our Class A Ordinary Shares being delisted by and exchange. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings” on page 26. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China.”

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

B. Business Overview

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, as cited in the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional services in China for over 19 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in the PRC under our “Lichen” brand. With over 19 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

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

In recognition of our expertise and experience earned from over 18 years in the financial and taxation solution services industry, we have built up our reputation as a financial and taxation solution services provider of professional services in the PRC. From 2012 to 2023, we were recognized as one of the Top 50 Providers of Management Consulting Services in China for twelve consecutive years by the China Enterprise Confederation Management Advisory Committee. In 2024, we made our debut in one of the Top 10 Providers of Management Consulting Services in China.

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

Our team consists of internal consultants and external experts with extensive experience and knowledge in the financial and taxation solution services industry. As of the date of this annual report, our team is comprised of 47 external experts and 285 internal consultants of our company that are responsible for providing financial and taxation solutions to our customers. In particular, all of our internal consultants possess professional qualifications in accounting and the majority of our project managers or directors were intermediate accountants, senior accountants or certified public accountants, as of December 31, 2024. In addition, as of December 31, 2024, over 80.0% of our external experts were registered certified public accountants or registered certified tax agents, and over 85.0% of our external experts possessed a master’s degree or doctoral degree, with a number of them recognized as leading individuals in the financial and taxation field, who have served as lecturers in major universities in the PRC, published teaching materials, books and case studies on a wide range of taxation, risk management and corporate governance related subjects and have been granted awards or subsidies from the governmental bodies, including the State Council of the PRC.

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

The areas, contents and intended benefits of our financial and taxation related management consultation services are set out below:

Area of Services		Contents of Services	Intended benefits for customers
Cost management	●	Formulation of:	Assist our customers in improving workflow and systems to provide practical cost control solutions to achieve cost savings and improve profits
	-	Procurement policy (including procurement procedures, suppliers management and contract management)
	-	Payment policy (including credit assessment and credit policy)
	-	Inventory management policy (including inventory accounting and optimal inventory management)
	-	Production management (including control on raw materials, direct labor cost management and manufacturing expense management)

Financial risks management	●	Formulation of financial risk management procedures (including risk identification, risk measurement and risk control)	Assist our customers in identifying financial risks involved in business operation, provide practical solutions to rationalize customers’ financial conditions to analyze current financial risks and avoid future financial risks
	●	Assist customers in setting out a financial budget and formulating a capital plan
	●	Setting up financial risk warning system and crisis management system

Computerized financial information system	●	Selection of financial management software and servers	Assist our customers in transforming their manual financial information management system to a computerized system, to reduce human resource costs, increase data timeliness and accuracy and improve financial management efficiency and effectiveness
	●	Design of integration of business and financial processes
	●	Formulation of system standardization and financial accounting standardization
	●	Initial design of computerization works
	●	Operational tracking and improvement of computerization

Financial management system optimization	●	Formulation of cash budgets and plans	Assist clients in strengthening financial management concepts and financial management methods, developing financial analysis tools and evaluation systems to standardize financial management objectives, thereby improving corporate management efficiency and supporting corporate development strategies
	●	Establishment of comprehensive budget management
	●	Improvement of internal control system
	●	Development of finance team
	●	Formulation of financial analysis and financial evaluation system

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

4. Internal training and general consultation

Apart from financial and taxation related management consultation, internal control management consultation and annual or regular consultation services, we have commenced providing on-site internal training services to our customers since January 2019.

In addition, we also provide general consultation to our customers on an ad-hoc basis at customers’ requests on relatively simple matters, as compared to our other types of consultation services which generally involve more complicated, tailor-made and in-depth analysis and practical solution proposals.

Education Support Services

Our education support services are mainly provided to our Partnered Institutions. As of the date of this annual report, we collaborate with 10 Partnered Institutions in 5 provinces or municipalities and 10 cities in the PRC. The Partnered Institutions are education services providers which mainly engage in organization of various seminars, talks and training courses to entrepreneurs, senior executives, and financial and taxation executives, etc. From the personal and business networks of our management, as well as our marketing initiatives (being our talks, seminars hosted by the Partnered Institutions and the website shared by the Partnered Institutions), potential customers who wish to set up education institutions may approach us and initiate discussions with us, with an aim to becoming our Partnered Institutions.

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

For the years ended December 31, 2024, 2023, and 2022, the total revenue from our education support services was approximately $2.90 million, $3.73 million, and $4.41 million, representing approximately 6.98%, 9.38%, and 13.04%, respectively, of our total revenues for the same periods.

It is a key and crucial element of our Subsidiaries’ business model and marketing strategy to cooperate with the Partnered Institutions, which has created an important source of referrals for our Subsidiaries’ financial and taxation solution services. For the years ended December 31, 2024, 2023, and 2022, 121, 167, and 154, financial and taxation solution projects, respectively, were obtained from the referrals made by our Partnered Institutions, representing approximately 26.89%, 38.22%, and 38.79%, respectively, of the total number of financial and taxation solution projects and approximately 40.28%, 53.82%, and 50.67%, respectively, of the revenue of financial and taxation solution services during the same periods.

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

As of the date of this annual report, we have agreements with 10 Partnered Institutions, including Jinjiang Xingminqi Accounting Vocational Training School and Quanzhou City Lichen Accounting Vocational Training School, which are controlled by Ya Li, our CEO, and the rest of them are unrelated third parties. Set out below are the principal terms of the Partnership Agreement:

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

(i) Production and broadcasting of financial and taxation videos and programs

We believe that broadcasting our financial and taxation videos and programs on television and the internet can promote our brand image to a wider group of targeted audiences, by matching the content of the programs with the relevant television programs and/or internet websites and domains. Our external experts, internal consultants and senior management have participated in our promotional activities, such as appearing on television broadcasts and popular online video websites that feature our practical financial and taxation videos and programs. The television programs, which include the participation of our external experts, have been broadcasted on various selected television channels, while our videos, featuring our external experts, internal consultants and senior management, have been shown on popular and selected third-party online video platforms, such as iQIYI, Tencent Video, TouTiao, Sohu Video, Bilibili, Douyin, etc.

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

For the years ended December 31, 2024, 2023, and 2022, sales to our five largest customers amounted to approximately $2.02 million, $1.81 million, and $2.05 million, representing approximately 4.87%, 4.56%, and 6.07%, respectively, of our total revenue. As of the date of this annual report, we have no customer that accounts for more than 10% of our revenue.

Suppliers

Our suppliers primarily consist of the external experts, education and office materials providers, including education materials and textbooks, software developers and technology vendors, and a media company in the PRC. For the years ended December 31, 2024, 2023, and 2022, purchases from our five largest suppliers amounted to approximately $2.75 million, $2.09 million, and $1.92 million, which accounted for approximately 95.6%, 89.5%, and 76.59%, respectively, of our total purchases.

Research and Development

We place strong emphasis on the R&D of our services. In order to maintain our market position and to further expand market share in our services, it is paramount to continuously keep ourselves up-to-date with the latest market demand and trends and develop services, in our efforts to surpass the services offered by our competitors in terms of quality and practicality. For the years ended December 31, 2024, 2023, and 2022, we incurred R&D expenses of approximately $1.38 million, $1.19 million, and $1.06 million, respectively. Our R&D department is responsible for the development of teaching and learning materials on new topics for our Partnered Institutions, financial and taxation training software, and financial and taxation analysis software. As of the date of this annual report, all of the staff of our R&D department possess a tertiary education diploma or undergraduate degree.

Our R&D department is responsible for developing, updating and improving our software products for educational purposes and business and commercial use. As of the date of this annual report, we had 18 software technicians, with an average working experience of more than 17 years. All of them possessed a bachelor’s degree or master’s degree. The software R&D team identifies the needs of the market by obtaining feedback from our Partnered Institutions, receiving first-hand information on market needs, industry trends and practical experiences from our internal consultants and external experts through their interaction and exchanges with enterprise clients during their provision of financial and taxation solution services, observing offerings by our competitors and through internal discussion. Once a market need is identified, the software R&D team will conduct feasibility studies to assess the market demand and design detailed specifications on functions and performance.

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

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors - We have limited insurance coverage to protect us against all risks associated with our business operations.”

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

Regulations on Enterprise Income Tax

According to the Enterprise Income Tax Law which was issued by the National People’s Congress on March 16, 2007 and last revised and came into effect on December 29, 2018, and the Implementation Rules to the Enterprise Income Tax Law issued by the State Council on December 6, 2007 and effective on January 1, 2008 and was revised on April 23, 2019, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises, and will generally be subject to EIT at the rate of 25% of their global income. Under the Implementing Rules of the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. A circular issued by the State Administration of Taxation of the PRC in April 2009 and amended in 2017, regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprise”, which also clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to shareholders outside of the PRC. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. We believe that Lichen International Limited or any of our subsidiaries outside of China is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”.

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

Regulations on Dividend Distribution

Under our current corporate structure, the Company may rely on dividend payments from Lichen Zixun and Bondly Xiamen, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year as a statutory reserve fund, if any, to fund the reserve fund until the statutory reserves fund has reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of wholly foreign-owned enterprises may be distributed to the shareholders. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of December 31, 2024, 2023 and 2022. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million, $1.74 million and $0.79 million as of December 31, 2024, 2023 and 2022.

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

Currently, we are making contributions to the plans based on the minimum standards, although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors - Risks Relating to Doing Business in the People’s Republic of China - Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relating to Overseas Securities Offering and Listing

On 17 February 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on 31 March 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Where a listed company that has been issued and listed overseas transfer of listing, it shall report the specific situation to the CSRC within 3 working days from the date of the occurrence and announcement of relevant matters. See “Risk Factors - Risks Relating to Doing Business in the People’s Republic of China -The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.”

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of all of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Legend Consulting Limited (BVI)	British Virgin Islands	December 20, 2013
Legend Consulting Limited (HK)	Hong Kong SAR	January 8, 2014
Fujian Lichen Management Consulting Limited (PRC)	People’s Republic of China	April 14, 2004
Lichen Holding Singapore Pte. Ltd.	Singapore	December 28, 2023
Bondly Enterprises Limited (HK)	Hong Kong SAR	June 13, 2022
Xiamen Bondly Management and Consulting Company Limited (PRC)	People’s Republic of China	August 25, 2022

The following diagram illustrates the corporate structure of Lichen International Limited and its significant subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Real property

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to our operating subsidiaries in PRC.

Location	Description and tenure	Use of property	Approximate Gross Floor Area (sq.m.)

Office Premises in Xiamen and Six Car parking Spaces in the Basement (Units 13A, 13B, 13C, Level 13, No. 10 Hubin Bei Road, Siming District, Xiamen City, Fujian Province, PRC)	The property is subject to a right to use the land for a term until December 1, 2044 for office purposes.	Office	1,715.87

Office Premises in Shanghai (Level 28 of Zhongyi Building No. 1040 Caoyang Road Putuo District Shanghai City, PRC)	The property is subject to a right to use the land for a maximum term of 50 years for composite purpose.	Office	1,156.29

Office Premises in Xiamen (Room 202, Taishan Pavilion, Wuyi Garden, No.2 Yundang Road, Siming District)	The property is subject to a right to use the land for a term until March 1, 2065 for office purposes.	Office	120.44

Leased property

Lichen Zixun leased the following property in the PRC:

Location	Term	Use of property	Rent	Termination

Broadcasting studio in Beijing (LG1, Left Bank Community, 68 North Fourth Ring West Road, Haidian District, Beijing City, PRC)	April 1, 2022 to March 31, 2025；Renewed from April 1, 2025 to March 31, 2028	Broadcasting studio	RMB $650,000 per year	Either party may terminate this Agreement with thirty days prior written notice to the other party. Lichen Zixun may renew the lease with two-month’s written notice prior to the end of the lease. We intend to renew as of the date of this annual report.

Intellectual Property

Our “Lichen” brand is an important element of our business. The registered trademarks in the PRC are as follows:

Trademarks

Registrant	Trademark	Application Code	Category	Application Area

Lichen Zixun		14288203	35	Advertisement, business operations, business management, office management

Lichen Zixun		14288204	36	Financial evaluation, real estate evaluation, capital investment

Lichen Zixun		14288205	41	School, boarding school, training, coaching

Lichen Zixun		24220583	41	School, boarding school, training, coaching

Lichen Zixun	65114101	38	Network broadcasting, information transfer, video conferencing service

Lichen Zixun	65114094	42	Computer software maintenance, Software as a Service (SaaS), packaging design services

Lichen Zixun	65170613	9	Computer, data processing, communication and transmission

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating And Financial Review And Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, according to the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional and high-quality services in China for over 20 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in the PRC under our “Lichen” brand. With over 20 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

In recognition of our expertise and experience earned from over 20 years in the financial and taxation solution services industry, we have built up our reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in the PRC. From 2012 to 2023, we had been recognized as one of the Top 50 Providers of Management Consulting Services in China for twelve consecutive years by the China Enterprise Confederation Management Advisory Committee. In 2024, we made our debut in one of the Top 10 Providers of Management Consulting Services in China for the first time.

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

Key Components of Results of Operations

Comparison of Years Ended December 31, 2024, 2023 and 2022

The following table summarizes the consolidated results of our operations for the years ended December 31, 2024, 2023 and 2022:

(All amounts, other than percentages, in thousands of U.S. dollars)

	Years Ended December 31,
	2024	2023	2022
Revenues	$41,477	$39,759	$33,805
Cost of revenues	(15,803)	(15,439)	(13,613)
Gross profit	25,674	24,320	20,192
Operating expenses:
Selling and marketing	(12,529)	(3,124)	(2,111)
General and administrative	(17,696)	(8,937)	(7,433)
Total operating expenses	(30,225)	(12,061)	(9,544)
(Loss) Income from operations	(4,551)	12,259	10,648
Other income (expenses):
Interest income	163	38	60
Other income (expense), net	216	(709)	34
(Loss) Income before income taxes	$(4,172)	11,588	$10,742
Provision for tax expenses	(1,948)	(3,250)	(2,924)
Net (loss) income	$(6,120)	8,338	$7,818

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services and software and maintenance services. Our total revenue was approximately $41.48 million for the year ended December 31, 2024, compared to approximately $39.76 million for the year ended December 31, 2023, an increase of approximately $1.72 million, or 4.32%. Such increase was due to an approximately $2.52 million increase in revenue from financial and taxation solution services, an approximately $0.83 million decrease in revenue from our education support services, and an approximately $0.03 million increase in revenue from our software and maintenance services, which we began providing in the year ended December 31, 2019.

Revenue from financial and taxation solution services amounted to approximately $34.29 million, or 82.68% of total revenue, for the year ended December 31, 2024, increased by $2.52 million, or 7.93%, from approximately $8 31.77million for the year ended December 31, 2023. Such increase was mainly due to the continuous expansion of the branding, multi-channel marketing and the synergies generated by the acquisition of Bondly that brought new clients and orders. Since the Company has listed in February 2023, the quantity of the customers increased by 160 from 427, or 37.5% for the year ended December 31, 2023 to 587 for the year ended December 31, 2024.

Revenue from education support services decreased by $0.83 million, or 22.33%, from approximately $3.73 million or 9.38% of total revenue, for the year ended December 31, 2023, to approximately $2.90 million, or 6.98% of total revenue for the year ended December 31, 2024. Such decrease was primarily due to its strategic focus on financial and taxation solution business shifted from education support since last year.

Our operations for software and maintenance services began in March 2019. Revenue from this business amounted to approximately $4.29 million, or 10.34% of total revenue, for the year ended December 31, 2024, increased by $0.03 million, or 0.70%, from approximately $4.26 million for the year ended December 31, 2023. The revenue of software and maintenance services remains stable these two years.

Cost of revenue

Our cost of revenue includes employee salaries, registration fees paid to our partner institutions and amortization of software in software sales. Our cost of revenue increased by $0.36 million, or 2.36%, to approximately $15.80 million for the year ended December 31, 2024, from approximately $15.44 million for the year ended December 31, 2023. Such increase was in line with our increased revenue.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses increased by $9.41 million, or 301.06%, to approximately $12.53 million for the year ended December 31, 2024, from approximately $3.12 million for the year ended December 31, 2023. Such increase was primarily due to the strengthened multi-channel promotion and collaboration with well-known influencers of the company. As a percentage of revenue, selling and marketing expenses increased to 30.21% for the year ended December 31, 2024, from 7.86% for the year ended December 31, 2023.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, depreciation of property and equipment and amortization of intangible assets, share-based compensation and service expense related to acquisition. Our general and administrative expenses increased by $8.76 million, or 98.01%, to approximately $17.70 million for the year ended December 31, 2024, from approximately $8.94 million for the year ended December 31, 2023. As a percentage of revenue, general and administrative expenses increased to 42.66% for the year ended December 31, 2023, from 22.48% for the year ended December 31, 2023.

(Loss) Income from operations

As a result of the foregoing, we incurred loss from operations of approximately $4.55 million for year ended December 31, 2024 while we recorded income from operations of approximately $12.26 million for the year ended December 31, 2023.

Total other income (expense)

We had approximately $0.38 million in total other income for the year ended December 31, 2024, as compared to approximately $0.67 million in total other expense for the year ended December 31, 2023. Total other income (expenses) for the year ended December 31, 2024 consisted of other income, net, in the amount of approximately $0.22 million and interest income in the amount of approximately $0.16 million. Total other income (expenses) for the year ended December 31, 2023 consisted of other expense, net, in the amount of approximately $0.71 million and interest income in the amount of approximately $0.04 million.

Provision for income tax

We recorded income tax expenses of approximately $1.95 million for the year ended December 31, 2024, as compared to approximately $3.25 million for the year ended December 31, 2023; an decrease of approximately $1.30 million, or 40.06%. The decrease in income tax expense was primarily attributable to the losses incurred by the Company during the fourth quarter.

Net (loss) income

As a result of the cumulative effect of the factors described above, we incurred net loss amounted to approximately $6.12 million for the year ended December 31, 2024 while we recorded net income amounted to approximately $8.34 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

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

5.B. Liquidity and Capital Resources.

Cash Flow Summary

The following table presents an overview of cash flows for the periods indicated:

(All amounts, other than percentages, in thousands of U.S. dollars)

	Years Ended December 31,
	2024	2023	2022

Net cash (used in) provided by operating activities	$(5,572)	$557	$10,766
Net cash used in investing activities	(9,888)	(9,865)	(2,842)
Net cash provided by (used in) financing activities	13,087	14,098	(327)
Effects of exchange rate changes on cash	3,229	(1,533)	(1,843)
Net increase in cash	$856	$3,257	$5,754

Operating Activities:

Net cash used in operating activities was approximately $5.57 million for the year ended December 31, 2024, as compared to net cash provided by operating activities was approximately $0.56 million for the year ended December 31, 2023. For the year ended December 31, 2024, net cash used in operating activities was mainly resulted from the net loss of $6.12 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $2.99 million, share-based compensation in the amount of approximately $3.41 million and accounts receivable in the amount of $0.64 million, offset by the prepayments and other current assets in the amount of approximately $4.75 million, accrued liabilities and other current liabilities in the amount of approximately $0.71 million and taxes payable in the amount of approximately $0.60 million. Net cash provided by operating activities was approximately $0.56 million for the year ended December 31, 2023, as compared to approximately $10.77 million for the year ended December 31, 2022. For the year ended December 31, 2023, net cash provided by operating activities was mainly resulted from the net income of $8.34 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $3.00 million and the deferred IPO costs in the amount of approximately $1.10 million offset by the accounts receivable in the amount of $0.98 million, prepayments and other current assets in the amount of $9.70 million and the due to the related parties in the amount of approximately $1.07 million. For the year ended December 31, 2022, net cash provided by operating activities was mainly resulted from the net income of $7.82 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $2.73 million and the due to the related parties in the amount of approximately $1.02 million, offset by the deferred IPO costs in the amount of approximately $1.10 million and the prepayments and other current assets in the amount of approximately $0.71 million.

Investing Activities

Net cash used in investing activities was approximately $9.89 million for the year ended December 31, 2024, as compared to approximately $9.87 million in net cash used in investing activities for the year ended December 2023. Net cash used in investing activities for the year ended December 31, 2024 was primarily attributable to the deposit of AI software in the amount of approximately $5.90 million and cash consideration related to purchase of Bondly HK in the amount of approximately $3.82 million, while net cash used in investing activities was approximately $9.87 million for the year ended December 31, 2023, as compared to approximately $2.84 million in net cash used in investing activities for the year ended December 2022. Net cash used in investing activities for the year ended December 31, 2023 mainly resulted from the purchases of property and equipment, net in the amount of approximately $2.06 million, purchase of intangible assets in the amount of approximately $3.20 million and the deposit of Haicang property in the amount of $4.60 million. Net cash provided in investing activities for the year ended December 31, 2022 mainly resulted from the purchases of property and equipment, net in the amount of approximately $1.95 million and purchase of intangible assets in the amount of approximately $0.89 million.

Financing Activities:

Net cash provided by financing activities was approximately $13.09 million for the year ended December 31, 2024 consisted of proceeds from issuance of Class A ordinary shares in the amount of approximately $12.22 million and the due to a related party amounted to approximately $0.86 million. Net cash provided by financing activities was approximately $14.10 million for the year ended December 31, 2023 consisted entirely of the proceeds of IPO in the amount of approximately $14.10 million. Net cash used in financing activities was approximately $0.33 million for the year ended December 31, 2022 consisted entirely of repayments on short-term loans in the amount of approximately $0.33 million.

Accounts receivable and allowance for credit losses

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. There was no allowance for credit losses set up by the Company as of December 31, 2024, 2023 and 2022, respectively.

Capital Expenditures

We made capital expenditures of approximately $9.89 million, approximately $9.87 million and approximately $2.84 million for the years ended December 31, 2024, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for the development for our software, acquisition of potential company and purchasing the office located in Shanghai for our operation. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

Off-Balance Sheet Commitments and Arrangements

On January 28, 2025, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 42,500,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.08 per share, and for an aggregate purchase price of $3,400,000 (the “Offering”). The Company has received net proceeds of approximately $3,052,000.00 from the issuance and sale of the Class A Ordinary Shares on February 3, 2025, after deducting the offering expenses.

On February 7, 2025, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bondly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 40% of the equity interest of the Target at the total purchase price of US$5,330,000. The Securities Purchase Agreements and the transaction contemplated thereby, have been approved by the Company’s board of directors. On February 26, 2025, the Company completed the payment of US$5,330,000. The transaction then has been closed.

On February 10, 2025, the Board approved a one-for-two-hundred (1:200) Reverse Split of the Company’s issued and unissued Class A and Class B ordinary shares.

On March 27, 2025, the Company entered into an agreement to transfer 100% of the equity interests in the Xiamen City Legend Education Services Company Limited (“Lichen Education”) to Mrs. Lina Li, who is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Lichen Education in exchange for cash consideration of RMB 7.91 million (approximately $1.10 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, Mrs. Lina Li will become the sole shareholder of Lichen Education and as a result, assume all assets and liabilities of Lichen Education owned. The transaction was closed on March 31, 2025.

Additionally, the Company has officially changed its name from Lichen China Limited to Lichen International Limited. This name change was duly approved by the Company’s shareholders on February 10, 2025.

We did not have any other off-balance sheet commitments or arrangements as of December 31, 2024.

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

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

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

Education support services - Provision of marketing, operation and technical support services

Revenues from provision of marketing, operation and technical support services from the partnered institutions is recognized on a straight-line basis over the term of the agreement. The transaction price inclusive of value added tax as received from customers in advance is recognized as a contract liability at the time of the initial transaction and is released on a straight-line basis over the period of service (usually one year).

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

Contract liabilities

Contract liability is recorded when a payment is received from a customer before the Company transfers the related services. Contract liability is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the years ended December 31,
	2024	2023	2022
Financial and taxation solution services	$34,293	$31,772	$26,278
Education support services	2,897	3,730	4,409
Software and maintenance services	4,287	4,257	3,118
Revenue	$41,477	$39,759	$33,805

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Group’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2024, 2023 and 2022, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2024, 2023 and 2022, the advertising expenses amounted to approximately $11.87 million, $2.37 million and $1.43 million, respectively.

Comprehensive (loss) income

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

(Loss) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2024, 2023 and 2022.

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Accounting Standards Codification (“ASC”) 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and the carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and due to the related parties, approximate their recorded values due to their short-term maturities as of December 31, 2024 and 2023.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ya Li	45	Chief Executive Officer, Chairman of the Board, and Director
Zhixiang Fang	52	Chief Financial Officer
Yi Deng	44	Director
Zhihuang Deng (1)(2)(3)	55	Independent Director
Robert Bodenstein (1)(2)(3)	62	Independent Director
Jingyu Lian (1)(2)(3)	49	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Yi Deng, Director

Mr. Deng has been a member of our Company for over 15 years. He was appointed as a director of our Company on April 15, 2018. Since December 2013, Mr. Deng became a deputy general manager of Lichen Zixun. He is primarily responsible for overseeing the overall operations.

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

Zhihuang Deng, Independent Director and Chair of Compensation Committee

Mr. Deng has served as a director of our Company since February 2023. Mr. Deng has over 25 years of experience in legal practice in the PRC. Since June 2020, he has been appointed as the independent director and serving as the chairman of the compensation committee and a member of each of the audit committee and nomination committee of Yik Wo International Holdings Ltd., a company listed on GEM of the Stock Exchange (stock code: 8659). He is responsible for, among other things, evaluating the performance of directors and senior management, monitoring the integrity of the company’s financial statements and annual reports and accounts, reviewing the company’s financial controls and risk management and internal control systems and making recommendations on any proposed changes to the board of directors to complement the company’s corporate strategy. In July 2019, Mr. Deng became a senior partner at Beijing Yingke (Fuzhou) Law Firm. Mr. Deng was a senior partner at Fujian Zhixinheng Law Firm from October 2005 to June 2019. Mr. Deng became a lawyer at Fujian Huawei Law Firm from April 2005 to October 2005. From April 1995 to March 2005, Mr. Deng was a prosecutor of Fujian Province Fuzhou City People’s Procuratorate.

Mr. Deng obtained his bachelor’s degree in law from Fujian Normal University in June 1992. After graduation, Mr. Deng became a lecturer at Fujian Mechanical and Electrical School (currently known as Fujian University of Technology) from August 1992 to April 1995.

Robert Bodenstein, Independent Director

Mr. Bodenstein has served as a director of our Company since February 2024. Mr. Bodenstein has over 40 years of experience in business consulting and marketing consulting, specializing in providing management consulting services, developing business development strategies, business evaluation, and information technology (IT) and strategic management of sustainability. He was the co-founder in two IT start-ups and has served as a member of the board in various funding organizations. Besides, he has delivered projects in Europe, Middle East, and Asia. He has previously worked with clients in different industries such as tourism, trade, and IT, and international companies of different sizes. Mr. Bodenstein received his MBA Degree in General Management from the Joseph-Schumpeter Institut Wels, School of Applied Studies. He is a Certified Management Consultant (CMC).

Jingyu Lian, Independent Director and Chair of Audit Committee and Nominating Committee

Ms. Jingyu Lian has over 15 years of experience in accounting practice in the PRC. Since April 2, 2025, she has been appointed as the director, the chair of the audit committee, the chair of the nominating committee and a member of the compensation committee of the Company. Ms. Lian has served as deputy chief accountant at Xiamen Taixin CPA Ltd. since December 2018, where she provides comprehensive financial and tax solutions to multiple PRC IPO companies throughout their listing process and post-listing compliance. From March 2010 to December 2018, Ms. Lian served as senior project manager at BDO China Shu Lun Pan CPAs LLP (Xiamen), where she led audit and liquidation projects for enterprises. Ms. Lian possesses extensive practical experience in IPO audits for multiple PRC companies, taxation, finance, and capital markets. Ms. Lian holds a Medium Level Accountant qualification in the PRC and is a Certified Public Accountant of China. She earned her bachelor’s degree in accounting from Hubei University in 2010.

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB5,092,614 (approximately US$715,086), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2023, we paid an aggregate of RMB4,946,072 (approximately US$701,895), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2022, we paid an aggregate of RMB2,786,641 (approximately US$414,304), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors.

Share Incentive Plan

In September 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 15,000 Class A ordinary shares. As of the date of this annual report, 10,100 Class A ordinary shares have been granted and outstanding, of which 1,550 shares are granted to certain of our management members and directors.

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

Name	Number of Shares Granted		Date of Grant
Ya Li, Chief Executive Officer, Chairman of the Board, and Director	500	*	March 12, 2024
Zhixiang Fang, Chief Financial Officer	500	*	March 12, 2024
Yi Deng, Director	500	*	March 12, 2024
Zhihuang Deng, Independent Director	25	*	March 12, 2024
Lourdes Felix, Independent Director(1)	13	*	March 12, 2024
Kipton Cariaga, Independent Director(2)	13	*	March 12, 2024

Note:	* Less than 1% of our total outstanding shares.

(1)	On April 2, 2025, Ms. Lourdes Felix tendered her resignation as a director and the chair of the audit committee of the Company.

(2)	On April 2, 2025, Mr. Kipton Cariaga tendered his resignation as a director and the chair of the nominating Committee of the Company.

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

Audit Committee. Our Audit Committee consists of Mr. Zhihuang Deng, Mr. Robert Bodenstein and Ms. Jingyu Lian since April 2, 2025. Ms. Jingyu Lian serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Jingyu Lian qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment;

●	Re-appoint and remove of the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Mr. Zhihuang Deng, Mr. Robert Bodenstein and Ms. Jingyu Lian. Mr. Zhihuang Deng serves as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee. Our nominating committee consists of Mr. Zhihuang Deng, Mr. Robert Bodenstein and Ms. Jingyu Lian. Ms. Jingyu Lian serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

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

6.D. Employees

As of the date of this annual report, we have 452 employees. All of our employees are located in the PRC.

The following table sets out the number of our employees, excluding external experts, categorized by functions as of the date of this annual report:

Function	Number of Employees
Management	16
Finance	12
Research and Development	55
Human Resource Administration	9
Operating Center	61
Quality Control Center	14
Consultation Service Center	285
Total	452

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

The calculations in the table below are based on 716,825 Class A Ordinary Shares and 45,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares will be entitled to one (1) vote per share. Holders of Class B Ordinary Shares will be entitled to ten (10) votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

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

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)		Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Ya Li (3)	500	*		45,000	100%	38.61%
Zhixiang Fang	500	*		-	-	-
Yi Deng	500	*		-	-	-
Zhihuang Deng	25	*		-	-	-
Robert Bodenstein	-	-		-	-	-
Jingyu Lian	-	-		-	-	-
All executive officers and directors as a group (5 persons)	1,551	*	%	45,000	100%	38.70%

5% or Greater Shareholders
Silver Sky Investment Limited (3)	-	-		45,000	100%	38.61%

*	< 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 716,825 Class A Ordinary Shares and 45,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Share are entitled to one (1) vote per share. Holders of Class B Ordinary Shares are entitled to ten (10) votes per share.

(3)	Ya Li is deemed to beneficially own 45,000 Class B Ordinary Shares through Silver Sky Investment Limited, a British Virgin Islands company holding 45,000 shares of our Class B Ordinary Shares. Ya Li has the sole voting and dispositive power of all the shares held by Silver Sky Investment Limited.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, 2023, and 2022:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	2024	2023	2022
Provision of marketing, operation and technical support services to Jinjiang School	$-	$48	$67
Provision of marketing, operation and technical support services to Quanzhou School	-	60	126
Processing of academic education applications to Jinjiang School	-	101	183
Processing of academic education applications to Quanzhou School	-	107	234
Sales of teaching and learning materials to Jinjiang School	-	74	71
Sales of teaching and learning materials to Quanzhou School	-	49	62
Online training to Jinjiang School	-	28	37
Online training to Quanzhou School	-	16	35
Total revenues – related parties	$-	$483	$815

ii)	Significant balances with related parties were as follows:

	2024	2023
	In thousands of USD
Due to a related party
Ya Li	866	-
Total	$866	$-

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Business and Industry - We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that our teaching and learning materials supplied to the Partnered Institutions under the Partnership Agreements or our self-developed software do not or will not infringe intellectual property rights of third parties”.

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

If we determine to pay dividends on any of our Class A or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4.B. - Regulation-Regulations on Foreign Currency Exchange” and “Item 4.B. - Regulation-Regulations on Dividend Distribution.”

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

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Two shareholders present in person or by proxy shall be a quorum. For so long as any shares are listed on the Nasdaq Capital Market (and any other stock exchange on which the Company’s shares are listed for trading), one or more shareholders holding shares that represent not less than one-third of the outstanding issued shares carrying the right to vote at such general meeting shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. The chairman, if any, of our Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the general meeting, or is unwilling to act, the directors present shall elect one of their number to be chairman of the general meeting.

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

Winding Up

On a return of capital on winding up, assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares in proportion to the capital paid up. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up.

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

Exempted Company

We are an exempted company with limited liability under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands. An exempted company:

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Lichen International Limited’s ability to transfer cash to investors. See “Item 3 - Transfers of Cash between Our Company and Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Lichen International Limited meets all of the conditions above. Lichen International Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Lichen International Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Lichen International Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Lichen International Limited is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Class A Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors - Risks Relating to Doing Business in China - Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Based upon our income and assets and the value of our Class A Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2024 and 2023, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and 2023 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. (See “-People’s Republic of China Taxation”). In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

Initial Public Offering

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

As of the date of this annual report, we used US$14.1 million of the net proceeds received from our initial public offering for internal investment, deposit for potential acquisition, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

May 2, 2024 Registered Direct Offering

On May 2, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,380,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.70 per share, and for an aggregate purchase price of $7,266,000 (the “Offering”). The Offering closed on May 13, 2024. The Company received gross proceeds of approximately $7,266,000 from the issuance and sale of the Class A Ordinary Shares, before deducting the estimated offering expenses payable by the Company.

December 26, 2024 Registered Direct Offering

On December 26, 2024, the Company entered into a securities purchase agreement (the “First Closing Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering ( “December 26 Registered Direct Offering”): (i) 10,433,333 shares of Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.00004 per share (the “First Closing Shares”), at a purchase price of $0.14 per share; and (ii) pre-funded warrants to purchase up to 9,566,667 Class A Ordinary Shares (the “First Closing Pre-Funded Warrants”) at a purchase price of $0.139 per First Closing Pre-Funded Warrant.

December 26 Registered Direct Offering closed on December 27, 2024. The Company received approximately $2.8 million in gross proceeds from December 26 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

On December 26, 2024, the Company entered into a placement agency agreement (the “First Closing Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with December 26 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the First Closing Shares and the First Closing Pre-Funded Warrants. In addition, under the First Closing Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with December 26 Registered Direct Offering in an amount not to exceed $50,000.

December 29, 2024 Registered Direct Offering

On December 29, 2024, the Company entered into a securities purchase agreement (the “Second Closing Purchase Agreement”) with the same Purchasers, pursuant to which the Company agreed to issue and sell, in a registered direct offering ( “December 29 Registered Direct Offering”): (i) 13,200,000 Class A Ordinary Shares (the “Second Closing Shares”), at a purchase price of $0.125 per share; and (ii) pre-funded warrants to purchase up to 11,800,000 Class A Ordinary Shares (the “Second Closing Pre-Funded Warrants”) at a purchase price of $0.124 per Second Closing Pre-Funded Warrant.

December 29 Registered Direct Offering closed on December 31, 2024. The Company received approximately $3.1 million in gross proceeds from December 29 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from December 29 Registered Direct Offering for working capital and general corporate purposes.

On December 29, 2024, the Company entered into a placement agency agreement (the “Second Closing Placement Agency Agreement”) with Univest, pursuant to which the Company engaged Univest as the exclusive placement agent in connection with December 29 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Second Closing Shares and the Second Closing Pre-Funded Warrants. In addition, under the Second Closing Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with December 29 Registered Direct Offering in an amount not to exceed $50,000.

January 28, 2025 Registered Direct Offering

On January 28, 2025, Lichen China Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (“January 28 Registered Direct Offering”): (i) 20,933,333 shares of Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.00004 per share (the “Shares”), at a purchase price of $0.08 per share; and (ii) pre-funded warrants to purchase up to 21,566,667 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.079 per Pre-Funded Warrant.

January 28 Registered Direct Offering closed on January 29, 2025. The Company received approximately $3.4 million in gross proceeds from January 28 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

On January 28, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with January 28 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with January 28 Registered Direct Offering in an amount not to exceed $50,000.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness  that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3.D. Risk Factors-Risks Relating to Our Business- If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Zhihuang Deng, Mr. Robert Bodenstein and Ms. Jingyu Lian and is chaired by Ms. Jingyu Lian. Mr. Zhihuang Deng, Mr. Robert Bodenstein and Ms. Jingyu Lian each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Jingyu Lian qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024 and 2023. Audit services provided by Enrome LLP for fiscal years ended December 31, 2024 and 2023 included the examination of the consolidated financial statements of the Company. TPS Thayer, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended December 31, 2022. Audit services provided by TPS Thayer, LLC for fiscal years ended December 31, 2022 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP and TPS Thayer, LLC, our independent registered public accounting firms, for the periods indicated.

	Year ended December 31,
Services	2024	2023
	US$	US$
Audit Fees(1) - TPS Thayer, LLC	-	40,000
Audit Fees (1) - Enrome LLP	180,000	180,000
Audit-Related Fees (2)	50,000	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	230,000	220,000

Note 1:	“Audit fees” include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.
2:	“Audit-related fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
3.	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.
4.	“All other fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

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

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors-Risks Relating to Our Class A Ordinary Share- Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	The Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on February 12, 2025)

2.1*	Description of the Registrant’s Securities

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

2.3	Pre-Funded Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on December 17, 2024)

2.4	Pre-Funded Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on January 3, 2025)

2.5	Pre-Funded Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.2 to our report on Form 6-K filed with the SEC on January 3, 2025)

2.6	Pre-Funded Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on January 31, 2025)

4.1	Translation of Employment Agreement by and between Lichen Zixun and Ya Li (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.2	Translation of Employment Agreement by and between Lichen Zixun and Zhixiang Fang (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.3	Translation of Employment Agreement by and between Lichen Zixun and Yi Deng (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.4	Director Offer Letter by and between the Registrant and Zhihuang Deng (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.5	Director Offer Letter by and between the Registrant and Lourdes Felix (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.6	Director Offer Letter by and between the Registrant and Kipton Cariaga (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.7	Translation Form of the Expert Corporation Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.8	Translation Form of the Partnership Agreement (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.9	Director Offer Letter by and between the Registrant and Robert Bodenstein (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed with the SEC on April 4, 2025)

4.10	Director Offer Letter with Jingyu Lian (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on April 4, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F filed with the SEC on April 4, 2025)

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of TPS Thayer, LLC

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on April 4, 2025)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lichen International Limited

By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

Date: April 28, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LICHEN INTERNATIONAL LIMITED AND SUBSIDIARIES

For The Year Ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Lichen International Limited (formerly known as “Lichen China Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lichen International Limited and its subsidiaries (the “Company”), as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2024 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Emphasis of Matters

Restatement adjustments for changes in share consolidation

The consolidated financial statements of the Company as of December 31, 2022 was audited by other auditor. As described in Note 21, the Company adjusted all shares and per share data periods presented for the shares consolidation. We audited the adjustments that were applied to restate the disclosure for share consolidation reflected in the December 31, 2022 consolidated financial statements to retrospectively apply the effects of the share consolidation that occurred subsequent to the year ended December 31, 2022. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2022 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2022 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Lichen China Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lichen China Limited and subsidiaries (collectively, the “Company”), as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of two years period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the two years period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, Texas

May 1, 2023

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2024	2023
Assets
Current assets:
Cash	$26,712	$25,856
Accounts receivable and contract assets	4,263	4,463
Inventories	67	87
Prepayments, deposits, and other current assets	2,968	9,725
Total current assets	34,010	40,131

Long-term investment	145	-
Property and equipment, net	13,693	14,626
Intangible assets, net	11,052	6,028
Right-of-use assets	61	129
Goodwill	4,454	-
Other assets	16,425	4,631
Total assets	$79,840	$65,545

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$55	$61
Accrued expenses and other current liabilities	1,627	1,312
Contract liabilities	696	1,034
Taxes payable	970	1,589
Due to the related parties	866	-
Lease liabilities	56	95
Total current liabilities	4,270	4,091

Lease liabilities	5	34
Total non-current liability	5	34
Total Liabilities	4,275	4,125

Commitments and contingencies	-	-

Shareholders’ equity:
Class A Ordinary Share, $0.008 par value, 1,000,000,000 shares authorized; 449,500 and 87,500 shares issued and outstanding, respectively[1]	4	1
Class B Ordinary Share, $0.008 par value, 250,000,000 shares authorized; 45,000 shares issued and outstanding[1]	*	*
Additional paid-in capital	33,355	14,893
Statutory surplus reserves	1,737	1,737
Retained earnings	42,083	48,222
Accumulated other comprehensive loss	(3,997)	(3,433)
Total Lichen International Limited’s shareholders’ equity	73,182	61,420
Non-controlling interest	2,383	-
Total shareholders’ equity	75,565	61,420

Total liabilities and shareholders’ equity	$79,840	$65,545

*	Represents amount less than $1,000.

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2024	2023	2022
Revenues
Financial and taxation solution services	$34,293	$31,772	$26,278
Education support services	2,897	3,730	4,409
Software and maintenance services	4,287	4,257	3,118
Total revenues	41,477	39,759	33,805
Cost of revenues	(15,803)	(15,439)	(13,613)
Gross profit	25,674	24,320	20,192

Operating expenses:
Selling and marketing	(12,529)	(3,124)	(2,111)
General and administrative	(17,696)	(8,937)	(7,433)
Total operating expenses	(30,225)	(12,061)	(9,544)

(Loss) Income from operations	(4,551)	12,259	10,648

Other income (expenses):
Other income (expense), net	216	(709)	34
Interest income	163	38	60

(Loss) Income before income taxes	(4,172)	11,588	10,742

Provision for income tax	(1,948)	(3,250)	(2,924)

Net (loss) income	$(6,120)	$8,338	$7,818
Less: Net loss attributable to non-controlling interests	(19)	-	-
Net (loss) income attributable to Lichen International Ltd	(6,139)	8,338	7,818

Other comprehensive loss:
Foreign currency translation adjustments	(564)	(1,433)	(3,541)
Comprehensive (loss) income	$(6,684)	$6,905	$4,277
Less: comprehensive income (loss) attributable to non-controlling interests:	-	-	-
Comprehensive loss (income) attributable to the Company	$(6,684)	$6,905	$4,277

Weighted average number of ordinary shares outstanding – basic and diluted[1]	175,897	130,363	112,500

(Loss) Earnings per ordinary share – basic and diluted[1]	(34.79)	63.96	69.50

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$ 0.008 par value)[1]		Class B Ordinary Shares (US$ 0.008 par value) [1]			Additional paid-in capital	Statutory surplus reserve	Retained Earnings	Accumulated other comprehensive income (loss)	Total Lichen International Ltd shareholders’ equity	Non-controlling interests	Total Shareholders’ equity
Balance as of December 31, 2021	67,500	$1	45,000		*	$1,487	$789	$33,014	$1,541	$36,832	$-	$36,832
Net income	-	-	-		-	-	-	7,818	-	7,818	-	7,818
Foreign currency translation	-	-	-		-	-	-	-	(3,541)	(3,541)	-	(3,541)
Balance as of December 31, 2022	67,500	$1	45,000	$	*	$1,487	$789	$40,832	$(2,000)	$41,109	$-	$41,109
Net income								8,338		8,338		8,338
Net Proceeds from the initial public offering	20,000	*			-	13,406			-	13,406	-	13,406
Appropriation of for statutory reserve	-	-	-		-	-	948	(948)	-	-	-	-
Foreign currency translation adjustments	-	-	-		-	-	-	-	(1,433)	(1,433)	-	$(1,433)
Balance as of December 31, 2023	87,500	$1	45,000	$	*	$14,893	$1,737	$48,222	$(3,433)	$61,420	$-	$61,420
Net loss								(6,139)	-	(6,139)	19	(6,120)
Ordinary shares issue for cash	351,900	3	-		-	15,049	-	-	-	15,052	-	15,052
Share based compensation (Note 15)	10,100	*	-		-	3,413	-	-	-	3,413	-	3,413
Business acquisition	-	-	-		-	-	-	-	-	-	2,364	2,364
Foreign currency translation adjustments	-	-	-		-	-	-	-	(564)	(564)	-	(564)
Balance as of December 31, 2024	449,500	$4	45,000	$	*	$33,355	$1,737	$42,083	$(3,997)	$73,182	$2,383	$75,565

*	Represents amount less than $1,000.

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	2024	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(6,120)	$8,338	$7,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	691	681	651
Amortization of intangible assets	2,063	2,150	1,958
Amortization of right-of-use assets	121	92	72
Amortization of other assets	115	72	50
Investment income	(6)	-	-
Share-based compensation	3,413	-	-
Changes in operating assets and liabilities:
Accounts receivable and contract assets	642	(982)	66
Prepayments and other current assets	(4,746)	(9,697)	(712)
Deferred IPO costs	-	1,095	(1,095)
Right-of-use assets	(121)	(161)	-
Due from the related party	-	-	397
Accounts payable	(4)	(98)	51
Contract liabilities	(326)	(94)	(20)
Accrued expenses and other current liabilities	(712)	(362)	548
Due to the related parties	-	(1,066)	1,016
Tax payables	(601)	551	(45)
Inventories	19	38	11
Net cash (used in) provided by operating activities	(5,572)	557	10,766

Cash Flows from Investing Activities:
The deposits for AI software	(5,897)	-	-
Acquisition of Bondly HK	(3,815)	-	-
Purchases of property and equipment	(36)	(3,204)	(1,950)
Purchase of intangible assets	-	(2,063)	(892)
The deposits for Haicang property	-	(4,598)	-
The deposits for potential acquisition	(140)	-	-
Net cash used in investing activities	(9,888)	(9,865)	(2,842)

Cash Flows from Financing Activities:
Repayments on short-term loans	-	-	(327)
Ordinary shares issued for cash	12,221	-	-
Due to the related parties	866	-	-
Proceeds from IPO	-	14,098	-
Net cash provided by (used in) financing activities	13,087	14,098	(327)

Effect of exchange rate changes on cash and cash equivalents	3,229	(1,533)	(1,843)

Net increase in cash and cash equivalents	856	3,257	5,754
Cash at the beginning of year	25,856	22,599	16,845

Cash at the end of year	$26,712	$25,856	$22,599

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$2,407	$2,630	$2,955
Cash paid for interest expense	$-	$-	$1
Supplemental disclosures of non-cash information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$54	$23	$266
Purchase of intangible assets prepaid in prior year	$2,808	$667	$2,081

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND NATURE OF OPERATIONS

Legend China Limited was incorporated in the Cayman Islands on April 13, 2016 as a limited liability company. Pursuant to a special resolution dated November 8, 2016, Legend China Limited changed its name to Legend China Ltd. Pursuant to a special resolution dated April 6, 2017, Legend China Ltd. changed its name to Lichen China Limited. Pursuant to a special resolution dated February 10, 2025, Lichen China Limited changed its name to Lichen International Limited (“Lichen”).

Lichen is an investment holding company. Through its wholly owned subsidiaries, Lichen is principally engaged in the provision of: (i) financial and taxation solution services; (ii) education support services to partnered institutions; and (iii) software and maintenance services.

Lichen owns 100% interests in its subsidiaries. The following diagram illustrates the corporate structure of Lichen International Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024:

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Legend Consulting Investments Limited (“Legend Consulting BVI”)	The British Virgin Islands (“BVI”)	December 20, 2013	100%	Investment holding
Legend Consulting Limited (“Legend Consulting HK”)	Hong Kong	January 8, 2014	100%	Investment holding
Lichen Holding Singapore Pte. Ltd. (“Lichen Singapore”)	Singapore	December 28, 2023	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Fujian Province Lichen Management and Consulting Company Limited (“Lichen Zixun”)	Fujian, the People’s Republic of China (“PRC”)	April 14, 2004	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Xiamen City Legend Education Services Company Limited (“Lichen Education”)	Fujian, the People’s Republic of China (“PRC”)	July 30, 2014	100%	Provision of financial and taxation solution services and education support services
Bondly Enterprises Limited (“Bondly HK”)	Hong Kong	June 13, 2022	60%	Investment holding
Xiamen Bondly Management and Consulting Company Limited (Bondly XM)	Fujian, the People’s Republic of China (“PRC”)	August 25, 2022	60%	Provision of financial and taxation solution services

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

The acquisition of 60% of the equity interest in Bondly HK was completed on July 29, 2024. Bondly HK is an investment holding company wholly owned by Legend Consulting HK.

Bondly XM, which is wholly owned and established by Bondly HK on August 25, 2022, is engaged in providing financial and taxation solution services.

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

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the BVI-registered entity, Hong Kong-registered entity, Singapore-registered entity, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimate and assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include, allowance for credit losses, useful lives of long-lived assets, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Accounting Standards Codification (“ASC”) 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

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

Translation adjustments included in accumulated other comprehensive loss amounted to 4.00 million, 3.43 million and $2.00 million as of December 31, 2024, 2023 and 2022, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	December 31, 2024	December 31, 2023	December 31, 2022
Period-end RMB: US$1 exchange rate	7.1884	7.0827	6.9646
Period-end HK$: US$1 exchange rate	7.7625	7.8157	7.7967

	December 31, 2024	December 31, 2023	December 31, 2022
Period-average RMB: US$1 exchange rate	7.1217	7.0467	6.7261
Period-average HK$: US$1 exchange rate	7.8024	7.8282	7.8310

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

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and due to the related parties, approximate their recorded values due to their short-term maturities as of December 31, 2024 and 2023.

Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. The Company maintains most of its bank accounts in the Cayman and mainland of China.

Accounts receivable and allowance for credit losses

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. There was no allowance for credit losses set up by the Company as of December 31, 2024 and 2023, respectively.

Contract assets

Contract assets represent the Company’s right to consideration in exchange for goods and service performed, which invoice has not been issued.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of December 31, 2024 and 2023, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepayments, deposits, and other current assets

Represents cash due from the investors, prepaid service fee. The deposits are refundable and bear no interest pursuant to terms of contract. The cash due from the investors was received in January 2025.

Long-term investments

The Company’s long-term investments primarily consist of equity investments accounted for using the equity method and other investments accounted for at fair value.

Equity investments accounted for using the equity method

The Group applies the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323 Investment—Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment loss, net (including impairments)” in the consolidated statements of operations and comprehensive loss when the decline in value is determined to be other-than-temporary.

Investments accounted for at fair value

In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment loss, net (including impairments)”.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Useful Life	Estimated Residual Value
Building	20-50 years	5%
Motor vehicles	10 years	5%
Furniture and equipment	3-5 years	5%
Office improvements	3-5 years	0%

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets consist primarily of software acquired and customer relationship, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 5-10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and the carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Other assets

Represents cash deposited for potential acquisition, real estate developer and software development service. The deposits are refundable and bear no interest pursuant to terms of contract. The property under development is commitment to be completed by the end of 2028.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the years ended December 31, 2024 and 2023. There can be no assurance that future events will not have impact on the Company’s revenue or financial position which could result in impairment in the future.

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

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use assets as of December 31, 2024 and 2023.

Share-based compensation

The Company accounts for stock-based compensation to employees in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including the equity incentive plan, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination. Effective January 1, 2024, the Company adopted ASU 2018-07 for the accounting of share-based payments granted to non-employees for goods and services and no material impacts to the Financial Statements.

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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

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

Education support services - Provision of marketing, operation and technical support services

Revenues from provision of marketing, operation and technical support services from the partnered institutions is recognized on a straight-line basis over the term of the agreement. The transaction price inclusive of value added tax as received from customers in advance is recognized as a contract liability at the time of the initial transaction and is released on a straight-line basis over the period of service (usually one year).

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

Contract liabilities

Contract liability is recorded when a payment is received from a customer before the Company transfers the related services. Contract liability is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the years ended December 31,
	2024	2023	2022
Financial and taxation solution services	$34,293	$31,772	$26,278
Education support services	2,897	3,730	4,409
Software and maintenance services	4,287	4,257	3,118
Revenue	$41,477	$39,759	$33,805

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Company’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures. The Company does not distinguish between markets or segments for the purpose of internal reports. The Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Company has only one reportable segment.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2024, 2023 and 2022, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2024, 2023 and 2022, the advertising expenses amounted to approximately $11.87 million, $2.37 million and $1.43 million, respectively.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

(Loss) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2024, 2023 and 2022.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

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

3. Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. Cash is denominated in the following currencies:

	2024	2023
	In thousands of USD
RMB	$21,731	$22,125
HKD	263	2
USD	4,718	3,729
Total	$26,712	$25,856

4. Accounts receivable and contract assets

Accounts receivables and contract assets consisted of the following as of December 31, 2024 and 2023:

	2024	2023
	In thousands of USD
Accounts receivables	$3,553	$3,659
Contract assets	710	804
Total	$4,263	$4,463

There was no allowance for credit losses recognized as of December 31, 2024 and 2023, respectively. The accounts receivable amounted to $4,262,846 was fully collected till report date.

5. Prepayments, deposits, and other current assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2024 and 2023:

	2024	2023
	In thousands of USD
Deposits to software developer	$-	$5,648
Cash due from the issuance	2,831	-
Prepayments to suppliers	-	11
Prepayments to potential companies	-	3,000
Prepaid service fee	63	1,000
Other current assets	74	66
Total	$2,968	$9,725

On March 9, 2023, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bondly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of the Target. The purchase price for the Target shares will be determined after the completion of the financial due diligence. The buyer immediately pays $3 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The deposit is refundable and should be returned to the buyer if the conditions to Closing are not met. The transaction was completed on July 29, 2024.

On December 29, 2024, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 25,000,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.125 per share, and for an aggregate purchase price of $3,125,000 (the “Offering”). The Offering closed on December 30, 2024. The Company has received net proceeds of approximately $2,831,250 from the issuance and sale of the Class A Ordinary Shares on January 2, 2025, after deducting the offering expenses.

6. Property and equipment, net

Property and equipment, net consisted of the following:

	2024	2023
	In thousands of USD
Buildings	$15,977	$15,935
Furniture and equipment	685	974
Motor vehicles	152	119
Office improvements	1840	1,868
Subtotal	18,654	18,896
Less: accumulated depreciation	(4,961)	(4,270)
Property and equipment, net	$13,693	$14,626

Depreciation expenses recognized in general and administrative expenses for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $0.69 million, $0.68 million and $0.65 million, respectively.

The Company has no pledged property and equipment as of December 31, 2024 and 2023.

The Company did not recognize any impairment loss on property and equipment for the years ended December 31, 2024, 2023 and 2022.

7. Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software and customer relationship, which are for sales or support the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	2024	2023
	In thousands of USD
Software	$18,903	$15,345
Customer relationship	3,529	-
Less: accumulated amortization	(11,380)	(9,317)
Intangible assets, net	$11,052	$6,028

Amortization expense recognized in cost of revenues for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $1.55 million, $2.13 million and $1.94 million, respectively. Amortization expense recognized in general and administrative expenses for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $0.51 million, $0.02 million and $0.02 million, respectively. The weighted average amortization period for licensed software is approximately 4.83 years, 5.01 years and 5.26 years as of December 31, 2024, 2023 and 2022, respectively.

The Company has no pledged intangible assets as of December 31, 2024 and 2023.

The Company did not recognize any impairment loss on intangible asset for the years ended December 31, 2024, 2023 and 2022.

The future amortization expense of the intangible assets for the twelve months ending December 31 of the following years is expected as follows:

Year ending December 31,	Amortization expenses
In thousands of USD
2025	$3,142
2026	2,932
2027	2,502
2028	1,736
2029	740
Total	$11,052

8. Goodwill

	2024	2023
	In thousands of USD
Bondly HK	$4,454	$-
Total	$4,454	$-

	2024	2023
	In thousands of USD
Balance as of December 31,	$-	$-
Acquisitions (Note 14)	4,454	-
Goodwill, net	$4,454	$-

9. Leases

As of December 31, 2024, the Company had the following non-cancellable lease contract.

Description of the lease	Lease term
Office premises	2 to 5 years

(a)	Amount recognized in the consolidated balance sheet:

	2024	2023
	In thousands of USD
Right-of-use assets	$61	$129
Lease liabilities, current	56	95
Lease liabilities, non-current	5	34
Total operating lease liabilities	$61	$129

(b)	A summary of lease cost recognized in the Company’ consolidated statements of operations is as follows:

	2024	2023
	In thousands of USD
Amortization of right-of-use assets	$121	$92
Interest of lease liabilities	$5	$6

Maturity analysis of operating lease liability as of December 31, 2024 is as follows:

Operating lease payment	In thousands of USD
Within one year	57
One to three years	5
Total future minimum lease payments	$62
Less: imputed interest	(1)
Total	61

10. Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, 2023 and 2022:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	2024	2023	2022
Provision of marketing, operation and technical support services to Jinjiang School	$-	$48	$67
Provision of marketing, operation and technical support services to Quanzhou School	-	60	126
Processing of academic education applications to Jinjiang School	-	101	183
Processing of academic education applications to Quanzhou School	-	107	234
Sales of teaching and learning materials to Jinjiang School	-	74	71
Sales of teaching and learning materials to Quanzhou School	-	49	62
Online training to Jinjiang School	-	28	37
Online training to Quanzhou School	-	16	35
Total revenues – related parties	$-	$483	$815

ii)	Significant balances with related parties were as follows:

	2024	2023
	In thousands of USD
Due to the related parties
Ya Li	$866	$-
Total	$866	$-

Balances due to Quanzhou school and Ya Li are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	2024	2023
	In thousands of USD
Salary payable	$1,477	$1,224
Others	150	88
Total	$1,627	$1,312

12. Contract liabilities

	2024	2023
	In thousands of USD
Contract liabilities	$696	$1,034
Total	$696	$1,034

Contract liability refers to the payment received from a customer before the Company transfers the related services in advance. Contract liability primarily consists of advanced payment received from customers for which the Company’s revenue recognition criteria have not been met. The contract liability will be recognized as revenue once the criteria for revenue recognition have been met. The contract liability amounted to $1.03 million and $1.15 million was totally recognized for the years ended December 31, 2024 and 2023, respectively.

13. Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	2024	2023
	In thousands of USD
Income tax payable	$473	$978
VAT payable	52	154
Other tax payable	445	457
Total	$970	$1,589

(b)	Corporate Income Taxes (“CIT”)

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

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the years ended December 31, 2024, 2023 and 2022, there is no preferential tax rate.

i)	The components of the income tax provision are as follows:

	2024	2023	2022
Income tax expense	$1,948	$3,250	$2,924
Total	$1,948	$3,250	$2,924

There are no deferred tax assets due to full valuation allowance for the years ended December 31, 2024, 2023 and 2022.

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax jurisdiction	(29.7)%	1.0%	0.1%
Non-deductible expenses (1)	(5.4)%	0.6%	0.6%
Change in valuation allowance	(36.6)%	1.4%	0.8%
Effective income tax rate	(46.7)%	28.0%	26.5%

(1)	Non-deductible expenses represented meal and entertainment fees not-deductible in PRC tax returns.

iii)	Deferred tax assets

	2024	2023
	In thousands of USD
Deferred tax assets:
Net accumulated loss-carry forward	$2,001	$972
Less: valuation allowance	(2,001)	(972)
Net deferred tax assets	$-	$-

Movement of valuation allowance is as follows:

	2024	2023
	In thousands of USD
Beginning balance	$972	$1,200
Write-off	(500)	(392)
Change of valuation allowance	1,529	164
Ending balance	$2,001	$972

As of December 31, 2024, certain subsidiaries had accumulated tax loss of approximately $1.26 million, which can be carried forward to offset future taxable income. The carryforwards period for net operating losses under the EIT Law is five years. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the years ended December 31, 2024, 2023 and 2022.

14. Business Combination

Acquisition of Bondly HK

On July 29, 2024, the Company acquired 60% equity interest of Bondly HK with total cash consideration of $8,000,000. Bondly HK is a company incorporated in Hong Kong. Bondly HK and its subsidiary also engage in professional education business. The acquisition has further strengthened the transaction and service scenario of the financial and taxation solution services of the Company. The results of Bondly HK and its subsidiary have been included in the consolidated financial statements of the Company since the acquisition date of July 29, 2024.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were proprietary technology with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values. Fair value of the non-controlling interests was evaluated based on the equity value of Bondly HK derived by the discounted cash flow method after considering a discount for lack of control:

Fair value of total consideration transferred:
Cash consideration	$8,000
Subtotal	$8,000

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$1,186
Current assets other than cash	634
Intangible asset – customer relationships	3,557
Other non-current assets	1,764
Current liabilities	(1,231)
Total identifiable net assets	$5,910
Fair value of non-controlling interests*	2,364
Goodwill	$4,454

15. Share Based Compensation

In September 2023, the Company adopted the 2023 Equity incentive plan which allows the Company to offer incentive awards to employee, directors and consultants (collectively, “the Participants”). Under the 2023 Equity incentive plan, the Company issued 870,000 and 1,150,000 Class A Ordinary Shares as the incentive awards to the Participants with no restrictive legend affixed on March 12, 2024 and November 12, 2024, respectively. The fair values of share units are determined based on the closing price of the grant date of the Company’s ordinary shares.

Share-based compensation expense of $3,412,700 was immediately recognized in general and administrative expenses for the year ended December 31, 2024 with no vesting conditions. No share-based compensation expense was recognized for the years ended December 31, 2023 and 2022.

16. Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands. The Company’s authorized share capital of US$50,000 is divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.008 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.008 each. On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. As of December 31, 2024, 449,500 Class A Ordinary Shares and 45,000 Class B Ordinary shares were issued and outstanding. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has ten (10) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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

On May 2, 2024, the Company entered into the Securities Purchase Agreements with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,380,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.70 per share, and for an aggregate purchase price of $7,266,000 (the “Offering”). The Offering closed on May 2, 2024. The Company received gross proceeds of approximately $7,266,000 from the issuance and sale of the Class A Ordinary Shares, before deducting the estimated offering expenses payable by the Company.

On November 8, 2024, the Company issued an aggregate of 1,150,000 Class A ordinary shares of the Company to certain employees and consultant for their services with par value of $0.00004 per share.

On December 12, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 15,000,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.18 per share, and for an aggregate purchase price of $ $2,700,000 (the “Offering”). The Offering closed on December 13, 2024. The Company received net proceeds of approximately $2,426,000 from the issuance and sale of the Class A Ordinary Shares, after deducting the estimated offering expenses payable by the Company.

On December 26, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 20,000,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.14 per share, and for an aggregate purchase price of $2,800,000 (the “Offering”). The Offering closed on December 27, 2024. The Company received net proceeds of approximately $2,529,000 from the issuance and sale of the Class A Ordinary Shares, after deducting the estimated offering expenses payable by the Company.

On December 29, 2024, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 25,000,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.125 per share, and for an aggregate purchase price of $3,125,000 (the “Offering”). The Offering closed on December 30, 2024. The Company has received net proceeds of approximately $2,831,250 from the issuance and sale of the Class A Ordinary Shares on January 2, 2025, after deducting the offering expenses.

17. Statutory surplus reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of December 31, 2024 and 2023. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million and $1.74 million as of December 31, 2024 and 2023.

18. Restricted assets

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

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amount to $8.66 million and $3.2 million, respectively.

19.	Risks and Concentration

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, approximately $14.65 million and $22.13 million were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The Company’s functional currency is RMB, and its consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 1.49% in fiscal year 2024 from December 31, 2023 to December 31, 2024 and depreciated by 1.70% in fiscal year 2023 from December 31, 2022 to December 31, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

For the year ended December 31, 2024, Beijing Duoying Times Culture Media Co., Ltd, one personal professional advisor and Jimei university contributed approximately 46%, 28% and 10% of total purchases of the Company, respectively. For the year ended December 31, 2023, Beijing Duoying Times Culture Media Co., Ltd, one personal professional advisor, Jimei university and Guangzhou Xingjinhui Trade Co., Ltd contributed approximately 30%, 21%, 18% and 16% of total purchases of the Company, respectively. For the year ended December 31, 2022, Beijing Duoying Times Culture Media Co., Ltd, Guangzhou Xingjinhui Trade Co., Ltd, and Jimei university contributed approximately 26%, 20% and 18% of total purchases of the Company, respectively.

20. Commitments and contingencies

(a)	Commitments

The Company did not have any significant commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2024 and 2023, the Company is not a party to any material legal or administrative proceedings.

21. Subsequent events

On January 28, 2025, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 42,500,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.08 per share, and for an aggregate purchase price of $3,400,000 (the “Offering”). The Company has received net proceeds of approximately $3,052,000.00 from the issuance and sale of the Class A Ordinary Shares on February 3, 2025, after deducting the offering expenses.

On February 7, 2025, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bondly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 40% of the equity interest of the Target at the total purchase price of US$5,330,000. The Securities Purchase Agreements and the transaction contemplated thereby, have been approved by the Company’s board of directors. On February 26, 2025, the Company completed the payment of US$5,330,000. The transaction then has been closed.

On February 10, 2025, the Board approved a one-for-two-hundred (1:200) Reverse Split of the Company’s issued and unissued Class A and Class B ordinary shares.

On March 27, 2025, the Company entered into an agreement to transfer 100% of the equity interests in the Xiamen City Legend Education Services Company Limited (“Lichen Education”) to Mrs. Lina Li, who is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Lichen Education in exchange for cash consideration of RMB 7.91 million (approximately $1.10 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, Mrs. Lina Li will become the sole shareholder of Lichen Education and as a result, assume all assets and liabilities of Lichen Education owned. The transaction was closed on March 31, 2025.

Additionally, the Company has officially changed its name from Lichen China Limited to Lichen International Limited. This name change was duly approved by the Company’s shareholders on February 10, 2025.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 28, 2025, the date the consolidated financial statements were available to be issued. No other events require adjustment to or disclosure in the consolidated financial statements.