Form 20-F
period 2025-12-31
Lichen International Ltd
filed 2026-04-28
CIK 1876766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,216,825 Class A Ordinary Shares and 110,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025.

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

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Lichen International”, “Lichen International Limited”, “we,” “us,” the “Company,” “our company,” or “LICN” refer to Lichen International Limited, a holding company. References to “Subsidiaries” or “PRC subsidiaries” refer to the Lichen International Limited’s subsidiaries established under the laws of the People’s Republic of China. References to “Group” are to Lichen International Limited and its consolidated subsidiaries collectively. Unless otherwise indicated, in this annual report, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to a class of shares of Lichen International (as defined below) called the “series A ordinary shares” with par value $0.008 per share;

●	“Class B Ordinary Shares” are to a class of shares of Lichen International (as defined below) called the “series B ordinary shares” with par value $0.008 per share;

●	“HKD” are to the official currency of Hong Kong;

●	“Lichen International” are to Lichen International Limited (formerly known as “Lichen China Limited”), a Cayman Islands exempted company;

●	“Legend Consulting BVI” are to Legend Consulting Investments Limited, a British Virgin Islands exempted company and a wholly-owned subsidiary of Lichen International;

●	“Legend Consulting HK” are to Legend Consulting Limited (HK), a Hong Kong company and a wholly-owned subsidiary of Legend Consulting BVI;

●	“Lichen WFOE” or “Lichen Zixun” are to Fujian Province Lichen Management and Consulting Company Limited, a wholly foreign-owned company organized under the laws of the PRC and a wholly-owned subsidiary of Legend Consulting HK;

●	“Lichen Singapore” is to Lichen Holding Singapore Pte. Ltd., a Singpore company organized under the laws of the Singapore and a wholly-owned subsidiary of Legend Consulting HK;

●	“Bondly HK” is to Bondly Enterprises Limited., a Hong Kong company and a wholly-owned subsidiary of Legend Consulting HK;

●	“Bondly Xiamen” is to Xiamen Bondly Management and Consulting Company Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Bondly HK;

●	“Lichen Yingtan” is to Yingtan Legend Capital Management Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Legend Consulting HK;

●	“Legend Technology” is to Xiamen Legend Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Lichen Zixun;

●	“Legend Tax&Finance” is to Xiamen Legend Tax and Finance Service Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Lichen Zixun;

●	“Shanghai Zhiyuan” is to Shanghai Legend Zhiyuan Management and Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, in which Lichen Zixun holds a 55% equity interest.;

●	“Operating Subsidiaries” is Lichen Zixun and Bondly Xiamen;

●	“RMB” are to Renminbi, or the legal currency of the PRC;

●	“U.S. dollars,” “$,” and “USD” are to the legal currency of the United States; and

●	“WFOE” are to wholly foreign-owned enterprise.

LICN is a holding company with operations conducted in the PRC through its operating subsidiaries in the PRC, using RMB. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss). Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a year-end spot rate of RMB7.0288 to US$1.00 or an average rate of RMB7.1429 to US$1.00 for the fiscal year ended December 31, 2025. On December 31, 2024, the year-end spot rate and average rate for RMB were, respectively, RMB7.1884 to US$1.00 and RMB7.1217 to US$1.00. On December 31, 2023, the year-end spot rate and average rate for RMB were, respectively, RMB7.0827 to US$1.00 and RMB7.0467 to US$1.00.

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

Holding Company Structure

We were formed under the name of “Lichen China Limited” on April 13, 2016 under the laws of the Cayman Islands. In February 2025, we changed the name from “Lichen China Limited” to “Lichen International Limited”. As of the date of this annual report, the authorized share is US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares, and 5,000,000,000 Class B Ordinary Shares, of which 16,326,825 Class A Ordinary Shares and 110,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen International Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

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

Lichen Yingtan is an investment holding company wholly owned by Legend Consulting HK.

Legend Technology, which is wholly owned and established by Lichen Zixun on July 9, 2025, is engaged in providing technology promotion and application services.

Legend Tax&Finance, which is wholly owned and established by Lichen Zixun on October 11, 2025, is engaged in providing financial and taxation solution services.

Shanghai Zhiyuan, established by Lichen Zixun on October 11, 2025, in which Lichen Zixun holds a 55% equity interest, is engaged in providing financial and taxation solution services.

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

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. On February 10, 2023, Lichen International Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. On January 14, 2025, Lichen International Limited made a capital contribution of $3 million (RMB21,954,000) to its subsidiary Fujian Province Lichen Management and Consulting Company Limited. As of the date of this report, other than the above stated, no dividends, distributions or transfers has been made between Lichen International Limited and any of its subsidiaries. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

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

As of the date of the annual report, Enrome LLP, our auditor for the fiscal years ended December 31, 2025, 2024 and 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and AHFCAA, and ultimately results in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years instead of three, and this ultimately could result in our Class A Ordinary Shares being delisted by and exchange. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - The U.S. Holding Foreign Companies Accountable Act, the recent joint statement by the SEC and PCAOB, and proposed rule changes submitted by Nasdaq, could result in prohibition of trading of our securities on Nasdaq or any other U.S. securities exchange.” on page 27. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors - Risks Relating to our Corporate Structure - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 14.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors - Risks Relating to Doing Business in China - Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 15.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors - Risks Relating to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 16.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See “Risk Factors - Risks Relating to Doing Business in China - Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 15.

●	Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors - Risks Relating to Doing Business in China - The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 17.

●	We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment. See “Risk Factors - Risks Relating to Doing Business in China - We are not currently required to obtain any approval from the CAC. However, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment” on page 28.

●	Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors - Risks Relating to Doing Business in China - Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 20.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors - Risks Relating to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 14.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 20.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. See “Risk Factors - Risks Relating to Doing Business in China - Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares” on page 21.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. See “Risk Factors - Risks Relating to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 22.

●	We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months. See “Risk Factors - Risks Relating to Doing Business in China - We must remit the proceeds from future offerings to PRC before they may be used to benefit the business and operation of our subsidiaries in the PRC, and this process may take a number of months” on page 23.

●	Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our auditor, Enrome LLP for the fiscal years ended December 31, 2025, 2024 and 2023, is based in Singapore. Enrome LLP is registered with PCAOB and subject to PCAOB inspections. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors - Risks Related to Doing Business in China - The U.S. Holding Foreign Companies Accountable Act, the recent joint statement by the SEC and PCAOB, and proposed rule changes submitted by Nasdaq, could result in prohibition of trading of our securities on Nasdaq or any other U.S. securities exchange.” on page 27.

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors - Risks Relating to Doing Business in China - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 29.

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. See “Risk Factors - Risks Relating to Doing Business in China - There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities” on page 30.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position. See “Risk Factors - Risks Relating to Doing Business in China - Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position” on page 30.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. See “Risk Factors - Risks Relating to Doing Business in China - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 31.

●	The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. See “Risk Factors - Risks Relating to Doing Business in China - The approval of the China Securities Regulatory Commission may be required in connection with our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” on page 33.

Risks Relating to our Class A Ordinary Shares

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors” on page 34.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” on page 35.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at attractive prices. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to sell your shares at attractive prices” on page 36.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences. See “Risk Factors - Risks Relating to Our Class A Ordinary Shares - There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.” on page 39.

Risks Relating to Our Business

●	Our business, financial condition and results of operations may be continued to be affected due to the COVID-19 pandemic and other diseases or epidemic. See “Risk Factors - Risks Relating to Our Business and Operations - Our business, financial condition and results of operations may be affected due to the COVID-19 pandemic and other diseases or epidemic” on page 44.

●	We may incur impairment losses for intangible assets, which may adversely affect our results of operations. See “Risk Factors - Risks Relating to Our Business and Operations - We may incur impairment losses for intangible assets, which may adversely affect our results of operations” on page 41.

●	Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss. See “Risk Factors - Risks Relating to Our Business and Operations - Our results of operations may be adversely affected by credit risk associated with our financial assets through profit and loss” on page 41.

●	Our business depends on the market recognition of our “Lichen” brand name. See “Risk Factors - Risks Relating to Our Business and Operations - Our business depends on the market recognition of our “Lichen” brand name” on page 41.

●	Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business. See “Risk Factors - Risks Relating to Our Business and Operations - Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business” on page 41.

●	Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors - Risks Relating to Our Business and Operations - Failure to maintain our relationship with our external experts could materially and adversely affect our business, financial condition and results of operations” on page 42.

●	Our financial and taxation solution services may attract liability. See “Risk Factors - Risks Relating to Our Business and Operations - Our financial and taxation solution services may attract liability” on page 44.

●	We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected. See “Risk Factors - Risks Relating to Our Business and Operations - We may not be able to successfully implement our strategies, or achieve our business objectives and our business, operating results and financial position may be materially and adversely affected” on page 45.

●	We have limited insurance coverage to protect us against all risks associated with our business operations. See “Risk Factors - Risks Relating to Our Business and Operations - We have limited insurance coverage to protect us against all risks associated with our business operations” on page 46.

●	Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations. See “Risk Factors - Risks Relating to Our Business and Operations - Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations” on page 45.

Risks Relating to Our Industry

●	The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition. See “Risk Factors - Risks Relating to Our Industry - The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition” on page 46.

●	Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Relating to Our Industry - Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations” on page 46.

●	We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected. See “Risk Factors - Risks Relating to Our Industry - We face significant competition in various geographical locations where we offer our financial and taxation solution services, and if we fail to compete effectively, we may lose market share and our profitability could be adversely affected” on page 47.

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

Enrome LLP, our auditor for the fiscal years ended December 31, 2025, 2024 and 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections.

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

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects

Lichen International Limited is a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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

Risks Relating to our Business

We may incur impairment losses for intangible assets, which may adversely affect our results of operations

As reported in our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, our intangible assets amounted to approximately $8.09 million, $11.05 million and $6.03 million as of December 31, 2025, 2024 and 2023, respectively. Intangible assets are tested for impairment whenever there is indication that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of our intangible assets exceeds their recoverable amount. The process of assessment is uncertain and complex and requires judgments in relation to such events or changes in circumstances. If our intangible assets are determined to be impaired in the future, we would be required to write down the carrying value by recognized impairment loss for our intangible assets in our consolidated financial statements during the period in which the relevant intangible assets are determined to be impaired, which may in turn adversely affect our results of operations.

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

Our revenue was mainly derived from financial and taxation solution services projects, which are not recurring in nature and there is no assurance that our customers will provide us with new business

Our revenue was mainly derived from financial and taxation solution services projects which are non-recurring in nature. For the years ended December 31, 2025, 2024, and 2023, revenue generated from our financial and taxation solution services amounted to approximately $19.96 million, $34.29 million, and $31.77 million, representing approximately 81.41%, 82.68%, and 79.91% of our total revenue, respectively. Our customers are not obliged to renew such agreements with us should their business no longer requires our services. Further, the fees for our financial and taxation solution services are primarily based on, amongst others, the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or raise the level of our fees we charge our customers in the future, or even if we are able to maintain or raise such fees, we cannot assure you that we will be able to attract prospective customers to engage us for the relevant financial and taxation solution services at such increased fee rates. There is no guarantee that with our continued efforts, we will be able to secure new businesses from recurring customers effectively or at all at the same level of fees we charged. Accordingly, the number and scale of agreements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume and size and scale of future business.

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

We may not be successful in developing and enhancing our teaching and learning materials provided to the Partnered Institutions or our self-developed software to keep abreast with the latest developments in the relevant laws and regulations in the PRC and technological changes

The laws and regulations in relation to the financial and taxation sectors are constantly evolving in the PRC. For example, since January 2012, China has begun the pilot program to replace the business tax with value-added tax in several provinces and the reform was officially implemented nationwide in May 2016. In 2016, the new tax management system of “Golden Tax System Phase III” was established in China. In 2018, the National People’s Congress and Chinese People’s Political Consultative Conference launch the institutional reform of the state council, which points out that the reform of the tax collection and management system, and the combination of provincial and provincial level and local taxation institutions. In addition, with the issuance of the Accounting Standard for Small Enterprises in 2011 and the Opinions of the State Council on Supporting the Sound Development of Micro and Small Enterprises in 2014, the PRC government established a standard to regulate the accounting measurement and now encourages micro and small enterprises to seek professional financial and taxation solution advice and services. We currently rely on our R&D department to improve our teaching and learning materials provided to the Partnered Institutions. We are responsible for conducting studies into the trending topics in relation to the financial and taxation solution sector. With respect to our self-developed software, the introduction of new technology and emergence of new industry standards may render our self-developed software obsolete and uncompetitive. For the years ended December 31, 2025, 2024, and 2023, we incurred R&D expenses of approximately $1.30 million, $1.38 million, $1.19 million, respectively. We expect to continue to invest in our human and capital resources to ensure our teaching and learning materials, as well as our self-developed software, reflect the latest developments and changing customer needs. If we fail to develop and enhance our teaching and learning materials provided to the Partnered Institutions so as to keep up with and reflect the latest financial and taxation developments in the PRC, or to introduce updated versions of our existing self-developed software or introduce new software, our brand reputation and relationship among our customers and with the Partnered Institutions may be materially affected, thus our results of operations, financial condition and prospects may be materially and adversely affected.

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

For the years ended December 31, 2025, 2024, and 2023, our average trade receivables turnover days were approximately 48.6 days, 41.7 days, and 36.8 days, respectively, which were largely in line with our general credit period of 30 days. There can be no assurance that progress payments will be timely paid to us and in full in accordance with the progress payment schedules. Should we fail to receive progress payments from our customers for our work performed under the financial and taxation solution projects, our business, financial condition and results of operations may be materially and adversely affected.

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

Risks Relating to Our Industry

The financial and taxation solution service, education support service and software and maintenance service industries rely on manpower and the increase in our staff costs may materially and adversely affect our operations, profitability and financial condition

The operations of our Subsidiaries are labor-intensive and our Subsidiaries relies on a stable supply of financial and taxation personnel and practitioners and R&D personnel in the PRC, in particular, our internal consultants and software R&D staff. As of the date of this annual report, we have not experienced any shortage of staff in the PRC. For the years ended December 31, 2025, 2024, and 2023, the staff costs under cost of revenues were approximately $11.14 million, $11.93 million, and $11.41million, respectively. The average annual wage of employees in the financial and software industry in the PRC has been increasing in recent years and may continue to increase in future. If we are unable to identify and employ other appropriate means to reduce our staff costs, or pass such increase in our staff costs to our customers, the results of our operations, profitability and financial condition may be adversely affected.

Our customer base is primarily concentrated on business enterprises and Partnered Institutions in the PRC. Any slowdown of the enterprises’ growth and development in the PRC or demands for financial and taxation solution services, education support services or software and maintenance services could have a material adverse effect on our business, financial condition and results of operations

99.20% and 99.91% of our revenue during the years ended December 31, 2024 and 2025 was generated in the PRC and all of our revenue during the year ended December 31, 2023 was generated in the PRC. According to Frost & Sullivan, the growing number of enterprises and rapid development of small and medium-sized enterprises in the PRC lead to the demand for quality financial and taxation solution services. In addition, amongst other factors, the increased awareness of business enterprises in the PRC to compliance requirements with respect to financial and taxation laws and accounting standards, the inclination to improve their financial taxation or internal control systems to improve their cost efficiency, financial management model and productivity in an increasingly competitive business environment, the increasingly common use of artificial intelligence and big data to devise efficient financial and taxation management models and solutions, and the difficulties for small and medium-sized enterprises to attract or recruit experienced financial and taxation personnel, as such enterprises may not be able to offer competitive remuneration package, have also driven demands for financial and taxation solution services.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Lichen International Limited (formerly known as “Lichen China Limited”) was incorporated on April 13, 2016 under the laws of the Cayman Islands. As of the date of this annual report, our authorized share capital is US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares, and 5,000,000,000 Class B Ordinary Shares, of which 16,326,825 Class A Ordinary Shares and 110,000 Class B Ordinary Shares are issued and outstanding. The Company is a holding company and is currently not actively engaging in any business. Lichen International Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership.

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

Lichen Yingtan is an investment holding company wholly owned by Legend Consulting HK.

Legend Technology, which is wholly owned and established by Lichen Zixun on July 9, 2025, is engaged in providing technology promotion and application services.

Legend Tax&Finance, which is wholly owned and established by Lichen Zixun on October 11, 2025, is engaged in providing financial and taxation solution services.

Shanghai Zhiyuan, established by Lichen Zixun on October 11, 2025, in which Lichen Zixun holds a 55% equity interest, is engaged in providing financial and taxation solution services.

Recent Developments

The numbers of shares disclosed in this “Recent Development” section prior to the subsection “The Reverse Share Split” were not adjusted to reflect the Reverse Share Split. Unless otherwise indicated, all information elsewhere in this report reflects the Reverse Share Split.

Integration with DeepSeek Optimization Framework

In January 2025, the Company announced its plans to integrate the DeepSeek optimization framework into its existing Lichen Financial and Taxation AI Model. This integration is expected to significantly enhance the AI’s capabilities in handling complex financial and taxation tasks, offering more efficient and accurate solutions to its users.

The DeepSeek optimization framework, known for its advanced multi-modal generation, efficient computation, and long-context processing capabilities, will be integrated into Lichen China’s AI architecture to improve its performance in various financial and taxation scenarios. Given the rapid advancement of the AI industry, the Company will increase capital investment to upgrade and iterate its software by adopting the latest AI technologies. The integration and technical upgrade are scheduled to be completed by the end of Q2 2026, with a trial phase set to begin in early June 2026.

January 2025 Registered Direct Offering

On January 28, 2025, the Company entered into a securities purchase agreement with certain institutional investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “January 2025 Registered Direct Offering”): (i) 20,933,333 shares of Class A ordinary shares, par value $0.00004 per share, at a purchase price of $0.08 per share; and (ii) pre-funded warrants to purchase up to 21,566,667 Class A ordinary shares (the “Pre-Funded Warrants”) at a purchase price of $0.079 per Pre-Funded Warrant.

The January 2025 Registered Direct Offering closed on January 29, 2025. The Company received approximately $3.4 million in gross proceeds from January 2025 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the shares in January 2025 Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of January 2025 Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A ordinary share at an exercise price of $0.001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, 3,900,000 Pre-Funded Warrants have been exercised and the Company has issued 3,900,000 Class A ordinary shares as a result of such exercise.

On January 28, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with January 2025 Registered Direct Offering. Univest agreed to use its reasonable best efforts to arrange for the sale of the shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay Univest a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse Univest at closing for legal and other expenses incurred by them in connection with January 2025 Registered Direct Offering in an amount not to exceed $50,000.

The securities were offered and sold under the Company’s registration statement on Form F-3 (File No. 333-277230), initially filed with the U.S. Securities and Exchange Commission on February 21, 2024 and declared effective on March 1, 2024 (the “Registration Statement”) and the prospectus supplement dated January 28, 2025.

The Reverse Share Split

On February 10, 2025, the Company convened its annual meeting of shareholders, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the reverse share split in a ratio of not less than less than one (1)-for-twenty (20) and not more than one (1)-for-two hundred (200) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the Board in its sole discretion of the Company’s issued and unissued series A and series B ordinary shares. On February 10, 2025, the Board approved a one-for-two-hundred (1:200) reverse split of the Company’s issued and unissued Class A and Class B ordinary shares (the “Reverse Share Split”). As a result, on April 29, 2025, there are 716,825 Class A Ordinary Shares and 45,000 Class B Ordinary Shares issued and outstanding and the Company’s authorized share capital is US$1,000,000 and is divided into: (a) 100,000,000 series A ordinary shares of par value of US$0.008 each, and (b) 25,000,000 series B ordinary shares of par value of US$0.008 each. The Reverse Share Split was to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on March 3, 2025, under the existing ticker symbol “LICN.”

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

On March 19, 2025, the Company received a letter from Nasdaq confirming that its ordinary shares had maintained a closing bid price of at least $1.00 per share for 10 consecutive business days. As a result, Nasdaq determined that (i) the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, (ii) the hearing before the Panel scheduled for March 25, 2025, has been cancelled, and (iii) the Company’s securities will continue to be listed and traded on The Nasdaq Stock Market.

Disposition of Lichen Education

On March 27, 2025, the Company entered into an agreement to transfer 100% of the equity interests in the Xiamen City Legend Education Services Company Limited (“Lichen Education”) to Mrs. Lina Li, who is not affiliate of the Company or any of its directors or officers. Pursuant to the agreement, the Purchaser agreed to purchase the Lichen Education in exchange for cash consideration of RMB 7.91 million (approximately $1.10 million,). Upon the closing of the transaction on March 31, 2025, Mrs. Lina Li became the sole shareholder of Lichen Education and as a result, assumed all assets and liabilities of Lichen Education owned.

Debt Settlement with Ya Li

On August 27, 2025, the Company entered into a debt settlement and mutual release agreement with Mr. Ya Li, the Chief Executive Officer, Director and Chairman of the Board of the Company. As of the date of the Agreement, the Company was indebted to Mr. Li accrued but unpaid salary in the amount of RMB 2,129,544 (approximately $297,000) in compensation for the period from January 2025 to June 2025 (the “Debt”). In order to settle the Debt, the Company agreed to issue, and Mr. Li agreed to accept 65,000 Class B Ordinary Shares of the Company, valued at $4.57 per share, which was approximately 102% of the average closing bid price of the Company’s Class A Ordinary Shares during the five trading days immediately prior to the date of the Agreement. On August 27, 2025, pursuant to the Agreement, the Company issued the shares to Mr. Li. The shares were issued pursuant to the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder.

September 2025 Private Placement

On September 15, 2025, the Company entered into securities purchase agreements with certain investors relating to the issuance and sale of 15,500,000 Class A Ordinary Shares, at $1.20 per share for a total purchase price of $18,600,000, payable in cash. The transaction closed on September 19, 2025. The shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

The 2025 Equity Incentive Plan

In October 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Incentive Plan, we are authorized to issue an aggregate of 2,500,000 Class A Ordinary Shares. As of the date of this report, we have not issued any shares under the 2025 Incentive Plan.

Share capital increase

On December 30, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital to US$200,000,000.00 divided into 20,000,000,000 Class A Ordinary Shares and 5,000,000,000 Class B Ordinary Shares.

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

During the fiscal years ended December 31, 2020, Lichen Zixun made dividend payments of RMB30 million (approximately $4.3 million) to the then eventual shareholders of Lichen Zixun, who are PRC individuals. On February 10, 2023, Lichen International Limited made payments of $6 million to its subsidiary Legend Consulting BVI for investment. On January 14, 2025, Lichen International Limited made a capital contribution of $3 million (RMB21,954,000) to its subsidiary Fujian Province Lichen Management and Consulting Company Limited. As of the date of this report, other than the above stated, no dividends, distributions or transfers has been made between Lichen International Limited and any of its subsidiaries. As of the date of this report, the Company or its subsidiaries have made no other transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

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

As of the date of the annual report, Enrome LLP, our auditor for the fiscal years ended December 31, 2025, 2024 and 2023, headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP’s registration with the PCAOB took effect in March 2022 and it is currently subject to PCAOB inspections.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and AHFCAA, and ultimately results in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years instead of three, and this ultimately could result in our Class A Ordinary Shares being delisted by and exchange. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - The U.S. Holding Foreign Companies Accountable Act, the recent joint statement by the SEC and PCAOB, and proposed rule changes submitted by Nasdaq, could result in prohibition of trading of our securities on Nasdaq or any other U.S. securities exchange.” on page 27. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

B. Business Overview

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, as cited in the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional services in China for over 20 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; (iii) software and maintenance services and (iv) Pre-IPO advisory services in the PRC under our “Lichen” brand. With over 20 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

In recognition of our expertise and experience earned from over 20 years in the financial and taxation solution services industry, we have built up our reputation as a financial and taxation solution services provider of professional services in the PRC. From 2012 to 2025, we had been recognized as one of the Top 50 Providers of Management Consulting Services in China for fourteen consecutive years by the China Enterprise Confederation Management Advisory Committee. In 2024, we made our debut in one of the Top 10 Providers of Management Consulting Services in China.

Our Revenues Model and Core Services

We primarily provide (i) financial and taxation solution services; (ii) education support services; (iii) software and maintenance services and (iv) IPO advisory services in the PRC. The connections and synergies amongst our services are illustrated in the diagram below:

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

IPO advisory services provided to our enterprise customers mainly comprise comprehensive service solutions for prospective listed enterprises, assisting them in embarking on their IPO journey.

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

Our team consists of internal consultants and external experts with extensive experience and knowledge in the financial and taxation solution services industry. As of the date of this annual report, our team is comprised of 47 external experts and 285 internal consultants of our company that are responsible for providing financial and taxation solutions to our customers. In particular, all of our internal consultants possess professional qualifications in accounting and the majority of our project managers or directors were intermediate accountants, senior accountants or certified public accountants, as of December 31, 2025. In addition, as of December 31, 2025, over 80.0% of our external experts were registered certified public accountants or registered certified tax agents, and over 85.0% of our external experts possessed a master’s degree or doctoral degree, with a number of them recognized as leading individuals in the financial and taxation field, who have served as lecturers in major universities in the PRC, published teaching materials, books and case studies on a wide range of taxation, risk management and corporate governance related subjects and have been granted awards or subsidies from the governmental bodies, including the State Council of the PRC.

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

Education Support Services

Our education support services are mainly provided to our Partnered Institutions. The Partnered Institutions are education services providers which mainly engage in organization of various seminars, talks and training courses to entrepreneurs, senior executives, and financial and taxation executives, etc. From the personal and business networks of our management, as well as our marketing initiatives (being our talks, seminars hosted by the Partnered Institutions and the website shared by the Partnered Institutions), potential customers who wish to set up education institutions may approach us and initiate discussions with us, with an aim to becoming our Partnered Institutions. We have made a strategic decision to terminate the education support services since August 2025.

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

For the years ended December 31, 2025, 2024, and 2023, the total revenue from our education support services was approximately $0.81 million, $2.90 million, and $3.73 million, representing approximately 3.31%, 6.98%, 9.38%, respectively, of our total revenues for the same periods.

It is a key and crucial element of our Subsidiaries’ business model and marketing strategy to cooperate with the Partnered Institutions, which has created an important source of referrals for our Subsidiaries’ financial and taxation solution services. For the years ended December 31, 2025, 2024, and 2023, 12, 121, and 167, financial and taxation solution projects, respectively, were obtained from the referrals made by our Partnered Institutions, representing approximately 3.51%, 26.89%, and 38.22%, respectively, of the total number of financial and taxation solution projects and approximately 6.94%, 40.28%, and 53.82%, respectively, of the revenue of financial and taxation solution services during the same periods.

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

We have made a strategic decision to terminate the education support services since August 2025. Set out below are the principal terms of the Partnership Agreement:

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

IPO advisory services

The company has launched IPO advisory services in 2025. Through channels such as customer referrals and external exhibitions, the company identifies and negotiates with clients to provide comprehensive service solutions for prospective listed enterprises, assisting them in embarking on their IPO journey in U.S. stock exchanges and Hong Kong stock exchange. These services include, but are not limited to, market research, financial compliance, and due diligence. Set out below are the principal terms of IPO advisory services Agreement:

Validity period	Fixed term of three years from the date of the IPO advisory services agreement.

Payment terms

RMB 500,000 per year, payable in installments as follows: 10% of shall be paid within 7 days upon signing of the contract, 25% shall be paid upon completion of 3 months of service, 25% upon completion of 6 months of service, 25% upon completion of 9 months of service, and the remaining 15% shall be paid before the end of the year. The consulting fee for each subsequent year shall accrue from the commencement date of the relevant year. Payment shall be made as follows:10% within 7 days from the start of the year, 5% upon completion of 3 months of service, 25% upon completion of 6 months of service, 25% upon completion of 9 months of service and the balance of such year’s fee shall be fully settled before the end of the year.

5% of the total proceeds raised from its listing within seven working days after the completion of the financing.

Where the Company introduces private equity investments or funding to the customers, the customers shall pay the Company 5% of the total amount of such funding as a placement fee within five working days after the funds are received. Such placement fee shall not be included in the foregoing clauses.

Exclusivity	Neither the customers, nor its reorganized holding entities or proposed listing entity, shall enter into any agreement with any third party that is identical or similar in nature.

Remedial measures

Where our customers is in breach of the terms and conditions of the IPO advisory services agreement, our Subsidiaries will not return any fees already paid by the customer and the customer has to pay RMB 100,000 per month based on the actual duration of services rendered, and RMB 200,000 to us as a penalty.

Where our Subsidiaries is in breach of the terms and conditions of the IPO advisory services agreement, the customers shall have the right to terminate the contract, and our Subsidiaries shall not be liable for any breach of contract.

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

For the years ended December 31, 2025, 2024, and 2023, sales to our five largest customers amounted to approximately $1.20 million, $2.02 million, and $1.81 million, representing approximately 4.89%, 4.87%, and 4.56%, respectively, of our total revenue. As of the date of this annual report, we have no customer that accounts for more than 10% of our revenue.

Suppliers

Our suppliers primarily consist of the external experts, education and office materials providers, including education materials and textbooks, software developers and technology vendors, and a media company in the PRC. For the years ended December 31, 2025, 2024, and 2023, purchases from our five largest suppliers amounted to approximately $8.03 million, $2.75 million, $2.09 million, which accounted for approximately 52.6%, 95.6%, and 89.5%, respectively, of our total purchases.

Research and Development

We place strong emphasis on the R&D of our services. In order to maintain our market position and to further expand market share in our services, it is paramount to continuously keep ourselves up-to-date with the latest market demand and trends and develop services, in our efforts to surpass the services offered by our competitors in terms of quality and practicality. For the years ended December 31, 2025, 2024, and 2023, we incurred R&D expenses of approximately $1.30 million, $1.38 million, and $1.19 million, respectively. Our R&D department is responsible for the development of teaching and learning materials on new topics for our Partnered Institutions, financial and taxation training software, and financial and taxation analysis software. As of the date of this annual report, all of the staff of our R&D department possess a tertiary education diploma or undergraduate degree.

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

Regulations on Dividend Distribution

Under our current corporate structure, the Company may rely on dividend payments from Lichen Zixun and Bondly Xiamen, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year as a statutory reserve fund, if any, to fund the reserve fund until the statutory reserves fund has reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of wholly foreign-owned enterprises may be distributed to the shareholders. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of December 31, 2025, 2024, and 2023. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million, $1.74 million, and $1.74 million as of December 31, 2025, 2024, and 2023.

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

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of all of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Legend Consulting Limited (BVI)	British Virgin Islands	December 20, 2013
Legend Consulting Limited (HK)	Hong Kong SAR	January 8, 2014
Fujian Lichen Management Consulting Limited (PRC)	People’s Republic of China	April 14, 2004
Lichen Holding Singapore Pte. Ltd.	Singapore	December 28, 2023
Bondly Enterprises Limited (HK)	Hong Kong SAR	June 13, 2022
Xiamen Bondly Management and Consulting Company Limited (PRC)	People’s Republic of China	August 25, 2022
Yingtan Legend Capital Management Co., Ltd. (PRC)	People’s Republic of China	November 27, 2023
Xiamen Legend Technology Co., Ltd.	People’s Republic of China	July 9, 2025
Xiamen Legend Tax and Finance Service Co., Ltd.	People’s Republic of China	October 11, 2025
Shanghai Legend Zhiyuan Management and Consulting Co., Ltd.	People’s Republic of China	October 11, 2025

The following diagram illustrates the corporate structure of Lichen International Limited and its significant subsidiaries as of the date of this annual report:

Lichen International Ltd ("Lichen Cayman")
Legend Consulting Investments Limited ("Legend Consulting BVI")
Legend Consulting Limited ("Legend Consulting HK")
Bondly Enterprises Limited ("Bondly HK")
Lichen Holding Singapore Pte.Ltd ("Lichen Singapore")
Offshore
100%
Xiamen Bondly Management and Consulting Company Limited ("Bondly XM")
Fujian Lichen Management and Consulting Company Limited ("Lichen Zixun")
Yingtan Legend Capital Management Co., Ltd. ("Lichen Yingtan")
Onshore
Xiamen Legend Technology Co., Ltd. ("XMTC")
Xiamen Legend Tax and Finance Service Co., Ltd. ("XMTC")
Shanghai Legend Zhiyuan Management and Consulting Co., Ltd. ("SHLC")

D. Property, Plant and Equipment

Facilities

Real property

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to our operating subsidiaries in PRC.

Location	Description and tenure	Use of property	Approximate Gross Floor Area (sq.m.)

Six Car parking Spaces in the Basement (No. 10 Hubin Bei Road, Siming District, Xiamen City, Fujian Province, PRC)	The car parking spaces are subject to a right to use the land for a term until January 7, 20439 for car purposes.	Car parking	N/A

Office Premises in Shanghai (Level 28 of Zhongyi Building No. 1040 Caoyang Road Putuo District Shanghai City, PRC)	The property is subject to a right to use the land for a maximum term of 50 years for composite purpose.	Office	1,156.29

Office Premises in Xiamen (Room 202, Taishan Pavilion, Wuyi Garden, No.2 Yundang Road, Siming District)	The property is subject to a right to use the land for a term until March 1, 2065 for office purposes.	Office	120.44

Leased property

Lichen Zixun leased the following property in the PRC:

Location	Term	Use of property	Rent	Termination

Broadcasting studio in Beijing (LG1, Left Bank Community, 68 North Fourth Ring West Road, Haidian District, Beijing City, PRC)	April 1, 2025 to March 31, 2025；Renewed from April 1, 2025 to March 31, 2028	Broadcasting studio	RMB 650,000 per year	Either party may terminate this Agreement with thirty days prior written notice to the other party. Lichen Zixun may renew the lease with two-month’s written notice prior to the end of the lease.
Office in Fujian (Room 14G, Yinli Building, No. 672, Qinghua South District, Qingyang Sub-district, Jinjiang City, Fujian Province, PRC)	November 1, 2023 to October 31, 2026	Office	RMB 45,600 per year	N/A
Office in Fujian (Units 13A, 13B, No. 10 Hubin Bei Road, Siming District, Xiamen City, Fujian Province, PRC)	January 1, 2026 to December 31, 2027	Office	RMB 300,000 per year	Either party may terminate this Agreement with thirty days prior written notice to the other party. If the lessor agrees to renew the lease, both parties shall enter into a new lease contract.

Intellectual Property

Our “Lichen” brand is an important element of our business. The registered trademarks in the PRC are as follows:

Trademarks

Registrant	Trademark	Application Code	Category	Application Area

Lichen Zixun		14288203	35	Advertisement, business operations, business management, office management

Lichen Zixun		14288204	36	Financial evaluation, real estate evaluation, capital investment

Lichen Zixun		14288205	41	School, boarding school, training, coaching

Lichen Zixun		24220583	41	School, boarding school, training, coaching

Lichen Zixun		65114101	38	Network broadcasting, information transfer, video conferencing service

Lichen Zixun		65114094	42	Computer software maintenance, Software as a Service (SaaS), packaging design services

Lichen Zixun		65170613	9	Computer, data processing, communication and transmission

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

Overview

We are a leading financial and taxation service provider in China, in terms of revenue, according to the industry report of Frost & Sullivan. We have operated as a dedicated financial and taxation solution service specialist of professional and high-quality services in China for over 20 years. We focus on providing (i) financial and taxation solution services; (ii) education support services; (iii) software and maintenance services and (iv) Pre-IPO advisory services in the PRC under our “Lichen” brand. With over 20 years of operation history, we have gained substantial experience and established a solid reputation with our proven track record in the PRC.

In recognition of our expertise and experience earned from over 20 years in the financial and taxation solution services industry, we have built up our reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in the PRC. From 2012 to 2025, we had been recognized as one of the Top 50 Providers of Management Consulting Services in China for fourteen consecutive years by the China Enterprise Confederation Management Advisory Committee. In 2024, we made our debut in one of the Top 10 Providers of Management Consulting Services in China for the first time.

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

●

Artificial Intelligence Technologies (AI) Development

The advancement and widespread application of artificial intelligence technologies (AI) are expected to transform the traditional financial and taxation consulting industry. AI-driven tools may enhance service efficiency while intensifying industry competition, which could influence pricing, demand, and our future operating results. We believe AI also creates new opportunities for higher-value advisory services, including strategic planning, complex tax structuring, and risk management, where human expertise and judgment remain critical. Our ability to adapt to these technological changes, by integrating AI capabilities into our service offerings and upskilling our workforce, will be a key factor in maintaining our competitive position and meeting evolving client expectations in the long term.

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

Key Components of Results of Operations

Comparison of Years Ended December 31, 2025, 2024 and 2023

The following table summarizes the consolidated results of our operations for the years ended December 31, 2025, 2024 and 2023:

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the years ended December 31,
	2025	2024	2023
Revenues	24,518	41,477	39,759
Cost of revenues	(15,381)	(15,803)	(15,439)
Gross profit	9,137	25,674	24,320

Operating expenses:
Selling and marketing	(10,629)	(12,529)	(3,124)
General and administrative	(12,914)	(17,696)	(8,937)
Goodwill impairment	(3,663)	-	-
Total operating expenses	(27,206)	(30,225)	(12,061)
(Loss) Income from operations	(18,069)	(4,551)	12,259
Other (expenses) income:
Other (expense) income, net	1	216	(709)
Interest income	146	163	38
Loss on disposal of subsidiary	(3,865)	-	-
(Loss) Income before income taxes	(21,787)	(4,172)	11,588
Income tax expense	-	(1,948)	(3,250)
Net (loss) income	$(21,787)	$(6,120)	$8,338

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services,software and maintenance services and Pre-IPO advisory services. Our total revenue was approximately $24.52 million for the year ended December 31, 2025, compared to approximately $41.48 million for the year ended December 31, 2024, an decrease of approximately $19.96 million, or 40.89%. Such decrease was due to an approximately $14.33 million decrease in revenue from financial and taxation solution services, an approximately $2.09 million decrease in revenue from our education support services, an approximately $1.35 million decrease in revenue from our software and maintenance services and an approximately $0.81 million increase in revenue from our Pre-IPO advisory services which we began providing in the year ended December 31, 2025.

Revenue from financial and taxation solution services amounted to approximately $19.96 million, or 81.41% of total revenue, for the year ended December 31, 2025, decreased by $14.33 million, or 41.79%, from approximately $34.29 million for the year ended December 31, 2024. Such decrease was mainly due to the reason that many former bookkeeping agencies in China have transformed into consulting service providers and engaged in price competition by offering relatively low service fees. The quantity of the customers decreased by 126 from 587, or 21.47% for the year ended December 31, 2024 to 461 for the year ended December 31, 2025.

Revenue from education support services decreased by $2.09 million, or 71.97%, from approximately $2.90 million or 6.98% of total revenue, for the year ended December 31, 2024, to approximately $0.81 million, or 3.31% of total revenue for the year ended December 31, 2025. Such decrease was attributable to the Company’s gradual termination of operations in the education support services.

Our operations for software and maintenance services began in March 2019. Revenue from this business amounted to approximately $2.94 million, or 11.97% of total revenue, for the year ended December 31, 2025, decreased by $1.35 million, or 31.51%, from approximately $4.29 million for the year ended December 31, 2024. Such decrease was due to the market contraction, coupled with the fact that AI software has gradually replaced certain functions of conventional software.

Revenue from Pre-IPO advisory services commenced in January 2025. For the year ended December 31, 2025, revenue from this business line amounted to approximately $0.81 million, representing 3.30% of total revenue. Through channels including customer referrals and external exhibitions, the Company identifies and negotiates with potential clients to provide comprehensive service solutions for enterprises planning to go public, supporting them throughout their IPO process.

Cost of revenue

Our cost of revenue includes employee salaries, registration fees paid to our Partner Institutions and amortization of software in software sales. Our cost of revenue decreased by $0.42 million, or 2.67%, to approximately $15.38 million for the year ended December 31, 2025, from approximately $15.80 million for the year ended December 31, 2024. Despite the decline in our revenue, the Company did not reduce workforce. The underutilization of consulting personnel, together with continued fixed labor costs, led to a significant revenue decline without a commensurate drop in expenses.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses decreased by $1.90 million, or 15.16%, to approximately $10.63 million for the year ended December 31, 2025, from approximately $12.53 million for the year ended December 31, 2024. Such decrease was primarily due to the reduction in advertising and marketing expenditures. As a percentage of revenue, selling and marketing expenses increased to 43.35% for the year ended December 31, 2025, from 30.21% for the year ended December 31, 2024.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, depreciation of property and equipment and amortization of intangible assets. Our general and administrative expenses decreased by $4.78 million, or 27.02%, to approximately $12.91 million for the year ended December 31, 2025, from approximately $17.70 million for the year ended December 31, 2024. As a percentage of revenue, general and administrative expenses increased to 52.67% for the year ended December 31, 2025, from 42.66% for the year ended December 31, 2024.

Goodwill impairment

We recognized $3.66 million in goodwill impairment for the year ended December 31, 2025. Since Bondly Enterprises Limited and its subsidiary incurred a loss and failed to reach the projected performance in fiscal year of 2025. We have assessed and recorded the goodwill impairment of acquired Bondly HK amounted to $3.66 million as of December 31, 2025.

(Loss) Income from operations

As a result of the foregoing, we incurred loss from operations of approximately $18.07 million for year ended December 31, 2025, compared $4.55 million for the year ended December 31, 2024.

Total other (expense) income

We had approximately $3.72 million in total other expense for the year ended December 31, 2025, as compared to approximately $0.38 million in total other income for the year ended December 31, 2024. Total other (expense) income for the year ended December 31, 2025 consisted of other income, net, in the amount of approximately $0.01 million, interest income in the amount of approximately $0.15 million and loss on disposal of subsidiary in the amount of approximately $3.87 million. Total other (expense) income for the year ended December 31, 2024 consisted of other income, net, in the amount of approximately $0.22 million and interest income in the amount of approximately $0.16 million.

Income tax expense

We recorded income tax expenses of nil for the year ended December 31, 2025, as compared to approximately $1.95 million for the year ended December 31, 2024; an decrease of approximately $1.95 million, or 100.00%. The decrease in the income tax expense mainly resulted from the decrease in our revenue.

Net loss

As a result of the cumulative effect of the factors described above, our net loss increased by approximately $15.67 million, or 256.00%, to approximately $21.79 million for the year ended December 31, 2025, from approximately $6.12 million for the year ended December 31, 2024.

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

Total other (expense) income

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

Income tax expense

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

5.B. Liquidity and Capital Resources.

Cash Flow Summary

The following table presents an overview of cash flows for the periods indicated:

(All amounts, other than percentages, in thousands of U.S. dollars)

	Years Ended December 31,
	2025	2024	2023

Net cash (used in) provided by operating activities	$(17,849)	$(5,572)	$557
Net cash used in investing activities	(5,478)	(9,888)	(9,865)
Net cash provided by financing activities	23,612	13,087	14,098
Effects of exchange rate changes on cash	(83)	3,229	(1,533)
Net increase in cash	$202	$856	$3,257

Operating Activities:

For the year ended December 31, 2025, net cash used in operating activities was mainly resulted from the net loss of $21.79 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $4.29 million, loss on disposal of subsidiary in the amount of approximately $3.87 million, goodwill impairment in the amount of approximately $3.66 million, share-based compensation in the amount of approximately $0.31 million, accounts receivable in the amount of approximately $2.07 million and accrued liabilities and other current liabilities in the amount of approximately $1.66 million, offset by prepayments and other current assets in the amount of approximately $11.16 million, lease liabilities in the amount of approximately $0.12 million, contract liabilities in the amount of approximately $0.42 million and tax payables in the amount of approximately $0.21 million.

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

Investing Activities

Net cash used in investing activities was approximately $5.48 million for the year ended December 31, 2025, as compared to approximately $9.89 million in net cash used in investing activities for the year ended December 2024. Net cash used in investing activities for the year ended December 31, 2025 was primarily attributable to purchase of Bondly HK, net in the amount of approximately $5.33 million, acquisition in long term investment in the amount of approximately $1.15 million and the proceeds on disposal of the subsidiary in the amount of $1.00 million.

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

Financing Activities:

Net cash provided by financing activities was approximately $23.61 million for the year ended December 31, 2025 consisted proceeds from issuance of Class A ordinary shares in the amount of approximately $24.48 million and the due to a related party amounted to approximately $0.87 million.

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

Capital Expenditures

We made capital expenditures of approximately $5.48 million, approximately $9.89 million and approximately $9.87 million for the years ended December 31, 2025, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for the acquisition of potential company, development for our software, and purchasing the office buildings for our operation. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

Off-Balance Sheet Commitments and Arrangements

The Company has commitments for capital expenditures totaling $7,056,681 (RMB 49.6 million) as of December 31, 2025. These commitments are primarily related to the acquisition of office buildings and the development of software.

We did not have any other off-balance sheet commitments or arrangements as of December 31, 2025.

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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

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

For revenue generated from the provision of financial and taxation solution services, the arrangement involves a bundle of activities (e.g., scheme design, implementation guidance, evaluation) that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these activities are not separately identifiable and form only one series of distinct service.

The series of distinct services within the contract are treated as one performance obligation because they are substantially the same and transfer to the customer in the same pattern over time. The Company evaluates that it acts as the principal in these arrangements. It controls the promised services before transfer, is primarily responsible for fulfillment, and has discretion in pricing. Therefore, the Company reports revenues from financial and taxation solution services on a gross basis. We do not provide any other credit and incentive related to our services, therefore there is no variable consideration in the arrangement. As our services are provided without right of return and we do not provide any other credit and incentive to our customers, therefore, the provision of financial and taxation solution services does not involve variable consideration.

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

For revenue generated from the software and maintenance services, one software and maintenance service is normally included as a bundle package for the first-time purchase. There are two separate performance obligations in such bundle sales as the software is a distinct good while the maintenance service is a distinct service. We allocate the transaction price to each distinct performance obligation based on their relative standalone selling prices.

The Company evaluates that it acts as the principal in these arrangements. It controls the promised services before transfer, is primarily responsible for fulfillment, and has discretion in pricing. Therefore, the Company reports revenues from the software and maintenance services on a gross basis. We do not provide any other credit and incentive related to our services, therefore there is no variable consideration in the arrangement. As our services are provided without right of return and we do not provide any other credit and incentive to our customers, therefore, software and maintenance services does not involve variable consideration.

Software and maintenance services

Revenues from the provision of Pre-IPO advisory services is recognized on a straight-line basis over the term of the agreement. The arrangement involves a bundle of activities (e.g., planning, guidance and participation in the pre-IPO-related matters) that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these activities are not separately identifiable and form only one series of distinct service.

The series of distinct services within the contract is treated as one performance obligation because the services are substantially the same and transfer to the customer in the same pattern over time. The Company determines that it acts as the principal in these arrangements, as it controls the promised services before transfer, is primarily responsible for fulfillment, and has discretion in pricing. Accordingly, the Company reports revenues from Pre-IPO advisory services on a gross basis.

The transaction price consists of a fixed component and a variable component. The success fee is variable consideration that depends on the outcome of a future event (the IPO funding amount). At contract inception, significant uncertainty exists regarding whether the IPO will occur and the amount of funding. Given this uncertainty, the success fee is constrained and not included in the initial transaction price, as including it would result in a significant revenue reversal if the IPO fails.

Contract liabilities

Contract liability is recorded when a payment is received from a customer before the Company transfers the related services. Contract liability is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the years ended December 31,
	2025	2024	2023
Financial and taxation solution services	$19,961	$34,293	$31,772
Education support services	812	2,897	3,730
Software and maintenance services	2,936	4,287	4,257
Pre-IPO advisory services	809	-	-
Revenue	$24,518	$41,477	$39,759

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM, which is comprised of the executive directors of the Company, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company has determined that there is only one reportable operating segment.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2025, 2024 and 2023, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2025, 2024 and 2023, the advertising expenses amounted to approximately $9.90 million, $11.87 million and $2.37 million, respectively.

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

(Loss) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2025, 2024 and 2023.

Use of estimate and assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include, allowance for credit losses, inventories, useful lives of long-lived assets, goodwill, long-term investment, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

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

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive (loss) income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from (i) financial and taxation solution services; (ii) education support services to partnered institutions; (iii) software and maintenance services, and (iv) Pre-IPO advisory services. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the years ended December 31, 2025 and 2024, the Company did not provide expected credit losses against accounts receivable.

Prepayments, deposits, and other current assets

Prepayments, deposits, and other current assets mainly represents cash deposited for AI software development service. The deposits are refundable and bear no interest pursuant to terms of contract. The software development service is in progress and anticipated to be completed by 2026. As of the date of this report, the Company has invested approximately US$23.05 million in the research and development of AI software.

Long-term investments

The Company’s long-term investments primarily consist of equity investments accounted for using the equity method and other investments accounted for at fair value.

Equity investments accounted for using the equity method

The Company applies the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323 Investment—Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment loss, net (including impairments)” in the consolidated statements of operations and comprehensive (loss) income when the decline in value is determined to be other-than-temporary.

Investments accounted for at fair value

In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive (loss) income as “Investment loss, net (including impairments)”.

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

In testing goodwill for impairment, the Company compares the fair value of each reporting unit with its carrying amount. Fair value is determined using a discounted cash flow (DCF) model, which is considered an income approach based on Level 3 inputs. Significant assumptions used in the DCF model include: projected future revenue growth rates, projected operating margins, long-term terminal growth rates, discount rates reflecting the weighted average cost of capital (WACC) and etc. The enterprise value is derived by discounting the projected future cash flows of the reporting unit to their present value, plus a terminal value based on a perpetual growth method. The fair value of the reporting unit is then reconciled to the total enterprise value, considering control premiums and market participant perspectives as appropriate.

As of December 31, 2025, goodwill resulting from business acquisitions has only one reporting unit, including Bondly HK. The Company evaluates the indicators of potential goodwill impairment on a quarterly basis and performs the annual goodwill impairment assessment as of December 31. As of December 31, 2025, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value. Accordingly, the Company recognized a goodwill impairment charge of $3,663,458 for the year ended December 31, 2025. No impairment of goodwill was recognized for the years ended December 31, 2024 and 2023.

Impairment of long-lived assets other than goodwill

The Company reviews its long-lived assets, including property and equipment, finite-lived intangible assets (such as acquired customer relationships and software), and right-of-use assets arising from lease arrangements, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually.

In assessing potential impairment, the Company considers both qualitative and quantitative factors, including significant declines in actual or projected revenue and profitability, material adverse changes in market conditions, industry trends, or the economic outlook, significant changes in the use of assets, unexpected technological obsolescence, and other factors that could affect the recoverability of the carrying values.

The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment of long-lived assets other than goodwill for the years ended December 31, 2025, 2024 and 2023.

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

Recent Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its combined financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ya Li	46	Chief Executive Officer, Chairman of the Board, and Director
Zhixiang Fang	53	Chief Financial Officer
Yi Deng	45	Director
Zhihuang Deng (1)(2)(3)	56	Independent Director
Robert Bodenstein (1)(2)(3)	63	Independent Director
Jingyu Lian (1)(2)(3)	50	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB5,061,440 (approximately US$720,100), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2024, we paid an aggregate of RMB5,092,614 (approximately US$715,086), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2023, we paid an aggregate of RMB4,946,072 (approximately US$701,895), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors.

On August 27, 2025, the Company entered into a debt settlement and mutual release agreement with Mr. Ya Li, the Chief Executive Officer, Director and Chairman of the Board of the Company. As of the date of the Agreement, the Company was indebted to Mr. Li accrued but unpaid salary in the amount of RMB 2,129,544 (approximately $297,000) in compensation for the period from January 2025 to June 2025 (the “Debt”). In order to settle the Debt, the Company agreed to issue, and Mr. Li agreed to accept 65,000 Class B Ordinary Shares of the Company, valued at $4.57 per share, which was approximately 102% of the average closing bid price of the Company’s Class A Ordinary Shares during the five trading days immediately prior to the date of the Agreement. On August 27, 2025, pursuant to the Agreement, the Company issued the shares to Mr. Li. The shares were issued pursuant to the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder.

2023 Share Incentive Plan

In September 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 15,000 Class A Ordinary Shares. As of the date of this annual report, 10,100 Class A Ordinary Shares have been granted and outstanding, of which 1,550 Class A Ordinary Shares are granted to certain of our management members and directors.

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

2025 Share Incentive Plan

In October 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Incentive Plan, we are authorized to issue an aggregate of 2,500,000 Class A ordinary shares. As of the date of this annual report, 2,500,000 Class A ordinary shares have been granted and outstanding.

The following paragraphs summarize the terms of the 2025 Incentive Plan.

Types of Awards. The 2025 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2025 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2025 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2025 Incentive Plan after ten years from the date the 2025 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2025 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

As of the date of this annual report, no outstanding awards have been granted under the 2023 Incentive Plan to our directors and executive officers.

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

6.D. Employees

As of the date of this annual report, we have 410 employees. 407 employees are located in China, and 3 employees are based in Singapore. ..

The following table sets out the number of our employees, excluding external experts, categorized by functions as of the date of this annual report:

Function	Number of Employees
Management	18
Finance	12
Research and Development	46
Human Resource Administration	8
Operating Center	52
Quality Control Center	12
Consultation Service Center	262
Total	410

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

The calculations in the table below are based on 16,326,825 Class A Ordinary Shares and 110,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares will be entitled to one (1) vote per share. Holders of Class B Ordinary Shares will be entitled to ten (10) votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

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

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)		Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Ya Li (3)	500		*	110,000	100%	6.31%
Zhixiang Fang	500		*	-	-	-
Yi Deng	500		*	-	-	-
Zhihuang Deng	25		*	-	-	-
Robert Bodenstein	-	-		-	-	-
Jingyu Lian	-	-		-	-	-
All executive officers and directors as a group (5 persons)	1,551		* %	110,000	100%	6.32%

5% or Greater Shareholders
Silver Sky Investment Limited (3)	-	-		45,000	100%	2.58%

*	< 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 16,326,825 Class A Ordinary Shares and 110,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Share are entitled to one (1) vote per share. Holders of Class B Ordinary Shares are entitled to ten (10) votes per share.

(3)	Ya Li is deemed to beneficially own 45,000 Class B Ordinary Shares through Silver Sky Investment Limited, a British Virgin Islands company holding 45,000 shares of our Class B Ordinary Shares. Ya Li has the sole voting and dispositive power of all the shares held by Silver Sky Investment Limited.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	For the years ended December 31,
	2025	2024	2023
Provision of marketing, operation and technical support services to Jinjiang School	$-	$-	$48
Provision of marketing, operation and technical support services to Quanzhou School	-	-	60
Processing of academic education applications to Jinjiang School	-	-	101
Processing of academic education applications to Quanzhou School	-	-	107
Sales of teaching and learning materials to Jinjiang School	-	-	74
Sales of teaching and learning materials to Quanzhou School	-	-	49
Online training to Jinjiang School	-	-	28
Online training to Quanzhou School	-	-	16
Total revenues – related parties	$-	$-	$483

ii)	Significant balances with related parties were as follows:

	As of December 31,
	2025	2024
	In thousands of USD
Due to the related party
Ya Li	$-	$866
Total	$-	$866

Balances due to Ya Li are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

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

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Cayman Islands Companies Act (as revised), insofar as they relate to the material terms of our Class A Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

Our directors may whenever they think fit proceed to convene a general meeting of the Company. The directors convening a general meeting shall give at least five days’ notice of the general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner mentioned in the articles of association of the Company or in such other manner if any as may be prescribed by the Company. Our Board of Directors must convene a general meeting upon the written request of one or more shareholders holding no less than 10% of the Company’s paid-up capital as at the date of the deposit of the requisition carries the right of voting at general meetings of the Company.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. For so long as any shares are listed on the Nasdaq Capital Market (and any other stock exchange on which the Company’s shares are listed for trading), one or more shareholders holding shares that represent not less than one-third of the voting rights of the outstanding issued shares carrying the right to vote at such general meeting shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved, and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. The chairman, if any, of our Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the general meeting, or is unwilling to act, the directors present shall elect one of their number to be chairman of the general meeting.

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

Winding Up

On a return of capital on winding up, if assets available for distribution among the shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed among the holders of our shares in proportion to the capital paid up at the commencement of the winding up. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

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

Provided the necessary shareholders and board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as our company, before the issue of the shares, may by special resolution determine, provided the requirements under the Cayman Islands Companies Act have been satisfied. Under the Cayman Islands Companies Act, the repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our company’s capital, our company must, immediately following the date of such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares, and (3) unless the manner and terms of purchase (if not so authorized under the amended and restated memorandum and articles of association) have first been authorized by a resolution of our shareholders. In addition, under the Cayman Islands Companies Act, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. The Registry of Companies in the Cayman Islands is not public in the sense that copies of the constitutional documents and information on shareholders is not publicly available and information on directors is limited. However, we will provide our shareholders with annual audited financial statements.

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

Exempted Company

We are an exempted company with limited liability under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any proposed company applying for registration under the Cayman Islands Companies Act, the objects of which are to be carried out mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company shall not carry on a trade or business in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities if it is not listed on the Cayman Islands Stock Exchange;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

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

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands government currently imposes no taxes on companies or individuals relating to profits, income or dividends, capital gains, death or succession duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duty which may be applicable on instruments executed in, or after execution brought to the Cayman Islands, or produced before a Cayman Islands court. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

No stamp duty is payable in the Cayman Islands in respect of the issue of the shares or on an instrument of transfer in respect of shares of a Cayman exempted company except those which hold interests in land in the Cayman Islands and except where the relevant document or instrument is executed in or brought to the Cayman Islands, or produced before a Cayman Islands court.

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

14.E. Use of Proceeds

May 2, 2024 Registered Direct Offering

On May 13, 2024, the Company completed a registered direct offering pursuant to certain securities purchase agreements dated May 2, 2024. The Company received gross proceeds of $7,266,000. The company used the proceeds from the offering to pay other service providers in connection with the offering and for working capital purposes.

December 26, 2024 Registered Direct Offering

On December 27, 2024, the Company completed a registered direct offering pursuant to certain securities purchase agreements dated December 26, 2024 and certain placement agency agreement with Univest Securities, LLC (“Univest”) dated December 26, 2024. The Company received gross proceeds of approximately $2.8 million. They company paid Univest a placement agent fee equal to 7% of the gross proceeds and reimbursed Univest for accountable expenses in the amount of $50,000. The Company used the remaining proceeds from the offering to pay other service providers in connection with the offering and for working capital purposes.

December 29, 2024 Registered Direct Offering

On December 31, 2024, the Company completed a registered direct offering pursuant to certain securities purchase agreements dated December 29, 2024 and certain placement agency agreement with Univest dated December 29, 2024. The Company received gross proceeds of approximately $3.1 million. They company paid Univest a placement agent fee equal to 7% of the gross proceeds and reimbursed Univest for accountable expenses in the amount of $50,000. The Company used the remaining proceeds from the offering to pay other service providers in connection with the offering and for working capital purposes.

January 28, 2025 Registered Direct Offering

On January 29, 2025, the Company completed a registered direct offering pursuant to certain securities purchase agreements dated January 28, 2025 and certain placement agency agreement with Univest dated January 28, 2025. The Company received gross proceeds of approximately $3.4 million. They company paid Univest a placement agent fee equal to 7% of the gross proceeds and reimbursed Univest for accountable expenses in the amount of $50,000. The Company used the remaining proceeds from the offering to pay other service providers in connection with the offering and for working capital purposes.

September 2025 Private Placement

On September 19, 2025, the Company completed a registered direct offering pursuant to certain securities purchase agreements dated September 15, 2025. The Company received gross proceeds of $18.6 million. The company plan to use the proceeds from the offering to pay other service providers in connection with the offering and for working capital purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025, 2024 and 2023. Audit services provided by Enrome LLP for fiscal years ended December 31, 2025, 2024 and 2023 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP, our independent registered public accounting firm, for the periods indicated.

	Year ended December 31,
Services	2024	2025
	US$	US$
Audit Fees (1) - Enrome LLP	180,000	140,000
Audit-Related Fees (2)	50,000	35,000
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	230,000	175,000

Note 1:	“Audit fees” include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.
2:	“Audit-related fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
3.	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.
4.	“All other fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

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

A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards during the fiscal year ended December 31, 2025 and the period from January 1, 2026 to the date of this annual report are as follows:

Nasdaq Stock Market Rule 5620(a) (“Rule 5620(a)”) requires each listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. In lieu of following Rule 5620(a), the Company has elected to follow the home country practice in the Cayman Islands, which does not require the Company to hold annual meeting of shareholders.

Nasdaq Stock Market Rule 5635(c) (“Rule 5635(c)”) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	The Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on January 7, 2026)

2.1*	Description of the Registrant’s Securities

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

2.3	Pre-Funded Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on December 17, 2024)

2.4	Pre-Funded Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on January 3, 2025)

2.5	Pre-Funded Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.2 to our report on Form 6-K filed with the SEC on January 3, 2025)

2.6	Pre-Funded Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on January 31, 2025)

4.1	Translation of Employment Agreement by and between Lichen Zixun and Ya Li (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.2	Translation of Employment Agreement by and between Lichen Zixun and Zhixiang Fang (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.3	Translation of Employment Agreement by and between Lichen Zixun and Yi Deng (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.4	Director Offer Letter by and between the Registrant and Zhihuang Deng (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.5	Director Offer Letter by and between the Registrant and Lourdes Felix (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.6	Director Offer Letter by and between the Registrant and Kipton Cariaga (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.7	Translation Form of the Expert Corporation Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.8	Translation Form of the Partnership Agreement (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

4.9	Director Offer Letter by and between the Registrant and Robert Bodenstein (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed with the SEC on April 4, 2024)

4.10	Director Offer Letter with Jingyu Lian (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on April 4, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-264624), as amended, initially filed with the SEC on May 2, 2022)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F filed with the SEC on April 4, 2024)

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of Tianyuan Law Firm

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on April 4, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lichen International Limited

By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

Date: April 28, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LICHEN INTERNATIONAL LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Lichen International Limited (formerly known as “Lichen China Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lichen International Limited and its subsidiaries (the “Company”), as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2025, 2024 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits   to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 28, 2026

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash	$26,914	$26,712
Accounts receivable and contract assets	2,260	4,263
Inventories	-	67
Prepayments, deposits, and other current assets	6,992	2,968
Total current assets	36,166	34,010

Long-term investment	1,722	145
Property and equipment, net	7,043	13,693
Intangible assets, net	8,089	11,052
Right-of-use assets	554	61
Goodwill	791	4,454
Prepaid and other assets	21,208	16,425
Total assets	$75,573	$79,840

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$-	$55
Accrued expenses and other current liabilities	3,404	1,627
Contract liabilities	285	696
Taxes payable	780	970
Due to the related parties	-	866
Lease liabilities	211	56
Total current liabilities	4,680	4,270

Lease liabilities	343	5
Total non-current liability	343	5
Total Liabilities	5,023	4,275

Commitments and contingencies	-	-

Shareholders’ equity:
Class A Ordinary Share, $0.008 par value, 20,000,000,000 shares authorized; 16,216,825 and 449,500 shares issued and outstanding as of December 31, 2025 and 2024, respectively[1]	130	4
Class B Ordinary Share, $0.008 par value, 5,000,000,000 shares authorized; 110,000 and 45,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively[1]	1	*
Additional paid-in capital	51,251	33,355
Statutory surplus reserves	1,737	1,737
Retained earnings	20,121	42,083
Accumulated other comprehensive loss	(2,690)	(3,997)
Total Lichen International Limited’s shareholders’ equity	70,550	73,182
Non-controlling interest	-	2,383
Total shareholders’ equity	70,550	75,565

Total liabilities and shareholders’ equity	$75,573	$79,840

*	Represents amount less than $1,000.

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	For the years ended December 31,
	2025	2024	2023
Revenues
Financial and taxation solution services	$19,961	$34,293	$31,772
Education support services	812	2,897	3,730
Software and maintenance services	2,936	4,287	4,257
Pre-IPO advisory services	809	-	-
Total revenues	24,518	41,477	39,759
Cost of revenues	(15,381)	(15,803)	(15,439)
Gross profit	9,137	25,674	24,320

Operating expenses:
Selling and marketing	(10,629)	(12,529)	(3,124)
General and administrative	(12,914)	(17,696)	(8,937)
Goodwill impairment	(3,663)	-	-
Total operating expenses	(27,206)	(30,225)	(12,061)

(Loss) Income from operations	(18,069)	(4,551)	12,259

Other (expenses) income:
Other (expense) income, net	1	216	(709)
Interest income	146	163	38
Loss on disposal of subsidiary	(3,865)	-	-

(Loss) Income before income taxes	(21,787)	(4,172)	11,588

Income tax expense	-	(1,948)	(3,250)

Net (loss) income	$(21,787)	$(6,120)	$8,338
Less: Net gain attributable to non-controlling interests	(175)	(19)	-
Net (loss) income attributable to Lichen International Ltd	(21,962)	(6,139)	8,338

Other comprehensive income (loss ):
Foreign currency translation adjustments	1,307	(564)	(1,433)
Comprehensive (loss) income	$(20,480)	$(6,684)	$6,905
Less: comprehensive income (loss) attributable to non-controlling interests:	-	-	-
Comprehensive loss (income) attributable to the Company	$(20,480)	$(6,684)	$6,905

Weighted average number of ordinary shares outstanding – basic and diluted[1]	5,302,485	175,897	130,363

(Loss) Earnings per ordinary share – basic and diluted[1]	(4.11)	(34.79)	63.96

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$ 0.008 par value)[1]		Class B Ordinary Shares (US$ 0.008 par value) [1]			Additional paid-in capital	Statutory surplus reserve	Retained Earnings	Accumulated other comprehensive loss	Total Lichen International Ltd shareholders’ equity	Non- controlling interests	Total Shareholders’ equity
Balance as of December 31, 2022	67,500	$1	45,000	$	*	$1,487	$789	$40,832	$(2,000)	$41,109	$-	$41,109
Net income								8,338		8,338		8,338
Net Proceeds from the initial public offering	20,000	*			-	13,406			-	13,406	-	13,406
Appropriation of for statutory reserve	-	-	-		-	-	948	(948)	-	-	-	-
Foreign currency translation adjustments	-	-	-		-	-	-	-	(1,433)	(1,433)	-	$(1,433)
Balance as of December 31, 2023	87,500	$1	45,000	$	*	$14,893	$1,737	$48,222	$(3,433)	$61,420	$-	$61,420
Net loss								(6,139)	-	(6,139)	19	(6,120)
Ordinary shares issue for cash	351,900	3	-		-	15,049	-	-	-	15,052	-	15,052
Share based compensation (Note 15)	10,100	*	-		-	3,413	-	-	-	3,413	-	3,413
Business acquisition	-	-	-		-	-	-	-	-	-	2,364	2,364
Foreign currency translation adjustments	-	-	-		-	-	-	-	(564)	(564)	-	(564)
Balance as of December 31, 2024	449,500	$4	45,000	$	*	$33,355	$1,737	$42,083	$(3,997)	$73,182	$2,383	$75,565
Net loss	-	-	-		-	-	-	(21,962)	-	(21,962)	175	(21,787)
Ordinary shares issue for cash	15,712,500	126	-		-	20,317	-	-	-	20,443	-	20,443
Business acquisition	-	-	-		-	(2,734)	-	-	-	(2,734)	(2,558)	(5,292)
Issuance of shares due to roundup of fractional shares in share consolidation	54,825	-	-			-	-	-	-	-	-	-
Ordinary shares issue for debt settlement	-	-	65,000		1	313	-	-	-	314	-	314
Foreign currency translation adjustments	-	-	-		-	-	-	-	1,307	1,307	-	1,307
Balance as of December 31, 2025	16,216,825	$130	110,000		$1	$51,251	$1,737	$20,121	$(2,690)	$70,550	$-	$70,550

*	Represents amount less than $1,000.

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	For the years ended December 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(21,787)	$(6,120)	$8,338
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	561	691	681
Amortization of intangible assets	3,466	2,063	2,150
Amortization of right-of-use assets	122	121	92
Amortization of other assets	140	115	72
Investment income	(20)	(6)	-
Loss on disposal of subsidiary	3,865
Goodwill impairment	3,663	-	-
Share-based compensation	314	3,413	-
Changes in operating assets and liabilities:
Accounts receivable and contract assets	2,065	642	(982)
Prepayments and other current assets	(11,162)	(4,746)	(9,697)
Payment of deferred offering costs	-	-	1,095
Lease liabilities	(123)	(121)	(161)
Accounts payable	(55)	(4)	(98)
Contract liabilities	(420)	(326)	(94)
Accrued expenses and other current liabilities	1,664	(712)	(362)
Due to the related parties	-	-	(1,066)
Tax payables	(209)	(601)	551
Inventories	67	19	38
Net cash (used in) provided by operating activities	(17,849)	(5,572)	557

Cash Flows from Investing Activities:
The deposits for AI software	-	(5,897)	-
Acquisition of Bondly HK	(5,330)	(3,815)	-
Purchases of property and equipment	-	(36)	(3,204)
Purchase of intangible assets	-	-	(2,063)
Acquisition in long term investment	(1,152)	-	-
Proceeds on disposal of the subsidiary	1,004	-	-
The deposits for Haicang property	-	-	(4,598)
The deposits for potential acquisition	-	(140)	-
Net cash used in investing activities	(5,478)	(9,888)	(9,865)

Cash Flows from Financing Activities:
Ordinary shares issued for cash	24,483	12,221	-
Due to the related parties	(871)	866
Proceeds from IPO	-	-	14,098
Net cash provided by financing activities	23,612	13,087	14,098

Effect of exchange rate changes on cash and cash equivalents	(83)	3,229	(1,533)

Net increase in cash and cash equivalents	202	856	3,257
Cash at the beginning of year	26,712	25,856	22,599

Cash at the end of year	$26,914	$26,712	$25,856

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$115	$2,407	$2,630
Supplemental disclosures of non-cash flows information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$607	$54	$23
Purchase of intangible assets prepaid in prior year	$-	$2,808	$667
Acquisition of Bondly HK	$5,292	$2,364	$-
Accrued service fees related to the issuance of Class A Ordinary Shares	$1,209	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LICHEN INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Lichen is an investment holding company. Through its wholly owned subsidiaries, Lichen is principally engaged in the provision of: (i) financial and taxation solution services; (ii) education support services to partnered institutions; (iii) software and maintenance services, and (iv) Pre-IPO advisory services.

Lichen owns 100% interests in its subsidiaries. The following diagram illustrates the corporate structure of Lichen International Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025:

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Legend Consulting Investments Limited (“Legend Consulting BVI”)	The British Virgin Islands (“BVI”)	December 20, 2013	100%	Investment holding
Legend Consulting Limited (“Legend Consulting HK”)	Hong Kong	January 8, 2014	100%	Investment holding
Lichen Holding Singapore Pte. Ltd. (“Lichen Singapore”)	Singapore	December 28, 2023	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Fujian Province Lichen Management and Consulting Company Limited (“Lichen Zixun”)	Fujian, the People’s Republic of China (“PRC”)	April 14, 2004	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Bondly Enterprises Limited (“Bondly HK”)	Hong Kong	June 13, 2022	60%	Investment holding
Xiamen Bondly Management and Consulting Company Limited (Bondly XM)	Fujian, the People’s Republic of China (“PRC”)	August 25, 2022	60%	Provision of financial and taxation solution services
Yingtan Legend Capital Management Co., Ltd. (“Lichen Yingtan”)	Jiangxi, the People’s Republic of China (“PRC”)	November 27, 2023	100%	Investment
Xiamen Legend Technology Co., Ltd. (“Legend Technology”)	Fujian, the People’s Republic of China (“PRC”)	July 9, 2025	100%	Technology promotion and application services
Xiamen Legend Tax and Finance Service Co., Ltd. (“Legend Tax&Finance”)	Fujian, the People’s Republic of China (“PRC”)	October 11, 2025	100%	Provision of financial and taxation solution services
Shanghai Legend Zhiyuan Management and Consulting Co., Ltd. (“Shanghai Zhiyuan”)	Shanghai, the People’s Republic of China (“PRC”)	October 11, 2025	55%	Provision of financial and taxation solution services

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

The acquisition of 60% of the equity interest in Bondly HK was completed on July 29, 2024 and the acquisition of remained 40% of the equity interest in Bondly HK was completed on February 26, 2025. Bondly HK is an investment holding company wholly owned by Legend Consulting HK.

Bondly XM, which is wholly owned and established by Bondly HK on August 25, 2022, is engaged in providing financial and taxation solution services.

Lichen Yingtan is an investment holding company wholly owned by Legend Consulting HK.

Legend Technology, which is wholly owned and established by Lichen Zixun on July 9, 2025, is engaged in providing technology promotion and application services.

Legend Tax&Finance, which is wholly owned and established by Lichen Zixun on October 11, 2025, is engaged in providing financial and taxation solution services.

Shanghai Zhiyuan, established by Lichen Zixun on October 11, 2025, in which Lichen Zixun holds a 55% equity interest, is engaged in providing financial and taxation solution services.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of US$21,788,012 during the financial year ended December 31, 2025 and recorded a cash outflow from operating activities of US$6,643,901 for the year ended December 31, 2025, as of that date. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Notwithstanding the above, the Company continues to have a reasonable expectation that adequate resources to continue in operation with positive cash contributions for at least the next 12 months. As of December 31, 2025, the balance of cash was $26,913,535 and a positive working capital of $31,485,947. This showed that the Company has a strong financial position. As a result, the Company believes it has sufficient and appropriate financial abilities to enable it to undertake its liabilities and doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance date of the financial statements have been alleviated.

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

Use of estimate and assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include, allowance for credit losses, inventories, useful lives of long-lived assets, goodwill, long-term investment, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

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

Functional currency and foreign currency translation

The reporting currency of the Company is the United States dollar (“US$”). The Company’s operations are principally conducted through its subsidiaries in PRC in the local currency, Renminbi (RMB), as its functional currency. The functional currency of the Company’s entities incorporated in Hong Kong is the Hong Kong dollars (“HK$”). The functional currency of the Company’s entities incorporated in Singapore is the Singapore dollars (“SG$”).The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities are translated at the unified exchange rate as quoted by the PBOC (“The People’s Bank of China”) at the balance sheet date. The statement of income accounts is translated at the average exchange rates for the periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $2.69 million, $4.00 million and $3.43 million as of December 31, 2025, 2024 and 2023, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of December 31,
	2025	2024	2023
Period-end RMB: US$1 exchange rate	7.0288	7.1884	7.0827
Period-end HK$: US$1 exchange rate	7.7819	7.7625	7.8157
Period-end SG$: US$1 exchange rate	1.2877	1.3508	1.3172

	For the years ended December 31,
	2025	2024	2023
Period-average RMB: US$1 exchange rate	7.1429	7.1217	7.0467
Period-average HK$: US$1 exchange rate	7.7965	7.8024	7.8282
Period-average SG$: US$1 exchange rate	1.3030	1.3333	1.3396

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

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and due to the related parties, approximate their recorded values due to their short-term maturities as of December 31, 2025 and 2024.

Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. The Company maintains most of its bank accounts in the Cayman and mainland of China.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive (loss) income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from (i) financial and taxation solution services; (ii) education support services to partnered institutions; (iii) software and maintenance services, and (iv) Pre-IPO advisory services. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the years ended December 31, 2025 and 2024, the Company did not provide expected credit losses against accounts receivable.

Contract assets

Contract assets represent the Company’s right to consideration in exchange for goods and service performed, which invoice has not been issued.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of December 31, 2025 and 2024, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepayments, deposits, and other current assets

Prepayments, deposits, and other current assets mainly represents cash deposited for software development service. The deposits are refundable and bear no interest pursuant to terms of contract. The software development service is in progress and anticipated to be completed by 2026.

Long-term investments

The Company’s long-term investments primarily consist of equity investments accounted for using the equity method and other investments accounted for at fair value.

Equity investments accounted for using the equity method

The Company applies the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323 Investment—Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Company   subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment loss, net (including impairments)” in the consolidated statements of operations and comprehensive (loss)   income when the decline in value is determined to be other-than-temporary.

Investments accounted for at fair value

In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive (loss) income   as “Investment loss, net (including impairments)”.

Property and equipment

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expenses are included in general and administrative expenses. Land is not depreciated since it has an indefinite useful life. Estimated useful lives are as follows:

Categories	Useful Life	Estimated Residual Value
Building	20-50 years	5%
Motor vehicles	10 years	5%
Furniture and equipment	3-5 years	5%
Office improvements	3-5 years	0%

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

Intangible assets

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Categories	Estimated Useful Life
Licensed software	5 years
Customer relationship	5 years

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

In testing goodwill for impairment, the Company compares the fair value of each reporting unit with its carrying amount. Fair value is determined using a discounted cash flow (DCF) model, which is considered an income approach based on Level 3 inputs. Significant assumptions used in the DCF model include: projected future revenue growth rates, projected operating margins, long-term terminal growth rates, discount rates reflecting the weighted average cost of capital (WACC) and etc. The enterprise value is derived by discounting the projected future cash flows of the reporting unit to their present value, plus a terminal value based on a perpetual growth method. The fair value of the reporting unit is then reconciled to the total enterprise value, considering control premiums and market participant perspectives as appropriate.

As of December 31, 2025, goodwill resulting from business acquisitions has only one reporting unit, including Bondly HK.     The Company evaluates the indicators of potential goodwill impairment on a quarterly basis and performs the annual goodwill impairment assessment as of December 31. As of December 31, 2025, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value. Accordingly, the Company recognized a goodwill impairment charge of $3,663,458 for the year ended December 31, 2025. No impairment of goodwill was recognized for the years ended December 31, 2024 and 2023.

Prepaid and other assets

Mainly represents the deposit of the new purchased property, cash deposited for software development service and prepaid renovation expense. The deposits are refundable and bear no interest pursuant to terms of contract. The property under development is commitment to be completed by the end of 2028  . The amortization period of the renovation is five years.

Impairment of long-lived assets other than goodwill

The Company reviews its long-lived assets, including property and equipment, finite-lived intangible assets (such as acquired customer relationships and software), and right-of-use assets arising from lease arrangements, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually.

In assessing potential impairment, the Company considers both qualitative and quantitative factors, including significant declines in actual or projected revenue and profitability, material adverse changes in market conditions, industry trends, or the economic outlook, significant changes in the use of assets, unexpected technological obsolescence, and other factors that could affect the recoverability of the carrying values.

The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment of long-lived assets other than goodwill for the years ended December 31, 2025, 2024 and 2023.

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

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use assets as of December 31, 2025 and 2024.

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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

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

For revenue generated from the provision of financial and taxation solution services, the arrangement involves a bundle of activities (e.g., scheme design, implementation guidance, evaluation) that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these activities are not separately identifiable and form only one series of distinct service.

The series of distinct services within the contract are treated as one performance obligation because they are substantially the same and transfer to the customer in the same pattern over time. The Company evaluates that it acts as the principal in these arrangements. It controls the promised services before transfer, is primarily responsible for fulfillment, and has discretion in pricing. Therefore, the Company reports revenues from financial and taxation solution services on a gross basis. We do not provide any other credit and incentive related to our services, therefore there is no variable consideration in the arrangement. As our services are provided without right of return and we do not provide any other credit and incentive to our customers, therefore, the provision of financial and taxation solution services does not involve variable consideration.

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

For revenue generated from the software and maintenance services, one software and maintenance service is normally included as a bundle package for the first-time purchase. There are two separate performance obligations in such bundle sales as the software is a distinct good while the maintenance service is a distinct service. We allocate the transaction price to each distinct performance obligation based on their relative standalone selling prices.

The Company evaluates that it acts as the principal in these arrangements. It controls the promised services before transfer, is primarily responsible for fulfillment, and has discretion in pricing. Therefore, the Company reports revenues from the software and maintenance services on a gross basis. We do not provide any other credit and incentive related to our services, therefore there is no variable consideration in the arrangement. As our services are provided without right of return and we do not provide any other credit and incentive to our customers, therefore, software and maintenance services does not involve variable consideration.

Pre-IPO advisory services

Revenues from the provision of Pre-IPO advisory services is recognized on a straight-line basis over the term of the agreement. The arrangement involves a bundle of activities (e.g., planning, guidance and participation in the pre-IPO-related matters) that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these activities are not separately identifiable and form only one series of distinct service.

The series of distinct services within the contract is treated as one performance obligation because the services are substantially the same and transfer to the customer in the same pattern over time. The Company determines that it acts as the principal in these arrangements, as it controls the promised services before transfer, is primarily responsible for fulfillment, and has discretion in pricing. Accordingly, the Company reports revenues from Pre-IPO advisory services on a gross basis.

The transaction price consists of a fixed component and a variable component. The success fee is variable consideration that depends on the outcome of a future event (the IPO funding amount). At contract inception, significant uncertainty exists regarding whether the IPO will occur and the amount of funding. Given this uncertainty, the success fee is constrained and not included in the initial transaction price, as including it would result in a significant revenue reversal if the IPO fails.

Contract liabilities

Contract liability is recorded when a payment is received from a customer before the Company transfers the related services. Contract liability is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the years ended December 31,
	2025	2024	2023
Financial and taxation solution services	$19,961	$34,293	$31,772
Education support services	812	2,897	3,730
Software and maintenance services	2,936	4,287	4,257
Pre-IPO advisory services	809	-	-
Revenue	$24,518	$41,477	$39,759

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM, which is comprised of the executive directors of the Company, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company has determined that there is only one reportable operating segment.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the years ended December 31, 2025, 2024 and 2023, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the years ended December 2025, 2024 and 2023, the advertising expenses amounted to approximately $9.90 million, $11.87 million and $2.37 million, respectively.

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

(Loss) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the years ended 2025, 2024 and 2023.

Recent accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its combined financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

3. Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. Cash is denominated in the following currencies:

	As of December 31,
	2025	2024
	In thousands of USD
RMB	$23,706	$21,731
HKD	235	263
USD	2,972	4,718
SGD	1	-
Total	$26,914	$26,712

4. Accounts receivable and contract assets

Accounts receivable and contract assets consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	In thousands of USD
Accounts receivables	$1,968	$3,553
Contract assets	292	710
Total	$2,260	$4,263

There was no allowance for credit losses recognized as of December 31, 2025 and 2024, respectively. The accounts receivable amounted to $2,259,768 was fully collected till report date.

5. Prepayments, deposits, and other current assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	In thousands of USD
Deposits to software developer[1]	$6,829	$-
Cash due from the issuance[2]	-	2,831
Rental deposit	21	-
Income tax refundable	70	-
Prepaid service fee	1	63
Other current assets	71	74
Total	$6,992	$2,968

[1]	On May 9, 2025, the Company entered into a Technical service agreement with Xiamen Kuashangtong Technology Co., Ltd. to load the service centered on voice recognition technology into the AI finance and tax large model; The Company paid $6.82 million (RMB48 million) in FY2025. The software development service is in progress and anticipated to be completed by 2026.

[2]	On December 29, 2024, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 25,000,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.125 per share, and for an aggregate purchase price of $3,125,000 (the “Offering”). The Offering closed on December 30, 2024. The Company has received net proceeds of approximately $2,831,250 from the issuance and sale of the Class A Ordinary Shares on January 2, 2025, after deducting the offering expenses.

6. Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
	In thousands of USD
Buildings	$7,451	$15,977
Furniture and equipment	844	685
Motor vehicles	36	152
Office improvements	1,882	1840
Subtotal	10,213	18,654
Less: accumulated depreciation	(3,170)	(4,961)
Property and equipment, net	$7,043	$13,693

Depreciation expenses recognized in general and administrative expenses for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $0.56 million, $0.69 million and $0.68 million, respectively.

The Company has no pledged property and equipment as of December 31, 2025 and 2024.

The Company did not recognize any impairment loss on property and equipment for the years ended December 31, 2025, 2024 and 2023.

7. Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software and customer relationship, which are for sales or support the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	As of December 31,
	2025	2024
	In thousands of USD
Software	$19,262	$18,903
Customer relationship	3,610	3,529
Less: accumulated amortization	(14,783)	(11,380)
Intangible assets, net	$8,089	$11,052

Amortization expense recognized in cost of revenues for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $1.68 million, $1.55 million and $2.13 million, respectively. Amortization expense recognized in general and administrative expenses for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $1.79 million, $0.51 million and $0.02 million, respectively. The weighted average amortization period for licensed software is approximately 4.92 years, 4.83 years and 5.01 years as of December 31, 2025, 2024 and 2023, respectively.

The Company has no pledged intangible assets as of December 31, 2025 and 2024.

The Company disposed of XMLC’ software with a gross carrying amount of $0.07 million, accumulated amortization of $0.06 million and a net carrying amount of $0.01 million.

The Company did not recognize any impairment loss on intangible asset for the years ended December 31, 2025, 2024 and 2023.

The future amortization expense of the intangible assets for the twelve months ending December 31 of the following years is expected as follows:

Year ending December 31,	Amortization expenses
In thousands of USD
2026	$2,997
2027	2,559
2028	1,776
2029	757
Total	$8,089

8. Goodwill

	As of December 31,
	2025	2024
	In thousands of USD
Bondly HK (Note 15)	$4,454	$4,454
Less: impairment	(3,663)	-
Total	$791	$4,454

	For the Years Ended December 31,
	2025	2024
	In thousands of USD
Balance as of December 31,	$4,454	$-
Acquisitions (Note 15)	-	4,454
Impairment	(3,663)	-
Goodwill	$791	$4,454

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of developing AI-powered applications

9. Leases

As of December 31, 2025, the Company had the following non-cancellable lease contract.

Description of the lease	Lease term
Office premises	2 to 5 years

(a)	Amount recognized in the consolidated balance sheet:

	As of December 31,
	2025	2024
	In thousands of USD
Right-of-use assets	$554	$61

Lease liabilities, current	211	56
Lease liabilities, non-current	343	5
Total operating lease liabilities	$554	$61

(b)	A summary of lease cost recognized in the Company’ consolidated statements of operations and comprehensive (loss) income is as follows:

	As of December 31,
	2025	2024
	In thousands of USD
Amortization of right-of-use assets	$122	$121
Interest of lease liabilities	$8	$5

Maturity analysis of operating lease liability as of December 31, 2025 is as follows:

Operating lease payment	In thousands of USD
Within one year	227
One to three years	326
Three to five years	29
Total future minimum lease payments	$582
Less: imputed interest	(28)
Total	554

10. Prepaid and other assets

Prepaid and other assets consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	In thousands of USD
Deposit of Haicang property	$4,610	$4,507
Deposits to software developer	16,219	11,407
The deposits for potential acquisition	142	139
Other current assets	237	372
Total	$21,208	$16,425

On May 18, 2023, the Company (the “Buyer”) entered into a pre-sale agreement with Xiamen Haicang District People’s Government (the “Seller”), pursuant to which the Company agreed to purchase the Service industrial park building, located in Haicang District of Xiamen City. The buyer immediately pays $4.48 million (RMB 32.4 million) deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The building was estimated to be put into use on December 31, 2028.

On May 5, 2023, the Company made the first deposit of $$3.53 million (RMB 25 million) to ZhongYi Digital Intelligence Technology Co., Ltd to purchase the ChatGPT Accounting Intelligent System; On December 15, 2023, the Company made second deposit of $2.12 million (RMB 15 million) to the software developer. On September 25, 2024, the Company made third deposit of $1.39 million (RMB 10 million) to the software developer. On October 14, 2024, the Company made fourth deposit of $4.45 million (RMB 32 million) to the software developer. On Novement 28, 2025, the Company made fifth deposit of $4.55 million (RMB 32 million) to the software developer. The software development service is in progress and anticipated to be completed by 2026.

On October 22, 2024, the Company entered into a letter of intent for equity acquisition with an unrelated third-party company, pursuant to which the Company intends to acquire equity interests in the target company. The Company paid a goodwill deposit of RMB 1 million, which is refundable. The final purchase price will be determined as no less than 8 times the average audited net profit of the target company for the three-year period from 2024 to 2026, with specific terms subject to the formal equity transfer documents to be mutually agreed in the future. Due diligence is currently in progress, and the specific timing of the acquisition will be negotiated upon completion of such due diligence.

11. Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder
Mr. Ya Li	Chief Executive Officer, Chairman of the Board

i)	Significant transactions with related parties were as follows:

	For the years ended December 31,
	2025	2024	2023
Provision of marketing, operation and technical support services to Jinjiang School	$-	$-	$48
Provision of marketing, operation and technical support services to Quanzhou School	-	-	60
Processing of academic education applications to Jinjiang School	-	-	101
Processing of academic education applications to Quanzhou School	-	-	107
Sales of teaching and learning materials to Jinjiang School	-	-	74
Sales of teaching and learning materials to Quanzhou School	-	-	49
Online training to Jinjiang School	-	-	28
Online training to Quanzhou School	-	-	16
Total revenues – related parties	$-	$-	$483

ii)	Significant balances with related parties were as follows:

	As of December 31,
	2025	2024
	In thousands of USD
Due to the related party
Ya Li	$-	$866
Total	$-	$866

Balances due to Ya Li are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
	In thousands of USD
Salary payable	$1,641	$1,477
Acquisition in long term investment[1]	543	-
Accrued service fees	1,209	-
Others	11	150
Total	$3,404	$1,627

[1]	It represents the equity investment in two third-party companies, for which the relevant equity registration procedures have been completed, but the corresponding capital contribution has not been fully paid. The Company has paid $0.2 million as of the date of this annual report. The remaining amount will be paid before June 30, 2026.

13. Contract liabilities

	As of December 31,
	2025	2024
	In thousands of USD
Balance as of December 31,	$696	$1,034
Additions	2,078	3,343
Revenue recognized	(3,059)	(5,073)
Contract liabilities	$285	$696

14. Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	As of December 31,
	2025	2024
	In thousands of USD
Income tax payable	$155	$473
VAT payable	164	52
Other tax payable	461	445
Total	$780	$970

(b)	Corporate Income Taxes (“CIT”)

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

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the years ended December 31, 2025, 2024 and 2023, there is no preferential tax rate.

i)	The components of the income tax provision are as follows:

	For the years ended December 31,
	2025	2024	2023
Income tax expense	$-	$1,948	$3,250
Total	$-	$1,948	$3,250

There are no deferred tax assets due to full valuation allowance for the years ended December 31, 2025, 2024 and 2023.

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax jurisdiction	(0.8)%	(29.7)%	1.0%
Non-deductible expenses (1)	(1.3)%	(5.4%	0.6%
Change in valuation allowance	(22.9)%	(36.6)%	1.4%
Effective income tax rate	-%	(46.7)%	28.0%

(1)	Non-deductible expenses represented meal and entertainment fees not-deductible in PRC tax returns.

iii)	Deferred tax assets

	As of December 31,
	2025	2024
	In thousands of USD
Deferred tax assets:
Net accumulated loss-carry forward	$6,419	$2,001
Less: valuation allowance	(6,419)	(2,001)
Net deferred tax assets	$-	$-

Movement of valuation allowance is as follows:

	As of December 31,
	2025	2024
	In thousands of USD
Beginning balance	$2,001	$972
Write-off	(553)	(500)
Change of valuation allowance	4,971	1,529
Ending balance	$6,419	$2,001

As of December 31, 2025, certain subsidiaries had accumulated tax loss of approximately $2.18 million, which can be carried forward to offset future taxable income. The carryforwards period for net operating losses under the EIT Law is five years. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the years ended December 31, 2025, 2024 and 2023.

15. Business Combination

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

On February 26, 2025, the Company acquired the remaining 40% equity interest of Bondly HK with total cash consideration of $5,330,000.

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

16. Share Based Compensation

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

No share-based compensation expense was recognized for the years ended December 31, 2025. Share-based compensation expense of $3,412,700 was immediately recognized in general and administrative expenses for the year ended December 31, 2024 with no vesting conditions, respectively. No share-based compensation expense was recognized for the year ended December 31, 2023.

17. Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands. The Company’s authorized share capital of US$200,000,000 is divided into (a) 20,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.008 each and (b) 5,000,000,000 Class B Ordinary Shares with a nominal or par value of US$0.008 each. On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. As of December 31, 2024, 449,500 Class A Ordinary Shares and 45,000 Class B Ordinary shares were issued and outstanding. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has ten (10) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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

On January 28, 2025, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 42,500,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.08 per share, and for an aggregate purchase price of $3,400,000 (the “Offering”). The Company has received net proceeds of approximately $3,052,000 from the issuance and sale of the Class A Ordinary Shares on February 3, 2025, after deducting the offering expenses.

On February 10, 2025, the Board approved a one-for-two hundred (1:200) Reverse Split of the Company’s issued and unissued Class A and Class B ordinary shares.

On September 15, 2025, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 15,500,000 Class A ordinary shares, par value $0.008 each (the “Class A Ordinary Shares”), at a per share purchase price of $1.20 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $18,600,000, before deducting any fees or expenses. The transaction was closed on September 19, 2025.

On August 27, 2025, the Company issued an aggregate of 65,000 Class B ordinary shares with a par value of $0.00004 per share to Mr. Ya Li, the Company’s Chief Executive Officer, Director and Chairman of the Board, as compensation for the period from January 2025 to June 2025.

On December 30, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital to US$200,000,000.00 divided into 20,000,000,000 Class A Ordinary Shares and 5,000,000,000 Class B Ordinary Shares.

As of December 31, 2025, 16,216,825 Class A Ordinary Shares and 110,000 Class B Ordinary shares were issued and outstanding.

18. Statutory surplus reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of December 31, 2025 and 2024. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million and $1.74 million as of December 31, 2025 and 2024.

19. Restricted assets

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

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025 and 2024, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amount to $12.23 million and $8.66 million, respectively.

20.	Risks and Concentration

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, approximately $16.33 million and $14.65 million were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The RMB appreciated by 2.22% in fiscal year 2025 from December 31, 2024 to December 31, 2025 and depreciated by 1.49% in fiscal year 2024 from December 31, 2023 to December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Almost 99.2% revenue was derived from customers located in PRC. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company in any of the periods presented.

For the year ended December 31, 2025, Hanhai Information Technology (Shanghai) Co., Ltd., Koubei (Shanghai) Information Technology Co., Ltd., and Guangzhou Xunwei Network Technology Co., Ltd. contributed approximately 13%, 11% and 11% of total purchases of the Company, respectively  . For the year ended December 31, 2024, Beijing Duoying Times Culture Media Co., Ltd, one personal professional advisor and Jimei university contributed approximately 46%, 28% and 10% of total purchases of the Company, respectively. For the year ended December 31, 2023, Beijing Duoying Times Culture Media Co., Ltd, one personal professional advisor, Jimei university and Guangzhou Xingjinhui Trade Co., Ltd contributed approximately 30%, 21%, 18% and 16% of total purchases of the Company, respectively.

21. Commitments and contingencies

(a)	Commitments

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $7,056,681 (RMB 49.6 million) as  of December 31, 2025. These commitments are primarily related to the acquisition of office buildings and the development of software.

The Company did not have any significant commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2025 and 2024, the Company is not a party to any material legal or administrative proceedings.

22. Subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 28, 2026, the date the consolidated financial statements were available to be issued. No other events require adjustment to or disclosure in the consolidated financial statements.